As filed with the Securities and Exchange Commission on May 12, 2008

Registration No. 333-148201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VERSO PAPER CORP.

(Exact name of registrant as specified in its charter)

Delaware	2621	75-3217389
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6775 Lenox Center Court, Suite 400

Memphis, Tennessee 38115-4436

(901) 369-4100

(Address, including zip code, and telephone number, including area code,

of the registrant’s principal executive offices)

Michael A. Jackson

President and Chief Executive Officer

Verso Paper Corp.

6775 Lenox Center Court, Suite 400

Memphis, Tennessee 38115-4436

(901) 369-4100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Raymond Y. Lin, Esq. Dennis D. Lamont, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Michael Kaplan, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated May 12, 2008

PRELIMINARY PROSPECTUS

18,750,000 Shares

Common Stock

This is the initial public offering of shares of common stock by Verso Paper Corp. We are offering 18,750,000 shares of our common stock.

Prior to the offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share of our common stock will be between $16.00 and $18.00. We have applied to list our common stock for quotation on the New York Stock Exchange under the symbol “VRS.”

Investing in our common stock involves a high degree of risk. Before buying any of these shares of our common stock, you should carefully consider the risk factors described in “ Risk Factors” beginning on page 17 of this prospectus.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Verso Paper Corp.	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters may also purchase up to an additional 2,812,500 shares of our common stock from Verso Paper Investments LP, the general partner of our principal stockholder, Verso Paper Management LP, and an affiliate of Apollo Global Management LLC, at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

The underwriters are offering the shares of our common stock pursuant to a firm commitment underwriting as described under “Underwriting.” Delivery of the shares of common stock will be made on or about                      , 2008.

Credit Suisse	Citi

Deutsche Bank Securities  JPMorgan  Lehman Brothers  Merrill Lynch & Co.  Morgan Stanley

Utendahl Capital Partners, L.P.

The date of this prospectus is             , 2008

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or any information to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities.

Until             , 2008 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

MARKET AND INDUSTRY INFORMATION

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates which are derived from our review of internal surveys, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information. Industry prices for coated paper provided in this prospectus are, unless otherwise expressly noted, derived from Resource Information Systems, Inc., or “RISI, Inc.” data. “North American” data included in this prospectus that has been derived from RISI, Inc. only includes data from the United States and Canada. U.S. industry pricing data included in this prospectus has been derived from RISI, Inc. data; this data represents pricing from the eastern United States only (as defined by RISI, Inc.). Also, any reference to (i) grade No. 3, grade No. 4 and grade No. 5 coated paper relates to 60 lb. basis weight, 50 lb. basis weight and 34 lb. basis weight, respectively, (ii) lightweight coated groundwood paper refers to groundwood paper grades that are a 36 lb. basis weight or less, and (iii) ultra-lightweight coated groundwood paper refers to groundwood paper grades that are a 30 lb. basis weight or less. Unless otherwise expressly noted, the term consumption as used in this prospectus means apparent consumption as defined by RISI, which is calculated as shipments plus imports less exports. The RISI, Inc. data included in this prospectus has been derived from the following RISI, Inc. publications: RISI World Graphic Paper forecast, April 2008; RISI North American Graphic Paper forecast, April 2008; and RISI Paper Trader: A Monthly Monitor of the North American Graphic Paper Market, March 2008.

ii

PROSPECTUS SUMMARY

This summary highlights important information about our business from this prospectus. Please review this prospectus in its entirety, including “Risk Factors” and our financial statements and the related notes, before you decide to invest. Unless otherwise noted, the terms the “company,” “Verso Paper,” “we,” “us,” “our” and “Successor” refer collectively to Verso Paper Corp., a Delaware corporation, and its subsidiaries after giving effect to the consummation of the Merger as described under “Prospectus Summary—The Merger.” References to the “Division” or “Predecessor” are to the Coated and Supercalendered Papers Division of International Paper Company. The term “International Paper” refers to our former parent, International Paper Company. Unless otherwise noted, references to “Apollo” throughout this prospectus refer to the affiliates of Apollo Global Management LLC that control us.

Our Company

We are a leading North American supplier of coated papers to catalog and magazine publishers. The market for coated paper, which is comprised of coated groundwood paper and coated freesheet paper, is one of the most attractive segments of the paper industry due to its prospects for volume growth, continued improvement in pricing and the high value-added nature of its products. Coated paper is used primarily in media and marketing applications including catalogs, magazines and commercial printing applications, which include high-end advertising brochures, annual reports and direct mail advertising.

We are North America’s second largest producer of coated groundwood paper, which is used primarily for catalogs and magazines. We are also North America’s lowest cost producer of coated freesheet paper, which is used primarily for annual reports, brochures and magazine covers. In addition to coated paper, we have a strategic presence in supercalendered paper, which is primarily used for retail inserts. We also produce and sell market pulp, which is used in the manufacture of printing and writing paper grades and tissue products.

Our primary product lines include coated groundwood paper, coated freesheet paper, supercalendered paper and pulp. Our net sales by product line for the year ended December 31, 2007 are illustrated below:

Net Sales by Product Line

We sell and market our products to approximately 100 customers which comprise 650 end-user accounts. We have long-standing relationships with many leading magazine and catalog publishers, commercial printers, specialty retail merchandisers and paper merchants. We reach our end-users through several distribution channels including direct sales, commercial printers, paper merchants and brokers. The majority of our products are sold via contracts we maintain with our customers, which generally specify the volumes to be sold to the customer over the contract term, as well as the pricing parameters for those sales. Having a large portion of our sales volume under contract allows us to plan our production runs well in advance, optimizing production over our integrated mill system and thereby increasing overall efficiency and reducing our costs. Our key customers include leading magazine publishers such as Condé Nast Publications, Inc., National Geographic Society and Time Inc.; leading catalog producers such as Avon Products, Inc. and Sears Holdings Corporation; leading commercial printers such as Quad/Graphics, Inc. and RR Donnelley & Sons Company; and leading paper merchants and brokers such as Unisource Worldwide, Inc., the xpedx and Bulkley Dunton business units of International Paper, A.T. Clayton & Co., Inc. and Clifford Paper, Inc.

We operate 11 paper machines at four mills located in Maine, Michigan and Minnesota. The mills have a combined annual production capacity of 1,726,000 tons of coated paper, 102,000 tons of supercalendered paper and 874,000 tons of kraft pulp, of which approximately 610,000 tons is consumed internally and the remainder is sold as market pulp. Over our integrated mill system, the total volume of pulp purchased from third parties is approximately balanced by the amount of pulp that we sell to the market. As a result, our business is generally insulated from fluctuations in earnings caused by changes in the price of pulp. Our facilities are strategically located within close proximity to major publication printing customers, which affords us the ability to more quickly and cost-effectively deliver our products. Our facilities also benefit from convenient and cost-effective access to northern softwood fiber, which is required for the production of lightweight and ultra-lightweight coated groundwood papers, two of the more attractive grades of coated paper.

Industry Overview

Based on 2007 sales, the size of the global coated paper industry is estimated to be approximately $49 billion, or 54 million tons of coated paper demand, including approximately $12 billion in North America, or 13 million tons of coated paper demand. In North America, coated papers are classified by brightness into five grades, labeled No. 1 to No. 5, with No. 1 having the highest brightness level and basis weight and No. 5 having the lowest brightness level and basis weight. Papers graded No. 1, No. 2 and No. 3 are typically coated freesheet grades. No. 4 and No. 5 papers are predominantly grades containing groundwood. Coated groundwood grades are the preferred grades for catalogs and magazines, while coated freesheet is more commonly used in commercial print applications. The coating process adds a smooth uniform finish to the paper, which produces superior color and print definition. As a result, major uses of coated papers include the printing of catalogs, magazines, annual reports, directories and advertising materials.

The following key trends are currently affecting the North American coated paper industry:

Growing consumption/demand. Coated paper demand is primarily driven by advertising and print media usage. North American coated paper consumption, which was 13.2 million tons in 2007, has grown at a 2.0% compound annual growth rate since 2001 due to the continued growth of paper used in catalog, magazine and commercial print applications.

Reductions in production capacity and supply. In North America, supply is determined primarily by North American-based coated paper production and is supplemented by imports from Europe and Asia. As a result of recent capacity closures in the North American coated paper industry, the lack of any currently announced capacity additions and the stabilization of imports of coated paper into the United States, we believe that supply should be stable for the near future.

Favorable operating rates. According to RISI, Inc., the average operating rate for North American coated paper manufacturers, which measures the ratio of shipments from producers in a particular region to capacity of producers in the same region, rose from 86% in 2001 to 97% in 2007, as shipments increased more than capacity during this time period. Following the recently announced reductions in North American production, 2007 coated paper operating rates would have been over 100% on a pro forma basis, reflecting the current tight supply conditions. Historically, high operating rates have resulted in increased prices for coated paper. RISI, Inc. expects the average operating rate for coated groundwood and coated freesheet to remain above 95% and 92% through 2012, respectively, with the average operating rate for coated groundwood expected to be 100% through 2009 because of trends in North American demand, recently completed and announced capacity closures, the lack of any major forecasted North American capacity additions and favorable import trends.

Improving pricing. As a result of the trends identified above, coated paper pricing in the United States is increasing. We have announced and are implementing total price increases of $245 per ton on our coated groundwood grades and $190 per ton on most grades of coated freesheet. As we began implementing these price increases, our weighted average paper prices rose from $797 per ton in the second quarter of 2007 to $840 per ton in the fourth quarter of 2007. We expect our weighted average paper prices to continue to increase as we further realize these price increases during 2008. In reflection of these market trends, RISI, Inc. forecasts that U.S. prices for grade No. 5 coated paper, 34 lb. basis weight, which is an industry benchmark for coated paper pricing, will rise from an average of $888 per ton in the second quarter of 2007 to $1,100 per ton in the fourth quarter of 2008. In addition, RISI, Inc. estimates annual prices for this product to increase from an average of $923 per ton in 2007 to $1,083 per ton in 2008 and then to $1,140 per ton in 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Selected Factors that Affect Our Operating Results.”

Our Competitive Strengths

We believe that our competitive strengths include the following:

Well positioned to benefit from strengthening coated paper market fundamentals. We believe that we are well positioned to benefit from improving fundamentals in the coated paper industry, which are inherently linked to the balance of supply and demand. Since the second quarter of 2004, supply has decreased due to a reduction in production capacity in both North America and Europe, which was caused primarily by the closure of high cost coated paper mills by our competitors. These mills generally suffered from a combination of higher energy prices, changes in Canadian dollar and euro exchange rates and other inflationary factors. North American producers announced the shutdown of approximately 1.3 million tons of aggregate coated paper capacity that began in the second half of 2007 and will continue throughout 2008, which represents approximately 12% of North American coated paper capacity. Based on favorable supply and demand trends, RISI, Inc. projects that North American coated paper operating rates will remain high for the foreseeable future, with coated groundwood operating rates expected by RISI, Inc. to be approximately 100% in 2008 and 2009.

A leading manufacturer of coated paper products in North America. We are one of the largest coated paper manufacturers in North America based on production capacity. Within the overall North American coated paper market, we have a leading market share in North American coated groundwood production capacity. In addition, we are North America’s lowest cost producer of coated freesheet paper. Our size provides us with economies of scale, which enables us to optimize production across our integrated mill system to provide a broad spectrum of products and gives us the operational flexibility to adapt to our customers’ specific coated paper needs.

Leading positions in the industry’s most attractive segments and products. We are a leading supplier of coated papers to U.S. catalog and magazine publishers. The catalog and magazine end-user segments are among the most attractive within the coated papers industry due to their long-term growth prospects, favorable industry dynamics, blue-chip customer base and emphasis on product innovation and development. We maintain a leading position in the U.S. catalog and magazine end-user segments, with estimated segment shares of approximately 24% and 16% in 2007, respectively.

In addition to being focused on the most attractive end-user segments, our product portfolio is also concentrated on the most attractive products in both the paper industry, in general, and the coated paper segment, specifically. Coated papers have been and are expected to be among the fastest growing paper grades in the paper industry, with North American coated paper demand having grown 2.0% per annum since 2001, compared to a demand growth rate of negative 4.7% for newsprint and a demand growth rate of negative 1.8% for uncoated freesheet paper. We are also specifically focused on the fastest growing portions of the coated paper market. For example, we are one of three major North American-based producers of ultra-lightweight coated groundwood paper. Ultra-light weight coated groundwood paper has experienced higher growth than the overall coated paper market, a trend we expect to continue as customers are increasingly demanding lower basis weight products in order to reduce their freight and postage costs. In addition, ultra-lightweight coated papers sell for higher prices and yield higher margins than their higher basis weight counterparts. We believe that we have a competitive advantage in ultra-lightweight coated paper grades due to our investment in specialized equipment and our internal development of special manufacturing processes.

Strong relationships with attractive customer base. We have long-standing relationships with leading publishers, commercial printers, retail merchandisers and paper merchants. Our relationships with our 10 largest coated paper customers average more than 20 years. These customers have historically had stable, on-going paper needs. Our strong relationships with the leading customers in the catalog and magazine end-user segments have allowed us to optimize our mill system to supply orders on an efficient, cost-effective basis. Due to the premium printing requirements of these end-users, we have also been able to shift our product mix towards higher value-added grades, such as lightweight and ultra-lightweight coated groundwood. In addition, 60% of our net sales in 2007 were made pursuant to contracts we maintain with our customers. These contracts help enable us to plan our production runs well in advance, thereby optimizing production over our integrated mill system, which reduces costs and increases overall efficiency. Our relationships with our key customers also allow us to maintain operating rates that are in excess of industry levels. For example, according to RISI, Inc., average operating rates for coated paper producers were 97% in 2007, while our operating rates were 99% in the same period.

Well-invested, low-cost manufacturing facilities. We believe our coated paper mills are among the most efficient and lowest cost coated paper mills in the world based on the cash cost of delivery to Chicago. We attribute our manufacturing efficiency, in part, to the significant historical investments made in our mills. From 1985 to 2006, our former parent, International Paper, invested over $1.7 billion in growth capital expenditures for new machines, rebuilds, productivity enhancements and capacity expansions. In addition to these expenditures, over $800 million was invested by International Paper for maintenance and repairs of this equipment, as well as for certain environmental, health and safety projects. International Paper also improved the cost position of our system by closing over 500,000 tons of higher cost coated paper capacity. As a result, we are the owners of well-invested, low-cost production assets. Further, most of our paper production is at mills with integrated pulp production and energy co-generation facilities, which reduces our exposure to price volatility for energy and purchased pulp, two of our largest cost inputs. As we sell approximately the same amount of pulp as we purchase across our integrated production system, we are generally insulated from fluctuations in earnings caused by changes in pulp prices.

Efficient, integrated supply chain with unique service solutions. Coated paper customers have become increasingly focused on supply chain efficiency, cost reduction and lead time minimization. Our Internet-based ordering platforms simplify ordering, tracking and invoicing, and are part of our strategy to continually reduce the cost to serve our customer base. In addition, we operate Nextier Solutions, an Internet-based system designed for collaborative production planning, procurement and inventory management processes throughout the supply chain. Our customers use our systems to maximize supply chain efficiencies, improve communication and reduce operating costs. We believe this provides us with a competitive advantage by enabling us to run our operations more cost-effectively through better planning of manufacturing runs and tracking of costs and inventory. We also believe the strategic location of our mills and distribution centers near major end-use markets, such as New York and Chicago, affords us the ability to more quickly and cost-effectively deliver our products to those markets. This close proximity to our customers provides for enhanced customer service and allows us to minimize our freight and delivery costs.

Experienced management team with proven track record. We believe our senior management team is a valuable asset to our business. This team has introduced industry-leading cost saving and efficiency programs and has lead the successful transition of our business from International Paper. In November 2006, Michael A. Jackson joined our business as President and Chief Executive Officer from Weyerhaeuser Company, where he most recently served as Senior Vice President in charge of the Cellulose Fibers, White Papers, Newsprint and Liquid Packaging Board businesses. Our senior management team averages approximately 20 years of experience in the paper and forest products industry.

Our Business Strategy

Increase revenues. One of our key objectives is to profitably grow sales. We believe we can achieve this goal through the following strategies:

•

Capitalize on favorable trends in our industry. The coated paper industry is currently benefiting from favorable supply and demand trends and high operating rates, which have resulted in rising sales prices. We are currently implementing several price increases with an announced total increase of $245 per ton on our coated groundwood grades and $190 per ton on most of our coated freesheet grades. We expect to grow our revenues and operating profits as these price increases are realized during 2008. Based on our coated paper production capacity, a price increase of $50 per ton in average selling prices for coated paper, assuming volumes and costs remain constant, equates to $86 million in additional annual revenues and operating profits.

•

Leverage our leading market position. We intend to further strengthen our leadership position by increasing our sales to both existing and new potential customers within the catalog and magazine segments, where, as industry leaders, we can offer an enhanced level of products and service. We believe that this competitive advantage will allow us to efficiently grow our business in line or in excess of market volume and price growth.

•

Participate in ongoing coated paper industry consolidation. We believe that there may be opportunities to participate in the current trend of consolidation in the North American coated paper industry. We intend to evaluate and pursue acquisitions and strategic partnerships that we believe will increase our profitability, enhance economies of scale, and augment or diversify our existing customer base. Through strategic acquisitions and partnerships, we intend to continue to improve our absolute and relative cost position, supplement our organic growth prospects and enhance stockholder value.

•

Focus on specialty and higher value-added products. In addition to participating in underlying market growth, we plan to grow revenues by focusing on specialty and high value-added products, which we expect to grow in excess of general market growth. As one of the three major North American-based producers of ultra-lightweight papers, we are positioned well with customers that want to lower postage and distribution expenses and thereby lower their total production costs. We expect the volumes and prices of ultra-lightweight papers to grow faster than the coated paper market in general, which provides us with an opportunity to leverage our production capabilities to garner additional revenues. In addition, we will continue to drive product performance improvements by taking advantage of technological advances and developing new products that meet the needs of our core catalog and magazine customers. We have a robust research and development effort that identifies, commercializes and capitalizes on new products and product innovations to generate additional sales opportunities.

Improve profitability. We intend to focus on productivity enhancements and on improving our cost platform through the following strategies:

•

Increase productivity. Since 2001, we have significantly reduced production costs and enhanced manufacturing efficiency at our mills. During this period, we reduced total headcount by approximately 20% while overall productivity increased by 15% as measured by production tons per day and by approximately 50% as measured by tons produced per day per employee. Combined with strategies to reduce raw material usage, repair costs and manufacturing overhead, these initiatives have significantly improved financial and operating results. Going forward, we intend to selectively pursue cost reduction and efficiency improvement initiatives based on their cost to achieve, likely success and anticipated payback period.

•

Improve operating performance. Through Realizable-GAP, or “R-GAP,” our continuous process improvement program, we have implemented focused programs to optimize raw materials sourcing and usage, reduce repair costs and control overhead. We believe these process improvements, combined with our ability to generate a substantial portion of our energy needs and produce low cost pulp through our integrated pulp operations, will enhance our operating leverage, earnings and cash flow. We expect to continue to enhance and use our proprietary R-GAP process to identify more cost-saving opportunities which will improve the profitability of our mill network.

Maximize cash flow. Since the acquisition of our business from International Paper, our senior management team has implemented a focused strategy to maximize profitability and cash flow. With this enhanced management focus, we have managed our working capital, capital expenditures and operational expenditures efficiently to optimize cash flow.

As a result of our former parent’s significant growth capital expenditures, we believe that our capacity is sufficient to meet our current growth initiatives without significant additional spending and that future growth capital will be spent only upon the expectation of significant returns. Following 2008, our annual maintenance and environmental capital expenditures are expected to average approximately $40 million to $50 million per year for the next few years, which we believe will be sufficient to maintain our productivity and maximize cash flow.

As a result of the way the acquisition of our business was structured, we also expect to pay minimal cash income taxes over the next few years due in part to high tax depreciation deductions we expect to realize. This tax depreciation should reduce future taxable profits from the business and minimize our cash income taxes.

We expect that our relatively low maintenance and environmental capital expenditures, improved working capital management, further cost reductions and minimal cash income taxes will enhance our ability to generate cash flow. We intend to use our cash flow to repay our debt and to reinvest in the growth of our business.

Risk Factors

An investment in our common stock involves substantial risks and uncertainties. Some of the more significant challenges and risks include those associated with our susceptibility to conditions in the U.S. economy, our ability to pass through increases in our costs to our customers, the cost of energy and raw materials, the highly competitive nature of the industry in which we operate and our significant amount of indebtedness. See “Risk Factors” for a discussion of the factors you should consider before investing in our common stock.

The Merger

We, along with Verso Paper Two Corp., Verso Paper Three Corp., Verso Paper Four Corp. and Verso Paper Five Corp., are the wholly-owned subsidiaries of Verso Paper Management LP. Prior to the effective date of the registration statement of which this prospectus is a part, Verso Paper Two Corp., Verso Paper Three Corp., Verso Paper Four Corp. and Verso Paper Five Corp. will merge with and into us, and we will be the surviving corporation. The combination of us with these four entities is referred to throughout this prospectus as the “Merger.” Upon consummation of the Merger, Verso Fiber Farm LLC, which is currently a wholly-owned subsidiary of Verso Paper Five Corp., will become our wholly-owned subsidiary. In connection with Verso Fiber Farm LLC becoming our wholly-owned subsidiary, we intend to use a portion of the net proceeds from this offering to repay the outstanding $4.0 million under the revolving credit facility and the $10.0 million senior secured term loan of Verso Fiber Farm LLC. See “Use of Proceeds.” As a result of the Merger, Verso Paper LLC, the chief operating entity through which our business is operated, and each of its subsidiaries, which will include Verso Fiber Farm LLC, will become our wholly-owned indirect subsidiaries. Prior to the Merger, each of Verso Paper Corp., Verso Paper Two Corp., Verso Paper Three Corp. and Verso Paper Four Corp. are holding companies that indirectly own 40%, 30%, 20% and 10% of Verso Paper LLC and our other consolidated subsidiaries, respectively. Prior to the Merger, Verso Paper Five Corp. is a holding company that wholly owns Verso Fiber Farm LLC. See “—Summary Corporate Structure Pre- and Post-Merger.”

Upon consummation of this offering, Apollo will continue to control us with beneficial ownership of 67.0% of our common stock. Although Apollo will have the ability to substantially influence all matters requiring stockholder approval, Apollo does not maintain a role in our day-to-day management and operations other than through its representation on our board of directors by its employees, Messrs. Harris, Kleinman, Zaken and Sambur, solely in their capacity as directors, and any provision of financial and strategic consulting and advisory services under our management agreement with Apollo. The services under the management agreement are advisory in nature and do not provide Apollo with any authority to manage or operate our business and affairs. See “Risk Factors—Risks Related to Our Common Stock—Apollo controls us, and its interests may conflict with or differ from your interests as a stockholder” and “Certain Relationships and Related Party Transactions—Management Agreement.”

Additional Information

Our principal executive offices are located at 6775 Lenox Center Court, Suite 400, Memphis, Tennessee 38115-4436. Our telephone number is (901) 369-4100. Our web site address is www.versopaper.com. Information on our web site is not considered part of this prospectus.

Summary Corporate Structure Pre- and Post-Merger

The following chart represents our summary corporate structure prior to the Merger. The profit interests held by senior management in Verso Paper Management LP are non-voting. See “Prospectus Summary—The Merger,” “Compensation Discussion and Analysis—Elements of Executive Compensation” and “Principal and Selling Stockholders.”

The following chart represents our summary corporate structure immediately following the consummation of the Merger and this offering. Verso Paper Corp. will be the surviving entity of the merger of Verso Paper Corp., Verso Paper Two Corp., Verso Paper Three Corp., Verso Paper Four Corp. and Verso Paper Five Corp. Upon consummation of this offering, members of management holding profit interests in Verso Paper Management LP will have the right to exchange these interests for shares of our common stock held by Verso Paper Management LP. See “Prospectus Summary—The Merger,” “Compensation Discussion and Analysis—Elements of Executive Compensation” and “Principal and Selling Stockholders.”

The Offering

Shares of common stock offered by us	18,750,000 shares

Common stock to be outstanding after this offering	56,796,647 shares

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $295.8 million. We intend to use the net proceeds to repay the outstanding $4.0 million under the revolving credit facility and the $10.0 million senior secured term loan of Verso Fiber Farm LLC, to repay the outstanding $250.0 million senior unsecured term loan facility of our subsidiary, Verso Paper Finance Holdings LLC, as well as the $2.5 million prepayment penalty related thereto, to pay Apollo the $23.1 million fee in connection with the termination of the fee arrangement under the management agreement, and for general corporate purposes, including working capital, the expansion of our production capabilities, research and development, purchases of capital equipment and potential acquisitions of businesses that we believe are complementary to our business. See “Use of Proceeds.” Affiliates of certain of the underwriters are lenders under the Verso Fiber Farm LLC and the Verso Finance Holdings LLC facilities and, accordingly, will receive a substantial portion of the proceeds from this offering through such repayment. See “Underwriting—Relationships.”

Dividend policy	We intend to pay quarterly cash dividends on our common stock at an initial annual rate equal to approximately 1% of the initial offering price per share. At an initial public offering price of $17.00 per share, the mid-point of the range set forth on the cover of the prospectus, the quarterly cash dividend would be an initial annual rate of $0.17 per share. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the quarterly cash dividend by an initial annual rate of $0.01 per share. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors our board of directors may deem relevant. See “Risk Factors—Risks Related to Our Common Stock—We may be restricted from paying cash dividends on our common stock in the future.”

Listing	We will apply to have our common stock listed on the New York Stock Exchange under the trading symbol “VRS.”

Directed share program	At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The sales will be made by Smith Barney, a division of Citigroup Global Markets Inc. through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See “Underwriting.”

The number of shares of common stock to be outstanding after this offering is based on 38,046,647 shares of common stock outstanding upon completion of the Merger and the filing of our amended and restated certificate of incorporation.

Except as otherwise indicated, all information in this prospectus:

•

gives effect to the Merger and the filing of our amended and restated certificate of incorporation, effecting a 38,047-for-1 stock split with respect to our common stock, which will occur prior to the effective date of the registration statement of which this prospectus is a part; and

•	assumes no exercise by the underwriters of their option to purchase 2,812,500 additional shares from the selling stockholder in this offering. See “Principal and Selling Stockholders.”

Summary Combined Financial Data

The following table presents our summary historical combined financial data. The following information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited combined financial statements of the Coated and Supercalendered Papers Division of International Paper and the audited combined financial statements of Verso Paper Corp. and notes thereto included elsewhere in this prospectus, as well as the other financial information included in this prospectus.

On August 1, 2006, our wholly-owned subsidiary, Verso Paper LLC, acquired the assets and certain of the liabilities of the Coated and Supercalendered Papers Division from International Paper, including the four mills located in Jay and Bucksport, Maine, Quinnesec, Michigan and Sartell, Minnesota, together with other related facilities and assets and certain administrative and sales and marketing functions, pursuant to the terms of a purchase and sale agreement entered into between Verso Paper LLC and International Paper on June 4, 2006. We, along with our subsidiaries, were formed by affiliates of Apollo Global Management LLC for the purpose of consummating the acquisition of the Coated and Supercalendered Papers Division from International Paper, or the “Acquisition.” Unless otherwise noted, references to “Apollo” throughout this prospectus refer to the affiliates of Apollo Global Management LLC that control us. In connection with the Acquisition, Verso Paper Holdings LLC issued $1,185 million of debt, which we refer to as the “Financing,” consisting of a $285 million term loan B facility, or the “Term Loan B,” $600 million in aggregate principal amount of second priority senior secured notes and $300 million in aggregate principal amount of senior subordinated notes. We also obtained a $200 million revolving credit facility, which we refer to, together with the Term Loan B, as the “senior secured credit facilities.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The combined statement of operations data for the year ended December 31, 2005, and for the seven months ended July 31, 2006, have been derived from the combined financial statements of the Coated and Supercalendered Papers Division of International Paper, which we refer to as the “Predecessor” or the “Division,” which have been audited by Deloitte & Touche LLP an independent registered public accounting firm, and are included in this prospectus. The combined balance sheet data as of December 31, 2007, and the combined statement of operations data for the five months ended December 31, 2006, and the year ended December 31, 2007, have been derived from the combined financial statements of Verso Paper Corp, which we refer to as the “Successor” which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included in this prospectus. The combined balance sheet data as of March 31, 2008, and the statements of operations data for the three months ended March 31, 2007 and 2008, have been derived from the unaudited combined financial statements included in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial statements are not necessarily indicative of results that may be experienced for the fiscal year or any future reporting period.

	Predecessor Combined		Successor Combined
	Year Ended December 31,	Seven Months Ended July 31,	Five Months Ended December 31,	Year Ended December 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2005	2006	2006	2007	2007	2008
	(dollars and tons in millions, except per share data)
Statement of Operations Data:
Net sales	$1,603.8	$904.4	$706.8	$1,628.8	$359.8	$453.9
Costs and expenses:
Costs of products sold exclusive of depreciation and amortization	1,338.2	771.6	589.3	1,403.1	316.3	375.4
Depreciation and amortization	129.4	72.7	48.3	123.2	29.6	32.2
Selling, general and administrative expenses	65.6	34.3	14.4	53.1	11.2	14.2
Restructuring and other charges	10.4	(0.3)	10.1	19.4	5.3	1.7

Operating income (loss)	60.2	26.1	44.7	30.0	(2.6)	30.4
Interest expense	14.8	8.4	49.1	143.0	33.7	33.7
Interest income	—	—	(1.8)	(1.5)	(0.9)	(0.2)

Income (loss) before income taxes	45.4	17.7	(2.6)	(111.5)	(35.4)	(3.1)
Provision for income taxes	17.9	7.0	—	—	—	—

Net income (loss)	$27.5	$10.7	$(2.6)	$(111.5)	$(35.4)	$(3.1)

Per Share Data:
Earnings (loss) per share			$(0.07)	$(2.93)	$(0.93)	$(0.08)
Common shares outstanding			38,046,647	38,046,647	38,046,647	38,046,647

Statement of Cash Flows Data:
Cash provided by (used in) operating activities	$116.8	$39.3	$128.2	$15.0	$(76.6)	$(26.1)
Cash used in investing activities	(53.0)	(27.6)	(1,402.0)	(69.1)	(11.0)	(12.8)
Cash (used in) provided by financing activities	(63.8)	(11.6)	1,386.3	0.2	(0.4)	0.1

Other Financial and Operating Data:
EBITDA(1)	$189.6	$98.8	$93.0	$153.2	$27.0	$62.6
Capital expenditures	53.1	27.7	27.8	70.9	11.0	12.8
Total tons sold	2,024.9	1,145.0	866.4	2,096.3	467.0	522.3

	As of March 31, 2008
	Actual	As Adjusted(2)
	(dollars in millions)
Balance Sheet Data:
Cash and cash equivalents	$19.7	$26.0
Working capital(3)	101.7	111.9
Property, plant and equipment, net	1,143.8	1,143.8
Total assets	1,581.2	1,580.9
Net total debt(4)	1,400.0	1,129.8
Stockholders’ equity	(74.9)	188.7

(1)	EBITDA consists of earnings before interest, taxes, depreciation and amortization. EBITDA is a measure commonly used in our industry and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We use EBITDA as an operating performance measure, and not a liquidity measure. We believe that EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States, or “U.S. GAAP,” and our EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows or as a measure of liquidity.

The following table reconciles net income (loss) to EBITDA for the periods presented:

	Predecessor Combined		Successor Combined
	Year Ended December 31,	Seven Months Ended July 31,	Five Months Ended December 31,	Year Ended December 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2005	2006	2006	2007	2007	2008
	(dollars in millions)
Net income (loss)	$27.5	$10.7	$(2.6)	$(111.5)	$(35.4)	$(3.1)
Interest expense, net:	14.8	8.4	47.3	141.5	32.8	33.5
Income tax expense	17.9	7.0	—	—	—	—
Depreciation and amortization	129.4	72.7	48.3	123.2	29.6	32.2

EBITDA	$189.6	$98.8	$93.0	$153.2	$27.0	$62.6

(2)	The as adjusted combined balance sheet data reflects the balance sheet data as of March 31, 2008, adjusted for this offering and the use of the net proceeds therefrom. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, the mid-point of the range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and stockholders’ equity by $17.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	Working capital is defined as current assets net of current liabilities, excluding the current portion of long-term debt and the Division’s accounts payable to International Paper—net.

(4)	Net total debt is defined as total debt less cash and cash equivalents.

Covenant Compliance

Certain covenants contained in the credit agreement governing our subsidiary’s senior secured credit facilities and the indentures governing our subsidiary’s outstanding notes (i) require the maintenance of a net first lien secured debt to Adjusted EBITDA ratio (as defined below) of 3.25 to 1.0 and (ii) restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges (as defined below) and net senior secured debt to Adjusted EBITDA ratios. The covenants restricting our ability to incur additional indebtedness and make future acquisitions require a ratio of Adjusted EBITDA to Fixed Charges of 2.0 to 1.0 and a net senior secured debt to Adjusted EBITDA ratio of 6.0 to 1.0, in each case measured on a trailing four-quarter basis. For the purpose of calculating these ratios, pro forma effect is given to any repayment of debt, such as that contemplated with the net proceeds from this offering, as if such transaction occurred at the beginning of the trailing four-quarter period. Although we do not expect to violate any of the provisions in the agreements governing our outstanding indebtedness, these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. See “Risk Factors—Our substantial indebtedness could adversely affect our financial health.”

Fixed Charges are consolidated interest expense excluding the amortization or write-off of deferred financing costs. Cash interest expense is adjusted in the table below to give effect to this offering and the use of the net proceeds therefrom. Adjusted EBITDA is EBITDA further adjusted to exclude unusual items and other pro forma adjustments permitted in calculating covenant compliance in the indentures governing our outstanding notes to test the permissibility of certain types of transactions. We believe that the inclusion of the supplemental adjustments applied in calculating Adjusted EBITDA and the adjustment to cash interest expense to give effect to this offering and the use of the net proceeds therefrom are appropriate to provide additional information to investors to demonstrate our compliance with our financial covenants and assess our ability to incur additional indebtedness in the future. However, Adjusted EBITDA is not a measurement of financial performance under U.S. GAAP, and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our Adjusted EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows or as a measure of liquidity.

The following table reconciles cash flow from operating activities to EBITDA and Adjusted EBITDA for the periods presented. Statement of operations data for the twelve months ended March 31, 2008, is calculated by subtracting the data for the three months ended March 31, 2007, from the data for the year ended December 31, 2007, and adding the data for three months ended March 21, 2008.

	Successor
	Three Months Ended March 31, 2007	Year Ended December 31, 2007	Three Months Ended March 31, 2008	Twelve Months Ended March 31, 2008
	(dollars in millions)
Cash flow from operating activities	$(76.6)	$15.0	$(26.1)	$65.5
Amortization of debt issuance costs	(1.6)	(6.7)	(1.7)	(6.8)
Interest income	(0.9)	(1.5)	(0.2)	(0.8)
Interest expense	33.7	143.0	33.7	143.0
Loss on disposal of fixed assets	(0.1)	(1.0)	(0.1)	(1.0)
Other, net	(0.2)	1.5	(2.8)	(1.1)
Changes in assets and liabilities, net	72.7	2.9	59.8	(10.0)

EBITDA	$27.0	$153.2	$62.6	$188.8
Operational improvements(a)	1.5	6.1	1.4	6.0
Restructuring, severance and other(b)	5.3	19.4	1.7	15.8
Non-cash compensation/benefits(c)	0.4	0.6	0.1	0.3
Other items, net(d)	0.1	8.0	0.1	8.0

Adjusted EBITDA				$218.9

As adjusted cash interest expense(e)				$107.8
Adjusted EBITDA to as adjusted cash interest expense(e)				2.0
Net senior secured debt to Adjusted EBITDA				3.7
Net first-lien secured debt to Adjusted EBITDA				1.1

(a)	Represents the benefit of lower wood cost at our Sartell mill resulting from the harvest of hybrid poplar from our fiber farm.

(b)	Includes restructuring and severance as per our financial statements. Restructuring includes transition and other non-recurring costs associated with the Acquisition.

(c)	Represents amortization of certain one-time benefit payments.

(d)	Represents earnings adjustments for legal and consulting fees, and other miscellaneous non-recurring items.

(e)	As adjusted cash interest expense gives effect to this offering and reflects a decrease in cash interest expense for the twelve months ended March 31, 2008 equal to $29.5 million as a result of the repayment of the outstanding $250.0 million senior unsecured term loan facility of our subsidiary, Verso Paper Finance Holdings LLC, bearing interest at a rate equal to 9.5% as of March 31, 2008, and the repayment of the outstanding $4.0 million under the revolving credit facility and $10.0 million senior secured term loan of our subsidiary, Verso Fiber Farm LLC, bearing interest at a rate equal to 6.2% as of March 31, 2008, as if this offering and the use of the net proceeds therefrom were consummated on April 1, 2007. Cash interest expense represents gross interest expense related to the debt, excluding amortization of debt issuance costs.

RISK FACTORS

Purchasing our common stock in this offering involves a high degree of risk. You should carefully consider the following factors, in addition to the other information contained in this prospectus, in deciding whether to invest in our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include those discussed below.

Risks Relating to our Business

We have limited ability to pass through increases in our costs to our customers. Increases in our costs or decreases in coated or supercalendered paper prices could adversely affect our business, financial condition or results of operations.

Our earnings are sensitive to price changes in coated or supercalendered paper. Fluctuations in paper prices (and coated paper prices in particular) historically have had a direct effect on our net income (loss) and EBITDA for several reasons:

•

Market prices for paper products are a function of supply and demand, factors over which we have limited control. We therefore have limited ability to control the pricing of our products. Market prices of grade No. 3, 60 lb. basis weight paper, which is an industry benchmark for coated freesheet paper pricing, have fluctuated from 2000 to 2007 from a high of $980 per ton to a low of $705 per ton. In addition, market prices of grade No. 5, 34 lb. basis weight paper, which is an industry benchmark for coated groundwood paper pricing, have fluctuated between a high of $1,040 per ton to a low of $795 per ton over the same period. Because market conditions determine the price for our paper products, the price for our products could fall below our cash production costs.

•

Market prices for paper products typically are not directly affected by raw material costs or other costs of sales, and consequently we have limited ability to pass through increases in our costs to our customers absent increases in the market price. In addition, a significant portion of our sales are pursuant to contracts that limit price increases. Thus, even though our costs may increase, we may not have the ability to increase the prices for our products, or the prices for our products may decline.

•

The manufacturing of coated paper is highly capital-intensive and a large portion of our operating costs are fixed. Additionally, paper machines are large, complex machines that operate more efficiently when operated continuously. Consequently, both we and our competitors typically continue to run our machines whenever marginal sales exceed the marginal costs, adversely impacting prices at times of lower demand.

Therefore, our ability to achieve acceptable margins is principally dependent on (i) managing our cost structure, (ii) managing changes in raw materials prices, which represent a large component of our operating costs and fluctuate based upon factors beyond our control and (iii) general conditions in the paper market. If the prices of our products decline, or if our raw material costs increase, it could have a material adverse effect on our business, financial condition and results of operations.

The paper industry is cyclical. Fluctuations in supply and demand for our products could materially adversely affect our business, financial condition and results of operations.

The paper industry is a commodity market to a significant extent and is subject to cyclical market pressures. North American demand for coated and supercalendered paper products tends to decline during a weak U.S. economy. Accordingly, general economic conditions and demand for magazines and catalogs may have a material adverse impact on the demand and prices for our products, which could have a material adverse effect on our business, financial condition and results of operations. In addition, currency fluctuations can have a significant impact on the supply of coated paper products in North America. If the U.S. dollar strengthens, imports may increase, which would cause the supply of paper products available in the North American market to increase. Foreign overcapacity also could result in an increase in the supply of paper products available in the North American market. In addition, capacity that has been shutdown in North America could be started. An increased supply of paper available in North America could put downward pressure on prices and/or cause us to lose sales to competitors, either of which could have a material adverse effect on our business, financial condition and results of operations.

We have a limited operating history as a separate company. Accordingly, our Predecessor combined historical financial data may not be representative of our results as a separate company.

We operated as a division of International Paper prior to the Acquisition. Therefore, we have a very limited operating history as a separate company. Our business strategy as an independent entity may not be successful on a long-term basis. Although International Paper, after the completion of the Acquisition, generally no longer sells coated or supercalendered paper, we cannot assure you that our customers will continue to do business with us on the same terms as when we were a division of International Paper. We may not be able to grow our business as planned and may not remain a profitable business. In addition, the historical combined financial data included in this prospectus may not necessarily reflect what our results of operations, financial condition and cash flows would have been had we been a separate independent entity pursuing our own strategies during the periods presented. Our limited operating history as a separate entity makes evaluating our business and our future financial prospects difficult. As a result, our business, financial condition and results of operations may differ materially from our expectations based on the historical financial data contained in the prospectus.

Our cost structure following the Acquisition is not comparable to the cost structure that we experienced in prior periods. Our management has limited experience managing our business as a separate company with a significant amount of indebtedness. We cannot assure you that our cost structure in future periods will be consistent with our current expectations or will permit us to operate our business profitably.

The markets in which we operate are highly competitive.

Our business is highly competitive. Competition is based largely on price. We compete with foreign producers, some of which are lower cost producers than we are or are subsidized by governments. We also face competition from numerous North American coated and supercalendered paper manufacturers. Some of our competitors have advantages over us, including lower raw material and labor costs and fewer environmental and governmental regulations to comply with than we do. Furthermore, some of our competitors have greater financial and other resources than we do or may be better positioned than we are to compete for certain opportunities.

Our non-U.S. competitors may develop a competitive advantage over us and other U.S. producers if the U.S. dollar strengthens in comparison to the home currency of those competitors or ocean shipping rates decrease. If the U.S. dollar strengthens, if shipping rates decrease or if overseas supply exceeds demand, imports may increase, which would cause the supply of coated paper products available in the North American market to increase. An increased supply of coated paper could cause us to lower our prices or lose sales to competitors, either of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the following factors will affect our ability to compete:

•	product availability;

•	the quality of our products;

•	our breadth of product offerings;

•	our ability to maintain plant efficiencies and high operating rates;

•	manufacturing costs per ton;

•	customer service and our ability to distribute our products on time; and

•	the availability and/or cost of wood fiber, market pulp, chemicals, energy and other raw materials and labor.

If we are unable to obtain energy or raw materials at favorable prices, or if we are unable to obtain raw materials at all, it could adversely impact our business, financial condition and results of operations.

We purchase wood fiber, market pulp, chemicals, energy and other raw materials from third parties. We may experience shortages of energy supplies or raw materials or be forced to seek alternative sources of supply. If we are forced to seek alternative sources of supply, we may not be able to obtain them on terms as favorable as our current terms or obtain them at all. In addition, the prices for energy and many of our raw materials, especially petroleum-based chemicals, have been volatile and have increased over the last year. Prices are expected to remain volatile for the foreseeable future. Chemical suppliers that use petroleum-based products in the manufacture of their chemicals may, due to a supply shortage and cost increase, ration the amount of chemicals available to us and/or we may not be able to obtain the chemicals we need to operate our business at favorable prices, if we are able to obtain them at all. In addition, certain specialty chemicals that we purchase are available only from a small number of suppliers. If any of these suppliers were to cease operations or cease doing business with us, we may be unable to obtain such chemicals at favorable prices, if we are able to obtain them at all.

The supply of energy or raw materials may be adversely affected by, among other things, hurricanes and other natural disasters or an outbreak or escalation of hostilities between the United States and any foreign power and, in particular, events in the Middle East. For example, wood fiber is a commodity and prices historically have been cyclical. The primary source for wood fiber is timber. Environmental litigation and regulatory developments have caused, and may cause in the future, significant reductions in the amount of timber available for commercial harvest in Canada and the United States. In addition, future domestic or foreign legislation, litigation advanced by aboriginal groups, litigation concerning the use of timberlands, the protection of endangered species, the promotion of forest biodiversity and the response to and prevention of catastrophic wildfires and campaigns or other measures by environmental activists could also affect timber supplies. Availability of harvested timber may further be limited by factors such as fire and fire prevention, insect infestation, disease, ice and wind storms, drought, floods and other natural and man-made causes, thereby reducing supply and increasing prices. Additionally, due to increased fuel costs, suppliers, distributors and freight carriers have charged fuel surcharges, which have increased our costs. Any significant shortage or significant increase in our energy or raw material costs in circumstances where we cannot raise the price of our products due to market conditions could have a material adverse effect on our business, financial condition and results of operations. Any disruption in the supply of energy or raw materials could also affect our ability to meet customer demand in a timely manner and could harm our reputation. Furthermore, we may be required to post letters of credit or other financial assurance obligations with certain of our energy and other suppliers, which could limit our financial flexibility.

Currency fluctuations may adversely affect our business, financial condition and results of operations.

We compete with producers in North America and abroad. Changes in the relative strength or weakness of the U.S. dollar may affect international trade flows of coated paper products. A stronger U.S. dollar may attract imports from foreign producers, increase supply in the United States, and have a downward effect on prices, while a weaker U.S. dollar may encourage U.S. exports. Variations in the exchange rates between the U.S. dollar and other currencies, particularly the Canadian dollar and the euro, may significantly affect our competitive position, including by making it more attractive for foreign producers to restart shut down paper mills or by increasing production capacity in North America and Europe.

We are involved in continuous manufacturing processes with a high degree of fixed costs. Any interruption in the operations of our manufacturing facilities may affect our operating performance.

We seek to run our paper machines on a nearly continuous basis for maximum efficiency. Any unplanned plant downtime at any of our paper mills, including as a result of or in connection with planned maintenance and capital expenditure projects, results in unabsorbed fixed costs that negatively affect our results of operations for the period in which we experience the downtime. Due to the extreme operating conditions inherent in some of our manufacturing processes, we may incur unplanned business interruptions from time to time and, as a result, we may not generate sufficient cash flow to satisfy our operational needs. In addition, many of the geographic areas where our production is located and where we conduct our business may be affected by natural disasters, including snow storms, forest fires and flooding. Such natural disasters could cause our mills to stop running, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, during periods of weak demand for paper products, we have in the past and may in the future experience market-related downtime, which could have a material adverse effect on our financial condition and results of operations.

Our operations require substantial ongoing capital expenditures, and we may not have adequate capital resources to fund all of our required capital expenditures.

Our business is capital intensive, and we incur capital expenditures on an ongoing basis to maintain our equipment and comply with environmental laws, as well as to enhance the efficiency of our operations. Our capital expenditures were $71 million in 2007, including $39 million for maintenance and environmental capital expenditures. We expect to spend approximately $80 million on capital expenditures during 2008, including approximately $60 million for maintenance and environmental capital expenditures. Thereafter, our annual maintenance and environmental capital expenditures are expected to average approximately $40 million to $50 million per year for the next few years. We anticipate that our available cash resources and cash generated from operations will be sufficient to fund our operating needs and capital expenditures for at least the next year. However, additional capital expenditures may be required in the future in order to maintain our operations and for environmental compliance. If we require additional funds to fund our capital expenditures, we may not be able to obtain them on favorable terms, or we may not be able to obtain them at all. If we cannot maintain or upgrade our facilities and equipment as we require or as necessary to ensure environmental compliance, it could have a material adverse effect on our business, financial condition and results of operations.

We depend on a small number of customers for a significant portion of our business.

Our largest customer, the xpedx and Bulkley Dunton business units of International Paper, accounted for approximately 9% of our net sales in 2007. In 2007, our 10 largest customers accounted for approximately 52% of our combined net sales, while our 10 largest end-users accounted for approximately 29% of our combined net sales. The loss of, or reduction in orders from, any of these customers or other customers could have a material adverse effect on our business, financial condition and results of operations, as could significant customer disputes regarding shipments, price, quality or other matters.

We may not realize certain productivity enhancements or improvements in costs.

As part of our business strategy, we intend to identify opportunities to improve profitability by reducing costs and enhancing productivity to improve our results and offset anticipated raw material cost increases. Any cost savings or productivity enhancements that we realize from such efforts may differ materially from our estimates. For example, we have several productivity enhancement initiatives to reduce waste and increase the amount of uptime on our paper machines. We cannot assure you that these initiatives will be completed as anticipated or that the benefits we expect will be achieved on a timely basis or if they are achieved at all.

Rising postal costs could weaken demand for our paper products.

A significant portion of paper is used in magazines, catalogs and other promotional mailings. Many of these materials are distributed through the mail. Future increases in the cost of postage could reduce the frequency of mailings, reduce the number of pages in magazine and advertising materials and/or cause catalog and magazine publishers to use alternate methods to distribute their materials. Any of the foregoing could decrease the demand for our products, which could materially adversely affect our business, financial condition and results of operations.

Our business may suffer if we do not retain our senior management.

We depend on our senior management. The loss of services of members of our senior management team could adversely affect our business until suitable replacements can be found. There may be a limited number of persons with the requisite skills to serve in these positions and we may be unable to locate or employ qualified personnel on acceptable terms. In addition, our future success requires us to continue to attract and retain competent personnel.

A large percentage of our employees are unionized. Wage increases or work stoppages by our unionized employees may have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2007, approximately 35% of our employees were represented by labor unions under four collective bargaining agreements at two of our mills. In 2007, we completed successful labor negotiations for three agreements that were up for renewal during the year, and the new agreements will expire in 2011. We may become subject to material cost increases or additional work rules imposed by agreements with labor unions. This could increase expenses in absolute terms and/or as a percentage of net sales. In addition, although we believe we have good relations with our employees, work stoppages or other labor disturbances may occur in the future. Any of these factors could negatively affect our business, financial condition and results of operations.

We depend on third parties for certain transportation services.

We rely primarily on third parties for transportation of our products to our customers and transportation of our raw materials to us, in particular, by truck and train. If any of our third-party transportation providers fail to deliver our products in a timely manner, we may be unable to sell them at full value. Similarly, if any of our transportation providers fail to deliver raw materials to us in a timely manner, we may be unable to manufacture our products on a timely basis. Shipments of products and raw materials may be delayed due to weather conditions, strikes or other events. Any failure of a third-party transportation provider to deliver raw materials or products in a timely manner could harm our reputation, negatively impact our customer relationships and have a material adverse effect on our business, financial condition and results of operations. In addition, our ability to deliver our products on a timely basis could be adversely affected by the lack of adequate availability of transportation services, especially rail capacity, whether because of work stoppages or otherwise. Furthermore, increases in the cost of our transportation services, including as a result of rising fuel costs, could cause a material adverse effect on our business, financial condition and results of operations.

We are subject to various environmental, health and safety laws and regulations that could impose substantial costs or other liabilities upon us and may adversely affect our operating performance and financial condition.

We are subject to a wide range of federal, state and local general and industry-specific environmental, health and safety laws and regulations, including those relating to air emissions, wastewater discharges, solid and hazardous waste management and disposal and site remediation. Compliance with these laws and regulations is a significant factor in our business. We have made, and will continue to make, significant expenditures to comply with these requirements. In addition, we handle and dispose of wastes arising from our mill operations and operate a number of on-site landfills to handle that waste. We maintain financial assurance for the projected cost of closure and post-closure care for these landfill operations. We could be subject to potentially significant fines, penalties, criminal sanctions, plant shutdowns or interruptions in operations for any failure to comply with applicable environmental, health and safety laws and regulations. Moreover, under certain environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of at real property, may be held liable for the full cost to investigate or clean up such real property and for related damages to natural resources. We may be subject to liability, including liability for investigation and cleanup costs, if contamination is discovered at one of our or our Predecessor’s current or former paper mills, other properties or other locations where we or our Predecessor have disposed of, or arranged for the disposal of, wastes. International Paper has agreed to indemnify us, subject to certain limitations, for environmental liabilities associated with former properties and former off-site shipments, as well as for a portion of certain other environmental liabilities. There can be no assurance that International Paper will perform under any of its environmental indemnity obligations, and its failure to do so could have a material adverse effect on our financial condition and results of operations. We also could be subject to claims brought pursuant to applicable laws or regulations for property damage or personal injury resulting from the environmental impact of our operations, including due to human exposure to hazardous substances. Increasingly stringent or new environmental requirements, more aggressive enforcement actions or policies, the discovery of unknown conditions or the bringing of future claims may cause our expenditures for environmental matters to increase, and we may incur material costs associated with these matters. For a further discussion of environmental laws and regulations that affect our business, including the capital expenditures required for environmental compliance, see “Business—Environmental and Other Governmental Regulations” and “Business—Legal Proceedings.”

Our substantial indebtedness could adversely affect our financial health.

We have and will continue to have a significant amount of indebtedness. On March 31, 2008, after giving effect to this offering and the use of the net proceeds therefrom, we would have had total indebtedness of $1,155.7 million. After giving effect to this offering and the use of the net proceeds therefrom, the total interest expense on our outstanding indebtedness for each of the next three fiscal years (including 2008) is equal to $109.4 million, $109.2 million and $109.0 million, respectively (assuming the current prevailing interest rates on our outstanding floating rate indebtedness remain the same and outstanding indebtedness is reduced by any required payment of debt).

Our substantial indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	increase our vulnerability to and limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	expose us to the risk of increased interest rates as borrowings under our senior secured credit facilities and our floating rate senior notes will be subject to variable rates of interest;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

In addition, the indentures governing our outstanding notes and our senior secured credit facilities contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future because the terms of the indentures governing our outstanding notes and our senior secured credit facilities do not fully prohibit us or our subsidiaries from doing so. If new indebtedness is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

We are a holding company with no operations of our own and depend on our subsidiaries for cash.

All of our operations are conducted through our subsidiaries, and none of our subsidiaries is obligated to make funds available to us. Accordingly, our ability to make payments on any indebtedness or distribute dividends to our stockholders is dependent on the earnings and the distribution of funds from our subsidiaries. The terms of the senior secured credit facilities and the indentures governing the outstanding notes of our subsidiaries significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to us. Furthermore, our subsidiaries are permitted under the terms of the senior secured credit facilities and indentures to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund our obligations or pay dividends to our stockholders.

Risks Related to Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price of our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, other public announcements and filings with the U.S. Securities and Exchange Commission, or “SEC;”

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in general conditions in the United States and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events; and

•	sales of common stock by us or members of our management team.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our common stock to decline.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments on the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation and bylaws may make it more difficult for a third party to acquire, or prevent a third party from acquiring, control of us without the approval of our board of directors. These provisions include:

•	a staggered board of directors;

•	the sole power of a majority of the board of directors to fix the number of directors;

•	limitations on the removal of directors;

•	the sole power of the board of directors to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	the ability of our board of directors to designate one or more series of preferred stock and issue preferred stock without stockholder approval; and

•	the inability of stockholders to act by written consent or to call special meetings.

These provisions of our amended and restated certificate of incorporation and bylaws could impede a merger, takeover or other business combination involving us or the replacement of our management or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See “Description of Capital Stock.”

We may issue shares of preferred stock in the future that may adversely impact your rights as holders of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue up to 20,000,000 shares of one or more series of preferred stock. Our board of directors will have the authority to fix and determine the relative rights and preferences of the preferred stock, as well as the authority to issue such shares, without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends before dividends are declared to holders of our common stock, and the right to the redemption of such preferred shares, together with a premium, prior to the redemption of any common stock. To the extent that we do issue such additional shares of preferred stock, your rights as holders of common stock could be impaired thereby, including, without limitation, dilution of your ownership interests in us. In addition, shares of preferred stock could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult, which may not be in your interest as holders of common stock.

We may be restricted from paying cash dividends on our common stock in the future.

We currently intend to declare and pay regular quarterly cash dividends on our common stock. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. The terms of our senior secured credit facilities and indentures governing our outstanding notes may restrict us from paying cash dividends on our common stock. With respect to each of these agreements, the payment of cash dividends on our common stock is considered a restricted payment and, with limited exceptions, we are restricted from paying any cash dividends on our common stock unless we satisfy minimum requirements with respect to our cumulative consolidated net income. In connection with the payment of any cash dividend, the terms of our senior secured credit facilities also require us to maintain our first lien secured debt ratio and the terms of the indentures governing our outstanding notes require us to maintain our fixed charge coverage ratio. In addition, we will be permitted under the terms of the agreements governing our outstanding debt to incur additional indebtedness that may severely restrict or prohibit the payment of dividends. We cannot assure you that the agreements governing our current and future indebtedness will permit us to pay dividends on our common stock. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your common stock, and you may lose the entire amount of the investment.

You will suffer immediate and substantial dilution.

The initial public offering price per share of our common stock is substantially higher than our as adjusted net tangible book value per common share will be immediately after the offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. At an assumed initial public offering price of $17.00, the mid-point of the range set forth on the cover of this prospectus, you will incur immediate and substantial dilution in the amount of $14.60 per share.

The requirements of being a public company may strain our resources and distract management.

After the consummation of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control for financial reporting. These requirements may place a strain on our systems and resources. Under Section 302 of the Sarbanes-Oxley Act, as part of our periodic reports, our chief executive officer and our chief financial officer will be required to evaluate the effectiveness of, and to report their conclusions regarding the effectiveness of, our disclosure controls and procedures and to certify that they have done so. In addition, under Section 404 of the Sarbanes-Oxley Act, we will be required to include a report of management on our internal control over financial reporting in our Annual Reports on Form 10-K and our independent public accountants auditing our financial statements must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for our fiscal year ending December 31, 2009, and the Annual Report on Form 10-K of our subsidiary, Verso Paper Holdings LLC, for its fiscal year ending December 31, 2008. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If we are unable to conclude that our disclosure controls and procedures and internal control over financial reporting are effective, or if our independent public accounting firm is unable to provide us with an unqualified report as to management’s assessment of the effectiveness of our internal control over financial reporting in future years, investors may lose confidence in our financial reports and our stock price may decline.

Future sales of our common stock in the public market could lower our share price, and the exercise of outstanding stock options and any additional capital raised by us through the sale of common stock may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. Our amended and restated certificate of incorporation will authorize us to issue 250,000,000 shares of common stock, of which 56,796,647 shares will be outstanding upon consummation of this offering. This number includes 18,750,000 shares that we are selling in this offering, which may be resold immediately in the public market. All of the remaining 38,046,647 shares are restricted from immediate resale under the federal securities laws and the lock-up agreements between our current stockholders and the underwriters described in “Underwriting,” but may be sold into the market in the near future. These shares will become available for sale at various times following the expiration of the lock-up agreements, which, without the prior consent of Credit Suisse Securities (USA) LLC, is 180 days after the date of this prospectus (which period could be extended by the underwriters for up to an additional 34 days under certain circumstances). Immediately after the expiration of the 180-day lock-up period, the shares will be eligible for resale pursuant to Rule 144 or Rule 701 under the Securities Act of 1933, or the “Securities Act,” subject to volume limitations and applicable holding period requirements. In addition, immediately following this offering, we intend to file a registration statement registering the offer and sale of shares reserved for issuance under our 2008 Incentive Award Plan under the Securities Act, which shares will not be subject to the 180-day lock-up requirement.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Apollo controls us, and its interests may conflict with or differ from your interests as a stockholder.

After the consummation of this offering, Apollo will beneficially own 67.0% of our common stock. If the underwriters exercise in full their over-allotment option, Apollo will beneficially own 62.0% of our common stock. In addition, representatives of Apollo will have the ability to prevent any transaction that requires the approval of directors. As a result, Apollo will have the ability to substantially influence all matters requiring stockholder approval, including the election of our directors and the approval of significant corporate transactions such as mergers, tender offers and the sale of all or substantially all of our assets. The interests of Apollo and its affiliates could conflict with or differ from your interests as a holder of our common stock. For example, the concentration of ownership held by Apollo could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which you may otherwise view favorably. Apollo may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. A sale of a substantial number of shares of stock in the future by funds affiliated with our equity sponsor could cause our stock price to decline in the future.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon the consummation of this offering, Apollo will continue to beneficially own a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize most of these exemptions. As a result, we will not have a majority of independent directors and our nominating/corporate governance and compensation committees will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among other things, those listed in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “assumption” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date of this prospectus and, except as required under the federal securities laws and the rules and regulations of the SEC, we assume no obligation to update or revise them or to provide reasons why actual results may differ.

We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $295.8 million, based upon an assumed initial public offering price of $17.00 per share, the mid-point of the price range set forth on the cover of this prospectus.

First, we intend to use approximately $252.5 million of the net proceeds from this offering to repay the outstanding $250.0 million senior unsecured term loan facility of Verso Paper Finance Holdings LLC, as well as the $2.5 million prepayment penalty related thereto. The net proceeds from the incurrence of the senior unsecured term loan facility by Verso Paper Finance Holdings LLC were distributed to our equity holders. The senior unsecured term loan facility matures on February 1, 2013, and accrues interest at rate equal to the London Interbank Offered Rate, or “LIBOR,” plus 6.25%. Credit Suisse Loan Funding LLC, an affiliate of Credit Suisse Securities (USA) LLC, and J.P. Morgan Whitefriars Inc., an affiliate of J.P. Morgan Securities Inc., are lenders under the Verso Paper Finance Holdings LLC senior unsecured term loan facility in the amounts of $17.5 million and $10.0 million, respectively, and therefore will receive proceeds from this offering. See “Underwriting—Relationships.”

Second, we intend to use $14.0 million of the net proceeds from this offering to repay the outstanding $4.0 million under the revolving credit facility and $10.0 million senior secured term loan of our subsidiary, Verso Fiber Farm LLC. The revolving credit facility and senior secured term loan of Verso Fiber Farm LLC each mature on August 1, 2010 and accrue interest at a rate equal to LIBOR plus 3.00%. Credit Suisse, Cayman Islands Branch is a lender under the Verso Fiber Farm LLC senior secured term loan facility and revolving credit facility in the amounts of $5.0 million and $2.5 million, respectively, and therefore will receive proceeds from this offering. See “Underwriting—Relationships.”

Third, we intend to use $23.1 million of the net proceeds to pay the fee to Apollo in connection with the termination of the fee arrangement under the management agreement. See “Certain Relationships and Related Party Transactions—Management Agreement.”

The remainder of the net proceeds, if any, will be used for general corporate purposes, including working capital, the expansion of our production capabilities, research and development, purchases of capital equipment and potential acquisitions of businesses that we believe are complementary to our business. We have not determined the specific portion of the net proceeds to be used for any of these purposes, and the net proceeds from this offering have not been accounted for in our normal budgeting process. Although we have from time to time evaluated possible acquisitions of companies and assets that are complementary to our business, we currently have no definitive commitments or agreements to make any acquisitions, and we cannot assure you that we will make any acquisitions in the future.

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the net proceeds to us from this offering by $17.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares by the selling stockholder in the event the underwriters exercise their option to purchase additional shares in this offering. “See Principal and Selling Stockholders.”

DIVIDEND POLICY

On January 31, 2007, proceeds in the amount of $250.0 million from the incurrence of the senior unsecured term loan facility by our subsidiary, Verso Paper Finance Holdings LLC, were distributed to our equity holders. We intend to pay quarterly cash dividends on our common stock at an initial annual rate equal to approximately 1% of the initial offering price per share. At an initial public offering price of $17.00 per share, the mid-point of the range set forth on the cover of the prospectus, the quarterly cash dividend would be an initial annual rate of $0.17 per share. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the quarterly cash dividend by an initial annual rate of $0.01 per share. However, there can be no assurance that we will declare or pay any cash dividends. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors may deem relevant. Our ability to pay dividends on our common stock is limited by the covenants of our senior secured credit facilities and the indentures governing our outstanding notes, and may be further restricted by the terms of any of our future debt or preferred securities. See “Risk Factors—We may be restricted from paying cash dividends on our common stock in the future” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

CASH AND CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of March 31, 2008, on an actual basis and on an as adjusted basis after giving effect to this offering and the use of the net proceeds therefrom. You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and their notes included elsewhere in this prospectus.

	As of March 31, 2008
	Actual	As Adjusted(1)
	(dollars in millions)
Cash	$19.7	$26.0

Debt:
Short-term debt:
Fiber farm revolving credit facility(2)	$4.0	$—

Long-term debt, including current portion:
Verso Paper Holdings revolving credit facility(2)	—	—
Fiber farm term loan	10.0	—
Term loan B	255.7	255.7
Second priority senior secured notes (fixed)	350.0	350.0
Second priority senior secured notes (floating)	250.0	250.0
Senior subordinated notes	300.0	300.0
Holding company term loan facility	250.0	—

Total long-term debt, excluding current portion	1,415.7	1,155.7
Total debt	$1,419.7	$1,155.7

Stockholders’ Equity:
Common stock, par value $0.01 per share; actual, 250,000,000 shares authorized, 38,046,647 shares issued and outstanding; as adjusted, 250,000,000 shares authorized, 56,796,647 shares issued and outstanding	$0.4	$0.6
Additional paid-in capital(3)	48.5	352.3
Retained deficit(4)	(117.2)	(157.6)
Accumulated other comprehensive income	(6.6)	(6.6)

Total stockholders’ equity	(74.9)	188.7

Total capitalization	$1,344.8	$1,344.4

(1)	The as adjusted data is calculated assuming an initial public offering price of $17.00 per share, the mid-point of the range set forth on the cover of the prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $17.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

(2)	Represents the revolving credit facilities of our subsidiaries, Verso Paper Holdings LLC, in the amount of $200.0 million, and Verso Fiber Farm LLC, in the amount of $5.0 million. No amounts were outstanding under the revolving credit facility of Verso Paper Holdings LLC at March 31, 2008, and there is currently $169.9 million of availability under the revolving credit facility after deducting $30.1 million of standby letters of credit that we have obtained. As of March 31, 2008, there was $4.0 million outstanding under Verso Fiber Farm LLC’s revolving credit facility, which will be repaid with the net proceeds from this offering.

(3)	As adjusted Additional paid-in-capital reflects $295.2 million of proceeds from this offering and $8.2 million of stock compensation expense related to the accelerated vesting of the Class C units of Verso Paper Management, LP, our parent, held by our management. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the stock compensation expense reflected in Additional paid-in-capital by $0.9 million.

(4)	As adjusted Retained deficit reflects (i) the write-off of $9.1 million of deferred financing fees and pre-payment penalties associated with the repayment of the senior unsecured term loan facility of Verso Paper Finance Holdings LLC and the revolving and term loan credit facilities of Verso Fiber Farm LLC, and (ii) $8.2 million of stock compensation expense related to the accelerated vesting of the Class C units of Verso Paper Management, LP, our parent, held by our management, and (iii) the $23.1 million fee to Apollo in connection with the termination of the fee arrangement under the management agreement.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering.

As of March 31, 2008, our net tangible book value was approximately $(127.1) million, or $(3.34) per share. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2008. After giving effect to the issuance and sale of 18,750,000 shares of common stock in this offering at an assumed initial public offering price of $17.00, the mid-point of the offering range on the cover of this prospectus, deducting the estimated underwriting discounts and offering expenses that we will pay and the application of the net proceeds therefrom as described under “Use of Proceeds,” our net tangible book value as of March 31, 2008, would have been approximately $136.5 million, or $2.40 per share. This represents an immediate increase in net tangible book value of $5.74 per share to existing stockholders and an immediate dilution of $14.60 per share to new investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$17.00
Net tangible book value per share as of March 31, 2007	$(3.34)
Increase in net tangible book value per share attributable to this offering	5.74

Net tangible book value per share after this offering		$2.40

Dilution per share to new investors		$14.60

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) our net tangible book value by $17.7 million, the net tangible book value per share after this offering by $0.31 per share and the dilution to new investors in this offering by $0.69 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

The following table sets forth, as of March 31, 2008, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid and to be paid by each group, and the average price per share paid by our existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, before deducting the estimated underwriting discounts and offering expenses that we will pay:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(dollars in millions, except per share data)
Existing stockholders	38.0	67%	$47.8	13%	$1.26
New investors	18.8	33	318.8	87	17.00

Total	56.8	100.0%	$366.6	100.0%	$6.45

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) total consideration and total average price per share paid by new investors by $18.8 million and $1.00, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table sets forth our selected historical financial data. The selected historical statement of operations data for the year ended December 31, 2005, and for the seven months ended July 31, 2006, have been derived from the combined financial statements of the Coated and Supercalendered Papers Division of International Paper, or the “Predecessor” or the “Division,” which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included in this prospectus. The selected historical combined statement of operations data for the years ended December 31, 2003 and 2004, and the combined balance sheet data as of December 31, 2003, 2004 and 2005, have been derived from the combined financial statements of the Coated and Supercalendered Papers Division of International Paper that are not included in this prospectus. The selected balance sheet data as of December 31, 2006 and 2007, and the statement of operations data for the five months ended December 31, 2006 and the year ended December 31, 2007, have been derived from the combined financial statements of Verso Paper Corp., or the “Successor,” which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included in this prospectus. The combined balance sheet data as of March 31, 2008, and the statements of operations date for three months ended March 31, 2007 and 2008, have been derived from the unaudited combined financial statements included in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial statements are not necessarily indicative of results that may be experienced for the fiscal year or any future reporting period.

Our selected historical combined financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes thereto included elsewhere in this prospectus.

	Predecessor Combined				Successor Combined
	Year Ended December 31,			Seven Months Ended July 31, 2006	Five Months Ended December 31, 2006	Year Ended December 31, 2007	Three Months Ended March 31, 2007	Three Months Ended March 31, 2008
	2003	2004	2005
	(dollars in millions)
Statement of Operations Data:
Net sales	$1,343.1	$1,463.3	$1,603.8	$904.4	$706.8	$1,628.8	$359.8	$453.9
Costs and expenses:
Cost of products sold exclusive of depreciation and amortization	1,154.1	1,272.5	1,338.2	771.6	589.3	1,403.1	316.3	375.4
Depreciation and amortization	138.3	130.5	129.4	72.7	48.3	123.2	29.6	32.2
Selling, general and administrative expenses	81.4	65.3	65.6	34.3	14.4	53.1	11.2	14.2
Restructuring and other charges	4.5	0.6	10.4	(0.3)	10.1	19.4	5.3	1.7

Operating income (loss)	(35.2)	(5.6)	60.2	26.1	44.7	30.0	(2.6)	30.4
Interest expense	16.3	16.0	14.8	8.4	49.1	143.0	33.7	33.7
Interest income	(0.1)	(0.3)	—	—	(1.8)	(1.5)	(0.9)	(0.2)

Income (loss) before income taxes and cumulative effect of change in accounting principle	(51.4)	(21.3)	45.4	17.7	(2.6)	(111.5)	(35.4)	(3.1)
Provision (benefit) for income taxes	(19.8)	(8.2)	17.9	7.0	—	—	—	—

Income (loss) before cumulative effect of change in accounting principle	(31.6)	(13.1)	27.5	10.7	(2.6)	(111.5)	$(35.4)	$(3.1)
Cumulative effect of change in accounting principle	(0.7)	—	—	—	—	—

Net income (loss)	$(32.3)	$(13.1)	$27.5	$10.7	$(2.6)	$(111.5)	$(35.4)	$(3.1)

	Predecessor Combined				Successor Combined
	Year Ended December 31,			Seven Months Ended July 31, 2006	Five Months Ended December 31, 2006	Year Ended December 31, 2007	Three Months Ended March 31, 2007	Three Months Ended March 31, 2008
	2003	2004	2005
	(dollars and tons in millions, except per share data)
Per Share Data:
Earnings (loss) per share					$(0.07)	$(2.93)	$(0.93)	$(0.08)
Common shares outstanding					38,046,647	38,046,647	38,046,647	38,046,647

Balance Sheet Data:
Working capital(1)	$78.9	$58.6	$87.8		$153.8	$87.2	$138.6	$101.7
Property, plant and equipment, net	1,384.3	1,363.9	1,287.0		1,212.3	1,160.2	1,194.2	1,143.8
Total assets	1,603.4	1,585.0	1,534.1		1,711.0	1,603.5	1,627.2	1,581.2
Total debt	303.5	302.1	301.2		1,169.3	1,419.6	1,418.8	1,419.7
Stockholders’ equity	1,097.0	1,075.3	1,040.0		280.0	(75.1)	3.0	(74.9)

Statement of Cash Flows Data:
Cash provided by (used in) operating activities	$81.0	$123.7	$116.8	$39.3	$128.2	$15.0	$(76.6)	$(26.1)
Cash used in investing activities	(135.2)	(111.5)	(53.0)	(27.6)	(1,402.0)	(69.1)	(11.0)	(12.8)
Cash (used in) provided by financing activities	54.2	(12.2)	(63.8)	(11.6)	1,386.3	0.2	(0.4)	0.1

Other Financial and Operating Data:
EBITDA(2)	$102.4	$124.9	$189.6	$98.8	$93.0	$153.2	$27.0	$62.6
Capital expenditures	133.3	111.3	53.1	27.7	27.8	70.9	11.0	12.8
Total tons sold	1,934.6	2,064.6	2,024.9	1,145.0	866.4	2,096.3	467.0	522.3

(1)	Working capital is defined as current assets net of current liabilities, excluding the current portion of long-term debt and the Division’s accounts payable to International Paper—net.

(2)	EBITDA consists of earnings before interest, taxes depreciation and amortization. EBITDA is a measure commonly used in our industry and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows or as a measure of liquidity.

The following table reconciles net income (loss) to EBITDA for the periods presented:

	Predecessor Combined				Successor Combined
	Year Ended December 31,			Seven Months Ended July 31, 2006	Five Months Ended December 31, 2006	Year Ended December 31, 2007	Three Months Ended March 31, 2007	Three Months Ended March 31, 2008
	2003	2004	2005
	(dollars in millions)
Statement of Operations Data:
Net income (loss)	$(32.3)	$(13.1)	$27.5	$10.7	$(2.6)	$(111.5)	$(35.4)	$(3.1)
Interest expense, net	16.2	15.7	14.8	8.4	47.3	141.5	32.8	33.5
Income tax expense (benefit)	(19.8)	(8.2)	17.9	7.0	—	—	—	—
Depreciation and amortization	138.3	130.5	129.4	72.7	48.3	123.2	29.6	32.2

EBITDA	$102.4	$124.9	$189.6	$98.8	$93.0	$153.2	$27.0	$62.6

EBITDA, as defined above, for the seven months ended July 31, 2006, the five months ended December 31, 2005, the year ended December 31, 2007 and the three months ended March 31, 2007 and 2008, was impacted by the following non-cash and unusual (income) expenses:

	Predecessor Combined	Successor Combined
	Seven Months Ended July 31, 2006	Five Months Ended December 31, 2006	Year Ended December 31, 2007	Three Months Ended March 31,
				2007	2008
	(dollars in millions)
Lease not assumed(a)	$5.8	$—	$—	$—	$—
Operational improvements(b)	5.7	2.5	6.1	1.5	1.4
Restructuring, severance and other(c)	(0.3)	10.1	19.4	5.3	1.7
Non-cash compensation/benefits(d)	5.0	0.4	0.6	0.4	0.1
Inventory fair value(e)	—	5.9	—	—	—
Other items, net(f)	8.1	(8.2)	8.0	0.1	0.1

Total	$24.3	$10.7	$34.1	$7.3	$3.3

(a)	Represents the historical rent expense incurred on the Sartell property lease that was not assumed by us in the Acquisition.

(b)	Represents expected earnings as a result of changes in the use of two of our paper machines at the Androscoggin mill prior to the Acquisition, and the benefit of lower wood cost at our Sartell mill resulting from the harvest of hybrid poplar from our fiber farm.

(c)	Represents restructuring and severance as per our financial statements. Restructuring includes transition and other non-recurring costs associated with the Acquisition and carve out.

(d)	Represents amortization of certain one-time benefit payments and non-cash benefit payments. Also includes the elimination of historical non-cash stock compensation costs previously incurred by us under International Paper’s compensation plan.

(e)	Represents the fair value of inventory adjustment related to purchase accounting.

(f)	Represents earnings adjustments for exceptional levels of bad debt expense, legal and consulting fees, and other miscellaneous non-recurring items, including adjustments for incremental estimated costs for activities previously part of the corporate allocation as well as other incremental costs we anticipated incurring on a stand-alone basis subsequent to the Acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers periods prior to the Acquisition. For comparison purposes, the results of operations for the year ended December 31, 2006, are presented on a combined basis, consisting of the historical results of the Predecessor for the seven months ended July 31, 2006, and the results of the Successor for the period beginning August 1, 2006 and ending on December 31, 2006. Accordingly, the discussion and analysis of historical periods do not fully reflect the significant impact that the Acquisition has had on our financial statements. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with “Risk Factors” and our consolidated and combined financial statements included elsewhere in this prospectus.

Overview

We are one of the leading North American suppliers of coated papers to catalog and magazine publishers. Coated paper is used primarily in media and marketing applications, including catalogs, magazines, commercial printing applications, such as high-end advertising brochures, annual reports and direct mail advertising. We are North America’s second largest producer of coated groundwood paper, which is used primarily for catalogs and magazines. We are also one of North America’s largest producers of coated freesheet paper, which is used primarily for upscale catalogs and magazines, annual reports and magazine covers. To complete our product offering to catalog and magazine customers, we have a strategic presence in supercalendered paper, which is primarily used for retail inserts due to its relatively low cost. In addition, we produce and sell market pulp, which is used in the manufacture of printing and writing paper grades and tissue products.

Stand-Alone Company

On August 1, 2006, Apollo purchased the Coated and Supercalendered Papers Division and the fiber farm located near Alexandria, Minnesota from International Paper. The Division was acquired under an asset purchase agreement. The Predecessor financial statements for the periods presented represent the Division’s historical combined financial statements. The preparation of this information was based on certain assumptions and estimates, including allocations of costs from International Paper. This financial information may not, however, necessarily reflect the results of operations, financial positions and cash flows that would have occurred if the Division had been a separate, stand-alone entity during the periods presented or our future results of operations, financial position and cash flows. For example, the historical financial statements of the Predecessor in this report include expenses for certain corporate services provided by International Paper and allocated based on various methods, including direct consumption, percent of capital employed, and number of employees. These historical charges and allocations may not be representative of expenses that we will incur in future reporting periods as we operate as a stand-alone entity.

Selected Factors that Affect our Operating Results

Net Sales

Our sales, which we report net of rebates, allowances and discounts, are a function of the number of tons of paper that we sell and the price at which we sell our paper. The coated paper industry is cyclical, which results in changes in both volume and price. Paper prices historically have been a function of macro-economic factors which influence supply and demand. Price has historically been substantially more variable than volume and can change significantly over relatively short time periods. In the second half of 2006, paper prices began to fall and continued to fall into the first half of 2007. We believe this price decline was driven by several factors, including high customer inventories, high producer inventories and cautious purchasing by customers in advance of a scheduled postal rate increase. Some of our North American competitors announced the shutdown of approximately 1.3 million tons of aggregate coated paper capacity that began in the second half of 2007 and will continue throughout 2008, which had become uncompetitive from a cost standpoint. This reduction was equivalent to 12% of North American coated paper capacity. As a result of these recent reductions in production capacity and resulting increases in the average operating rate for North American coated paper manufacturers, coated paper pricing began to strengthen in the second half of 2007. During the second quarter of 2007, we announced a $60 per ton price increase on all coated paper grades, effective July 1. In reflection of the beginning of this price increase, our weighted average paper prices rose from $797 per ton in the second quarter of 2007 to $840 per ton in the fourth quarter of 2007. We expect our weighted average paper prices to continue to increase as we realize this price increase during 2008. We announced two additional price increases in the second half of 2007, totaling a further $125 per ton on coated groundwood grades and another $70 per ton on coated freesheet grades. We began implementing the first of these price increases in October 2007 and the other in January 2008. In the first quarter of 2008, we announced another price increase, effective April 1, of an additional $60 per ton on all coated groundwood grades and another $60 per ton on coated freesheet grades with a basis weight of 55 lbs or lighter.

We are primarily focused on serving two end-user segments: (i) catalogs and (ii) magazines. In 2007, we believe we had a leading market share for the catalog and magazine segments of coated papers. Coated paper demand is primarily driven by advertising and print media usage. Advertising spending and magazine and catalog circulation tend to be correlated with GDP in the United States and rise with a strong economy.

The majority of our products are sold via contracts we maintain with our customers. Contracted sales are more prevalent for coated groundwood paper, as opposed to coated freesheet paper, which is more often sold without a contract. Our contracts generally specify the volumes to be sold to the customer over the contract term, as well as the pricing parameters for those sales. Most of our contracts are negotiated on an annual basis, with only a few having terms extending beyond one year. Typically, our contracts provide for quarterly price adjustments based on market price movements. These contracts help enable us to plan our production runs well in advance, thereby optimizing production over our integrated mill system.

We reach our end-users through several channels, including printers, brokers, paper merchants and direct sales to end-users. We sell and market our products to approximately 100 customers which comprise 650 end-user accounts. In 2007, no single customer accounted for more than 10% of our total net sales.

Costs of Products Sold

The principal components of our cost of sales are chemicals, wood, energy, labor, maintenance and depreciation and amortization. Costs for commodities, including chemicals, wood and energy, are the most variable component of our cost of sales because the prices of many of the commodities that we use can fluctuate substantially, sometimes within a relatively short period of time. In addition, our aggregate commodity purchases fluctuate based on the volume of paper that we produce.

After giving effect to the Acquisition, our cost of goods sold increased as a result of the purchase accounting treatment of the Acquisition. Under the rules of purchase accounting, we adjusted the value of our assets (including the inventory we acquired) and liabilities at closing to their respective estimated fair values. As a result of these adjustments to our asset basis, following the close of the Acquisition, our costs of goods sold increased by such non-cash increase in our asset basis. However, this increase did not have a cash impact and did not affect our cost of sales for any inventory produced after the close of the Acquisition.

Chemicals. Chemicals utilized in the manufacturing of coated papers include latex, starch, calcium carbonate, titanium dioxide and others. We purchase these chemicals from a variety of suppliers and are not dependent on any single supplier to satisfy our chemical needs. In the near term, we expect the rate of inflation for our total chemical costs to be lower than that experienced over the last two years. However, we expect imbalances in supply and demand will drive higher prices for certain chemicals such as starch and sodium chlorate.

Wood. Our costs to purchase wood are affected directly by market costs of wood in our regional markets and indirectly by the effect of higher fuel costs on logging and transportation of timber to our facilities. While we have in place fiber supply agreements that ensure a substantial portion of our wood requirements, purchases under these agreements are typically at market rates. In 2008, we will begin to utilize wood harvested from our 23,000-acre hybrid poplar fiber farm located near Alexandria, Minnesota, which should reduce our wood costs.

Energy. We produce a large portion of our energy requirements, historically producing approximately 50% of our energy needs for our coated paper mills from sources such as waste wood and paper, hydroelectric facilities, chemicals from our pulping process, our own steam recovery boilers and internal energy cogeneration facilities. Our external energy purchases vary across each of our mills and include fuel oil, natural gas, coal and electricity. While our internal energy production capacity mitigates the volatility of our overall energy expenditures, we expect prices for energy to remain volatile for the foreseeable future and our energy costs will increase in a high energy cost environment. As a result, high energy prices will have a negative impact on our profitability if we are not successful in mitigating these costs through added operational efficiencies or other means. As prices fluctuate, we have some ability to switch between certain energy sources in order to minimize costs. We also utilize derivatives contracts as part of our risk management strategy to manage our exposure to market fluctuations in energy prices.

Labor costs. Labor costs include wages, salary and benefit expenses attributable to our mill personnel. Mill employees at a non-managerial level are compensated on an hourly basis. Management employees at our mills are compensated on a salaried basis. Wages, salary and benefit expenses included in cost of sales do not vary significantly over the short term. In addition, we have not experienced significant labor shortages.

Maintenance. Maintenance expense includes day-to-day maintenance, equipment repairs and larger maintenance projects, such as paper machine shutdowns for periodic maintenance. Day-to-day maintenance expenses have not varied significantly from year-to-year. Larger maintenance projects and equipment expenses can produce year-to-year fluctuations in our maintenance expenses. In conjunction with our periodic maintenance shutdowns, we have incidental incremental costs that are primarily comprised of unabsorbed fixed costs from lower production volumes and other incremental costs for purchased materials and energy that would otherwise be produced as part of the normal operation of our mills.

Depreciation and amortization

Depreciation and amortization expense is lower after the Acquisition as a result of the lower asset bases assigned to property, plant, and equipment. Under the rules of purchase accounting, we have adjusted the value of our assets and liabilities to their respective estimated fair values and any excess of the purchase price over the fair market value of the net assets acquired was allocated to goodwill.

Selling, General and Administrative Expenses

The principal components of our selling, general and administrative expenses are wages, salaries and benefits for our office personnel at our headquarters and our sales force, travel and entertainment expenses, advertising expenses, expenses relating to certain information technology systems and research and development expenses. Also included are allocations of costs for corporate functions historically provided to us by International Paper. For further information about allocated costs, see “—Corporate Allocations.” In addition, we pay a management fee to Apollo on an annual basis pursuant to a management agreement we entered into with Apollo after the consummation of the Acquisition. Upon consummation of this offering, we expect that the fee arrangement with Apollo will be terminated pursuant to the terms of the management agreement. Also, in connection with the accelerated vesting of the Class C units of Verso Paper Management LP, our parent, held by management upon consummation of this offering, we expect to incur $8.2 million of additional stock compensation expense. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, the mid-point of the range set forth on the cover of this prospectus, would increase (decrease) the expected stock compensation expense by $0.9 million.

Taxes

Prior to the Acquisition on August 1, 2006, the Division was included in the consolidated income tax returns of International Paper. In the Predecessor combined financial statements included in this prospectus, income taxes have been presented based on a calculation of the income tax benefit we estimate would have been generated if we had operated as a separate taxpayer. As a result, we have reflected U.S. federal and state income tax expense (benefit) on our gains (losses) based on an allocated rate of 39.4% for the year ended December 31, 2005 and for the seven months ended July 31, 2006. The Predecessor historically settled the current amount due to/from International Paper through a control account. Income taxes have been provided for all items included in the historical statements of income included herein, regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. As a result of the Acquisition, there was a step-up in the tax basis of our assets, significantly reducing our cash income tax payments. Accordingly, our historical income tax expense (benefit) may not necessarily reflect and may differ materially from what our cash tax payments would have been or will be as a stand-alone entity.

Corporate Allocations

The historical combined statement of operations for the Predecessor includes allocations of costs for certain corporate functions historically provided to us by International Paper, including:

•

General corporate expenses. This represents costs related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, certain incentive compensation, risk management, legal, centralized transaction processing and information management and technology. These costs have historically been allocated primarily based on general factors and estimated use of services. These costs are included in selling, general and administrative expenses in the Predecessor’s historical combined statement of operations.

•

Employee benefits and incentives. This represents fringe benefit costs and other incentives, including group health and welfare benefits, U.S. pension plans, U.S. post-retirement benefit plans and employee incentive compensation plans. These costs have historically been allocated on an active headcount basis for health and welfare benefits, including U.S. post-retirement plans, on the basis of salary for U.S. pension plans and on a specific identification basis for employee incentive compensation plans. These costs are included in costs of goods sold, selling, general and administrative expenses and restructuring charges in the Predecessor’s historical combined statement of operations.

•

Interest expense and debt service costs. International Paper historically provided financing to us through cash flows from its other operations and debt incurred. The interest expense associated with incurred debt that has been allocated to us based on specifically-identified borrowings is included in interest expense, net in our statements of operations data. Costs associated with the debt are included in other expense (income) in the Predecessor’s historical combined statement of operations.

Expense allocations from International Paper reflected in the income (loss) in the Predecessor’s historical combined statements of operations were as follows:

	Predecessor Combined
	Year Ended December 31, 2005	Seven Months Ended July 31, 2006
	(dollars in thousands)
General corporate expenses	$44.0	$19.5
Employee benefits and incentives(1)	23.9	11.3
Interest expense and debt service costs	14.8	8.4

(1)	Includes severance payments associated with various headcount reduction initiatives of $7.2 million for 2005.

Following the consummation of the Acquisition, we no longer have allocations for costs for certain corporate functions historically provided to us by International Paper. We now receive services historically provided by International Paper from our internal operations or third-party service providers. Accordingly, it is unlikely that the expenses we will incur as a stand-alone company for services that were historically provided to us by International Paper will reflect the allocated costs included in the Predecessor’s combined financial statements.

Critical Accounting Policies and Significant Accounting Estimates

Our accounting policies are fundamental to understanding management’s discussion and analysis of results of operations and financial condition. Our combined condensed financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which we operate. The preparation of the financial statements requires management to make certain judgments and assumptions in determining accounting estimates. Accounting estimates are considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and different estimates reasonably could have been used in the current period, or changes in the accounting estimate are reasonably likely to occur from period-to-period, that would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Management believes the following critical accounting policies are both important to the portrayal of our financial condition and results of operations and require subjective or complex judgments. These judgments about critical accounting estimates are based on information available to us as of the date of the financial statements.

Accounting policies whose application may have a significant effect on the reported results of operations and financial position, and that can require judgments by management that affect their application, include Statement of Financial Accounting Standards, or “SFAS,” No. 5, Accounting for Contingencies, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, SFAS No. 142, Goodwill and Other Intangible Assets, SFAS No. 87, Employers’ Accounting for Pensions, and SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.

Impairment of long-lived assets and goodwill. Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances that indicate that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use.

Goodwill and other intangible assets are accounted for in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Intangible assets primarily consist of trademarks, customer-related intangible assets and patents obtained through business acquisitions. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. The impairment evaluation of the carrying amount of goodwill and other intangible assets with indefinite lives is conducted annually or more frequently if events or changes in circumstances indicate that an asset might be impaired. Goodwill is evaluated at the reporting unit level. Goodwill has been allocated to the “Coated” segment.

The evaluation for impairment is performed by comparing the carrying amount of these assets to their estimated fair value. If impairment is indicated, then an impairment charge is recorded to reduce the asset to its estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows. Management believes the accounting estimates associated with determining fair value as part of the impairment test is a critical accounting estimate, because estimates and assumptions are made about our future performance and cash flows. While management uses the best information available to estimate future performance and cash flows, future adjustments to management’s projections may be necessary if economic conditions differ substantially from the assumptions used in making the estimates.

Pension and Postretirement Benefit Obligations. We offer various pension plans to employees. The calculation of the obligations and related expenses under these plans requires the use of actuarial valuation methods and assumptions, including the expected long-term rate of return on plan assets, discount rates, projected future compensation increases, and mortality rates. Actuarial valuations and assumptions used in the determination of future values of plan assets and liabilities are subject to management judgment and may differ significantly if different assumptions are used.

Contingent liabilities. A liability is contingent if the amount or outcome is not presently known, but may become known in the future as a result of the occurrence of some uncertain future event. We estimate our contingent liabilities based on management’s estimates about the probability of outcomes and their ability to estimate the range of exposure. Accounting standards require that a liability be recorded if management determines that it is probable that a loss has occurred and the loss can be reasonably estimated. In addition, it must be probable that the loss will be confirmed by some future event. As part of the estimation process, management is required to make assumptions about matters that are by their nature highly uncertain.

The assessment of contingent liabilities, including legal contingencies, asset retirement obligations and environmental costs and obligations, involves the use of critical estimates, assumptions and judgments. Management’s estimates are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures. However, there can be no assurance that future events will not differ from management’s assessments.

Recent Accounting Developments

Derivatives and Hedging Activities. In March 2008, the Financial Accounting Standards Board, or FASB, issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Since SFAS No. 161 only addresses disclosure requirements, the adoption of SFAS No. 161 will have no impact on our combined results of operations or combined financial position.

Business Combinations. In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations. SFAS No. 141-R establishes principles and requirements for how an acquirer recognizes and measures identifiable assets acquired, liabilities assumed and noncontrolling interests; recognizes and measures goodwill acquired in a business combination or gain from a bargain purchase; and establishes disclosure requirements. SFAS No. 141-R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. We will apply the provisions of SFAS No. 141-R to any future acquisitions.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective, on a prospective basis, for fiscal years, and interim periods within those years, beginning on or after December 15, 2008. The presentation and disclosure requirements for existing minority interests should be applied retrospectively for all periods presented. Early adoption is prohibited. The impact of adopting SFAS No. 160 is not expected to have a material impact on our combined results of operations or combined financial position.

Fair Value Option for Financial Assets and Financial Liabilities. In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115, which permits an entity to measure certain financial assets and financial liabilities at fair value. SFAS No. 159’s objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. SFAS No. 159 is effective as of the beginning of an entity’s fiscal year beginning after November 15, 2007. The impact of adopting SFAS No. 159 did not have a material impact on our combined results of operations or combined financial position.

Fair Value Measurements. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 does not address “what” to measure at fair value; instead, it addresses “how” to measure fair value. SFAS No. 157 applies (with limited exceptions) to existing standards that require assets and liabilities to be measured at fair value. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data and requires new disclosures for assets and liabilities measured at fair value based on their level in the hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, FSP 157-2, Effective Date of FASB Statement No. 157, delayed the implementation of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to years beginning after November 15, 2008. The impact of adopting the initial provisions of SFAS No. 157 did not have a material impact on our combined results of operations or combined financial position. The impact of adopting the remaining provisions of SFAS No. 157 is not expected to have a material impact on our combined results of operations or combined financial position.

Results of Operations

The following table sets forth certain historical combined financial information for the years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2007 and 2008. For comparison purposes, we have presented the results of operations for the year ended December 31, 2006, on a combined basis, consisting of the historical results of operations of our Predecessor for the seven months ended July 31, 2006, and the historical results of operations for the Successor for the five months ended December 31, 2006. We believe that this approach is beneficial to the reader by providing an easier-to-read discussion of the results of operations and provides the reader with information from which to analyze our financial results that is consistent with the manner that management reviews and analyzes results of operations.

U.S. GAAP does not contemplate the combination of the financial results of our Predecessor and Successor, as the combined information does not include any pro forma assumptions or adjustments and, as a result, does not fully reflect the significant impact the Acquisition has had on our financial statements. In particular, the pro forma impact of fair value adjustments to personal property and other property and equipment due to the allocation of the purchase price to assets acquired and liabilities assumed resulted in a lower depreciation expense for the Successor. The pro forma impact of these adjustments on the Predecessor’s results of operations for the seven months ended July 31, 2006, would have been a reduction of $5.4 million in depreciation expense. In addition, intangible assets recognized through the allocation of the purchase price to assets acquired and liabilities assumed resulted in incremental amortization expense for the Successor. The pro forma impact on the Predecessor’s results of operations for the seven months ended July 31, 2006, would have been $0.4 million of amortization expense, resulting in a net pro forma reduction in depreciation and amortization expense of $5.0 million for the year ended December 31, 2006.

Cost of sales in the following discussion includes the cost of products sold and depreciation and amortization. The following table and discussion should be read in conjunction with the information contained in our historical combined financial statements and the notes thereto included elsewhere in this prospectus. However, our historical results of operations set forth below and elsewhere in this prospectus may not necessarily reflect what would have occurred if we had been a separate, stand-alone entity during the periods presented or what will occur in the future.

	Predecessor		Successor	Non-GAAP Combined Successor and Predecessor	Successor
	Year Ended December 31, 2005	Seven Months Ended July 31, 2006	Five Months Ended December 31, 2006	Year Ended December 31, 2006	Year Ended December 31, 2007	Three Months Ended March 31, 2007	Three Months Ended March 31, 2008
	(dollars in millions)
Net sales	$1,603.8	$904.4	$706.8	$1,611.2	$1,628.8	$359.8	$453.9
Cost and expenses:
Cost of products sold excluding depreciation and amortization	1,338.2	771.6	589.3	1,360.9	1,403.1	316.3	375.4
Depreciation and amortization	129.4	72.7	48.3	121.0	123.2	29.6	32.2
Selling, general, and administrative	65.6	34.3	14.4	48.7	53.1	11.2	14.2
Restructuring and other charges	10.4	(0.3)	10.1	9.8	19.4	5.3	1.7

Operating income (loss)	60.2	26.1	44.7	70.8	30.0	(2.6)	30.4
Interest expense	14.8	8.4	49.1	57.5	143.0	33.7	33.7
Interest income	—	—	(1.8)	(1.8)	(1.5)	(0.9)	(0.2)

Income (loss) before income taxes	45.4	17.7	(2.6)	15.1	(111.5)	(35.4)	(3.1)
Income tax expense	17.9	7.0	—	7.0	—	—	—

Net income (loss)	$27.5	$10.7	$(2.6)	$8.1	$(111.5)	$(35.4)	$(3.1)

Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007

Net Sales. Net sales for first quarter 2008 increased 26% to $453.9 million from $359.8 million in first quarter 2007. The improvement was the result of an 11.8% increase in sales volume coupled with a 12.8% increase in average sales prices for first quarter 2008 compared to the same period in 2007.

Net sales for our coated and supercalendered papers segment increased to $404.9 million in first quarter 2008 from $314.8 million in first quarter 2007. The increase reflects a 14.8% increase in paper volumes and a 12.0% increase in average paper sales prices for first quarter 2008 compared to first quarter 2007.

Net sales for our market pulp segment were $39.1 million for first quarter 2008 compared to $36.0 million for the same period in 2007. This increase was due to an 11.2% increase in average sales prices compared to first quarter 2007. Partially offsetting this increase was a 2.5% decline in volume as internal consumption increased.

Net sales for our other segment were $9.9 million for first quarter 2008 compared to $9.0 million for first quarter 2007. The improvement in net sales for our other segment during the first quarter 2008 reflects an 11.0% increase in average sales prices, partially offset by a 1.2% decrease in sales volume compared to first quarter 2007.

Cost of sales. Cost of sales increased 17.8% to $407.6 million in first quarter 2008 compared to $345.9 million for the same period in 2007, primarily driven by higher sales volume and increased prices of certain commodities we use in our production. Our gross margin, excluding depreciation and amortization, was 17.3% for first quarter 2008, compared to 12.1% for first quarter 2007. This increase reflects the increase in average sales prices during first quarter 2008. Depreciation and amortization expense was $32.2 million in first quarter 2008 compared to $29.6 million in 2007.

Selling, general and administrative. Selling, general and administrative expenses were $14.2 million in first quarter 2008 compared to $11.2 million for the same period in 2007, primarily reflecting costs associated with the development of our infrastructure as a stand-alone organization.

Interest expense. Interest expense was $33.7 million in first quarter 2008, the same amount as the interest expense for the same period in 2007.

Restructuring and other charges. Restructuring and other charges are comprised of transition and other non-recurring costs associated with the Acquisition and carve out of our operations from those of International Paper, including costs of a transition services agreement with International Paper. The charges for the three-month periods ended March 31, 2008 and 2007, were $1.7 million and $5.3 million, respectively. The charges in 2008 and 2007 included $0.2 million and $2.2 million, respectively, of transition services agreement costs. We are no longer operating under the transition services agreement.

2007 Successor to 2006 Combined Successor and Predecessor

Net Sales. Net sales for the year ended December 31, 2007 were $1,628.8 million compared to $1,611.2 million for the year ended December 31, 2006, an increase of 1.1%. The increase was the result of a 4.2% increase in the tons sold in 2007. This increase was partially offset by a 3.0% decrease in our average sales price per ton for all of our products over the comparable period.

Net sales for our coated and supercalendered papers segment were $1,443.2 million for the year ended December 31, 2007, compared to $1,425.2 million for the year ended December 31, 2006, an increase of 1.3%. The increase was primarily due to higher paper volumes, which increased by 6.1% compared to 2006, partially offset by lower paper prices, which decreased 4.6% over the comparable period.

Net sales for our hardwood market pulp segment were $148.0 million for the year ended December 31, 2007, compared to $147.0 million for the year ended December 31, 2006, an increase of 0.7%. The increase was due to higher sales prices of 5.9%, while volumes decreased 5.0% due to an increase in internal consumption.

Net sales for our other segment were $37.6 million for the year ended December 31, 2007, compared to $39.0 million for the year ended December 31, 2006, a decrease of 3.7%. This decrease reflects a 4.1% decline in sales volume, partially offset by a 0.5% increase in average sales prices compared to 2006.

Cost of sales. Cost of sales for the year ended December 31, 2007, was $1,526.3 million compared to $1,481.9 million for the year ended December 31, 2006, an increase of 3.0%, primarily driven by higher sales volume. Although the prices of certain commodities we use in our production were higher in 2007, the operational efficiencies and improvements we have implemented, including through our R-GAP improvement program, more than offset the increased prices of raw materials. Our gross margin, excluding depreciation and amortization, was 13.9% for the year ended December 31, 2007, compared to 15.5% for the same period in 2006. This decline reflects the lower average sales prices in 2007. Depreciation and amortization expense for the year ended December 31, 2007, was $123.2 million compared to $121.0 million for the year ended December 31, 2006.

Selling, general and administrative. Selling, general and administrative expenses were $53.1 million for the year ended December 31, 2007, compared to $48.7 million for the same period in 2006, an increase of 9.1%. For the period following the closing of the Acquisition, selling, general and administrative expenses reflect the annual expenses we incurred as a stand-alone business. We expect these costs to increase in 2008 as a result of further incremental costs associated with operating on a stand-alone basis subsequent to the Acquisition.

Interest expense. Interest expense for the year ended December 31, 2007, increased to $143.0 million from $57.5 million for the same period in 2006 due to the debt issued as part of the Acquisition and the issuance of the

$250 million senior unsecured floating-rate term loan in January 2007. Interest expense for the year ended December 31, 2007, includes $137.0 million of cash interest expense on our outstanding indebtedness and $5.5 million of non-cash interest expense, including amortization of deferred debt issuance costs.

Restructuring and other charges. Restructuring and other charges include one-time costs for us to operate as a stand-alone business. The charges for the year ended December 31, 2007, were $19.4 million compared to $10.1 million for the five-month period ended December 31, 2006. In conjunction with the Acquisition, we entered into a transition services agreement with International Paper whereby International Paper continued to provide certain services that were necessary for us to run as a stand-alone business. Included in restructuring and other charges for the year ended December 31, 2007, were charges of $4.7 million incurred under the transition services agreement compared to $6.1 million for the five months ended December 31, 2006. We are no longer operating under the transition services agreement.

Income tax expense. For the year ended December 31, 2007, and for the five-month period from August 1, 2006 to December 31, 2006, we incurred no income taxes, compared to income tax expense of $7.0 million for our Predecessor for the seven months ended July 31, 2006.

2006 Combined Successor and Predecessor to 2005 Predecessor

Net Sales. Net sales for the year ended December 31, 2006 were $1,611.2 million compared to $1,603.8 million for the year ended December 31, 2005, an increase of 0.5%. The increase was the result of a 1.1% increase in the average sales price per ton for all of our products in 2006. This increase was partially offset by a 0.7% decrease in the tons sold over the comparable period.

Net sales for our coated and supercalendered papers segment were $1,425.2 million for the year ended December 31, 2006, compared to $1,400.6 million for the year ended December 31, 2005, an increase of 1.8%. The increase was primarily due to higher paper prices, which increased by 0.9% compared to paper prices in 2005 and higher paper volumes of 0.8% over the comparable period.

Net sales for our hardwood market pulp segment were $147.0 million for the year ended December 31, 2006, compared to $139.8 million for the year ended December 31, 2005, an increase of 5.2%. The increase was due to higher sales prices of 5.9%, while volumes decreased 0.8% due to an increase in internal consumption.

Net sales for our other segment were $39.0 million for the year ended December 31, 2006, compared to $63.4 million for the year ended December 31, 2005, a decrease of 38.5%. The decrease was primarily due to the absence of sales in 2006 from paper machine No. 1 at our Androscoggin mill, which was shutdown during 2005 and converted from the production of uncoated paper to the production of softwood pulp used to supply our Bucksport mill.

Cost of sales. Cost of sales for the year ended December 31, 2006 was $1,481.9 million, which included a $5.9 million inventory fair value adjustment, compared to $1,467.6 million for the year ended December 31, 2005, an increase of 1.0%. Our gross margin, excluding depreciation expense, for the year ended December 31, 2006 was 15.5%, compared to 16.6% for the same period in 2005. Excluding the fair value of inventory adjustment, the gross margin for the year ended December 31, 2006 was 15.9%. Depreciation expense for the year ended December 31, 2006 was $121.0 million compared to $129.4 million for the year ended December 31, 2005.

Selling, general and administrative. Selling, general and administrative expenses were $48.7 million for the year ended December 31, 2006, compared to $65.6 million for the same period in 2005, a decrease of 25.8%. The decrease is primarily due to the elimination of an allocation from International Paper for corporate services related to the operation of paper machine No. 1 at the Androscoggin mill, which was shutdown during 2005 and due to the elimination of an allocation from International Paper for corporate services during the five months ended December 31, 2006 compared to receiving a full allocation for the year ended December 31, 2005. For the period following the closing of the Acquisition, selling, general and administrative expenses reflect the actual expenses we incurred as a stand-alone business.

Interest expense. Interest expense for the year ended December 31, 2006 was $57.5 million, compared to $14.8 million for the same period in 2005 due to the debt incurred as a result of the Acquisition.

Restructuring and other charges. Restructuring and other charges in the Successor period are one-time transaction costs for us to run as a stand-alone business. The charges for the five-month period ended December 31, 2006, were $10.1 million which included $6.1 million of transition service agreement costs. In the Predecessor period, restructuring and other charges are severance and related costs associated with the permanent shutdown of the No. 1 paper machine at the Androscoggin mill. The charges for the year ended December 31, 2005, were $10.4 million, which included $3.2 million of asset impairment.

Income tax expense. The income tax expense of $7.0 million for the year ended December 31, 2006, is a decrease in tax expense compared to the year ended December 31, 2005 of $17.9 million, primarily due to our being treated as a partnership for federal tax purposes during the period from August 1, 2006, through December 31, 2006.

Liquidity and Capital Resources

We rely primarily upon cash flow from operations and borrowings under our revolving credit facilities to finance operations, capital expenditures and fluctuations in debt service requirements. We currently have $169.9 million of availability under our revolving credit facility, which is currently undrawn, after deducting for $30.1 million of standby letters of credit that we have issued.

We believe that our ability to manage cash flow and working capital levels, particularly inventory and accounts payable, will allow us to meet our current and future obligations, make scheduled principal and interest payments, and provide funds for working capital, capital expenditures and other needs of the business for at least the next twelve months. However, no assurance can be given that this will be the case, and we may require additional debt or equity financing to meet our working capital requirements. We expect to spend approximately $80 million on capital expenditures during 2008, including approximately $60 million for maintenance and environmental capital expenditures. Thereafter, our annual maintenance and environmental capital expenditures are expected to average approximately $40 million to $50 million per year for the next few years.

In addition, as a holding company, our investments in our operating subsidiaries, including Verso Paper LLC, constitute substantially all of our operating assets. Consequently, our subsidiaries conduct all of our consolidated operations and own substantially all of our operating assets. Our principal source of the cash we need to pay our debts is the cash that our subsidiaries generate from their operations and their borrowings. Our subsidiaries are not obligated to make funds available to us. The terms of the senior secured credit facilities and the indentures governing the outstanding notes of our subsidiaries significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to us. Furthermore, our subsidiaries will be permitted under the terms of the senior secured credit facilities and the indentures to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. Although the terms of the debt agreements of our subsidiaries do not restrict our operating subsidiaries from obtaining funds from their respective subsidiaries to fund their operations and payments on indebtedness, we cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund our obligations or pay dividends to our stockholders.

Cash provided by operating activities. For the three months ended March 31, 2008, operating activities used net cash of $26.1 million, compared to $76.6 million of net cash used during the three months ended March 31,

2007. The decline in net cash used in operating activities was primarily due to improved performance, with a net loss of $3.1 million in first quarter 2008 compared to a net loss of $35.4 million in 2007 and working capital improvements driven by the rising pricing environment for our products.

For the year ended December 31, 2007, our operating activities generated net cash of $15.0 million, compared to $167.5 million of net cash generated during the comparable period in 2006. The decline was primarily due to a net loss of $111.5 million in 2007, compared to net income of $8.1 million in 2006. Operating activities in 2005 generated net cash of approximately $116.8 million compared to $167.5 million in 2006. The increase in 2006 was primarily driven by improved operations and working capital improvements.

Cash used in investing activities. For the three-month periods ended March 31, 2008 and 2007, we used $12.8 million and $11.0 million, respectively, of net cash in investing activities due to investments in capital expenditures.

For the year ended December 31, 2007, we used $69.1 million of net cash in investing activities, primarily due to investments in capital expenditures. This compares to $1,429.6 million of net cash used during the comparable period in 2006, which reflects the $1.4 billion in cash paid for the Acquisition. In 2005, we used $53.0 million of net cash in investing activities, primarily due to investments in capital expenditures.

Cash used in financing activities. For the three months ended March 31, 2008 and 2007, financing activities provided net cash of $0.1 million, as an increase in short-term borrowings offset principal payments on long-term debt. This compares to $0.4 million of net cash used in 2007 due to principal payments on debt. In addition, 2007 cash flows from financing activities included $242 million of net proceeds from the issuance of the senior unsecured term loan, which proceeds were then distributed to our equity holders.

For the year ended December 31, 2007, the net impact of our financing activities was de minimis. The proceeds from the incurrence of the senior unsecured term loan facility by our subsidiary, Verso Paper Finance Holdings LLC, on January 31, 2007, were distributed to our equity holders. In 2006, net cash provided by financing activities was $1,374.7 million, reflecting the net proceeds from the debt issuance and equity contributions. In 2005, financing activities used $63.8 million, driven by distributions of operating cash flows, net of investing activities, to International Paper.

Indebtedness. Our aggregate indebtedness at March 31, 2008, was $1,419.7 million, including the current portion of our outstanding borrowings.

Our subsidiary, Verso Paper Holdings LLC, entered into senior secured credit facilities on August 1, 2006, consisting of:

•	a $285 million term loan with a maturity of seven years, which was fully drawn on August 1, 2006; and

•	a $200 million revolving credit facility with a maturity of six years. No amounts were outstanding as of March 31, 2008. Letters of credit of $30.1 million were issued as of March 31, 2008.

The senior secured credit facilities of Verso Paper Holdings LLC are secured by first priority pledges of all the equity interests owned by Verso Paper Holdings LLC in its subsidiaries. These senior secured credit facilities also are secured by first priority interests in, and mortgages on, substantially all tangible and intangible assets of Verso Paper Holdings LLC and each of its direct and indirect subsidiaries. The term loan facility bears interest at a rate equal to LIBOR plus 1.75% and the interest rate was 4.4% at March 31, 2008. The revolving credit facility bears interest at a rate equal to LIBOR plus 2.00%. The obligations under the senior secured credit facilities of Verso Paper Holdings LLC are unconditionally guaranteed by Verso Paper Finance Holdings LLC, parent company of Verso Paper Holdings LLC, and subject to certain exceptions, each of its direct and indirect subsidiaries. In addition to paying interest on outstanding principal under these senior secured credit facilities,

Verso Paper Holdings LLC is required to pay a commitment fee to the lenders under the revolving credit facility in respect of unutilized commitments at a rate equal to 0.50% per annum (subject to reduction upon attainment of certain first lien leverage ratios). Verso Paper Holdings LLC also pays customary letter of credit and agency fees.

The senior secured credit facilities of Verso Paper Holdings LLC are governed by a credit agreement, dated August 1, 2006, among Verso Paper Finance Holdings LLC, Verso Paper Holdings LLC, the Lenders party thereto, Credit Suisse, Cayman Islands Branch, as Administrative Agent, Lehman Brothers Inc., as Syndication Agent, and Citigroup Global Markets Inc. and Banc of America Securities LLC, as Documentation Agents.

On August 1, 2006, Verso Paper Holdings LLC completed an offering of $350 million in aggregate principal amount of 9 1/8% second-priority senior fixed rate notes due 2014, $250 million in aggregate principal amount of second-priority senior secured floating rate notes due 2014 and $300 million in aggregate principal amount of 11 3/8% senior subordinated notes due 2016. The floating rate notes bear interest at a rate equal to LIBOR plus 3.75% and the interest rate was 7.0% at March 31, 2008. The proceeds of the note offerings were used to finance the Acquisition and to pay related fees and expenses. Our second-priority senior secured notes have the benefit of a second-priority security interest in the collateral securing our senior secured credit facilities. The fixed rate notes pay interest semi-annually and the variable rate notes pay interest quarterly. The senior subordinated notes are unsecured and pay interest semi-annually.

Our subsidiary, Verso Fiber Farm LLC, entered into senior secured credit facilities on August 1, 2006, consisting of:

•	a $10 million term loan with a maturity of four years, which was fully drawn on August 1, 2006; and

•	a $5 million revolving credit facility with a maturity of four years, of which $4.0 million was outstanding as of March 31, 2008.

The senior secured credit facilities of Verso Fiber Farm LLC are secured by first priority interests in, and mortgages on, substantially all tangible and intangible assets of Verso Fiber Farm LLC. The fiber farm term loan facility bears interest at a rate equal to LIBOR plus 3.00% and the interest rate at March 31, 2008 was 6.2%. The fiber farm revolving credit facility also bears interest at a rate equal to LIBOR plus 3.00%. All amounts outstanding under the senior secured credit facilities of Verso Fiber Farm LLC will be repaid with a portion of the net proceeds from this offering.

The senior secured credit facilities of Verso Fiber Farm LLC are governed by a credit agreement, dated August 1, 2006, among Verso Fiber Farm LLC, the Lenders party thereto, and Credit Suisse, Cayman Islands Branch, as Administrative Agent.

On January 31, 2007, our subsidiary, Verso Paper Finance Holdings LLC, entered into a $250 million senior unsecured term loan facility with a maturity of six years. The loan allows the borrower to pay interest either in cash or in kind through the accumulation of the outstanding principal amount. The senior unsecured term loan facility bears interest at a rate equal to LIBOR plus 6.25% and the interest rate at March 31, 2008 was 9.5%. The net proceeds from the incurrence of the term loan facility were distributed to our equity holders. All amounts outstanding under the senior unsecured term loan facility of Verso Paper Finance Holdings LLC will be repaid with a portion of the net proceeds from this offering.

The senior unsecured term loan facility of Verso Paper Finance Holdings LLC is governed by a credit agreement, dated January 31, 2007, among Verso Paper Finance Holdings LLC, Verso Paper Finance Holdings Inc., the Lenders party thereto, Credit Suisse, as Administrative Agent, and Citigroup Global Markets Inc., as Syndication Agent.

All of our senior secured credit facilities contain various restrictive covenants. They prohibit our subsidiaries from prepaying other indebtedness and require us to maintain a maximum consolidated first lien leverage ratio. In addition, our senior secured credit facilities, among other things, restrict our ability to incur indebtedness or liens, make investments or declare or pay any dividends. The indentures governing our second priority senior secured notes and our senior subordinated notes limit our ability to, among other things, to (i) incur additional indebtedness; (ii) pay dividends or make other distributions or repurchase or redeem our stock; (iii) make investments; (iv) sell assets, including capital stock of restricted subsidiaries; (v) enter into agreements restricting our subsidiaries’ ability to pay dividends; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; (vii) enter into transactions with our affiliates; and (viii) incur liens. As of March 31, 2008, we believe we were in compliance with all of the covenants contained in the agreements governing our outstanding indebtedness.

Seasonality

We are exposed to fluctuations in quarterly net sales volumes and expenses due to seasonal factors. These seasonal factors are common in the paper industry. Typically, the first two quarters are our slowest quarters due to lower demand for coated paper during this period. Our third quarter is generally our strongest quarter, reflecting an increase in printing related to end-of-year magazines, increased end-of-year direct mailings and holiday season catalogs. Our working capital and accounts receivables generally peak in the third quarter, while inventory generally peaks in the second quarter in anticipation of the third quarter season. We expect our seasonality trends to continue for the foreseeable future.

Covenant Compliance

Certain covenants contained in the credit agreement governing our senior secured credit facilities and the indentures governing our outstanding notes (i) require the maintenance of a net first lien secured debt to Adjusted EBITDA (as defined below) ratio of 3.25 to 1.0 and (ii) restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges (as defined below) and net senior secured debt to Adjusted EBITDA ratios. The covenants restricting our ability to incur additional indebtedness and make future acquisitions require a ratio of Adjusted EBITDA to Fixed Charges of 2.0 to 1.0 and a ratio of net senior secured debt to Adjusted EBITDA of 6.0 to 1.0, in each case measured on a trailing four-quarter basis. For the purpose of calculating these ratios, pro forma effect is given to any repayment of debt, such as that contemplated with the net proceeds from this offering, as if such transaction occurred at the beginning of the trailing four-quarter period. Although we do not expect to violate any of the provisions in the agreements governing our outstanding indebtedness, these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. See “Risk Factors—Our substantial indebtedness could adversely affect our financial health.”

Fixed Charges are consolidated interest expense excluding the amortization or write-off of deferred financing costs. Cash interest expense is adjusted in the table below to give effect to this offering and the use of the net proceeds therefrom. Adjusted EBITDA is EBITDA further adjusted to exclude unusual items and other pro forma adjustments permitted in calculating covenant compliance in the indentures governing our notes to test the permissibility of certain types of transactions. We believe that the inclusion of the supplemental adjustments applied in calculating Adjusted EBITDA and the adjustment to cash interest expense to give effect to this offering and the use of the net proceeds therefrom are appropriate to provide additional information to investors to demonstrate our compliance with our financial covenants and assess our ability to incur additional indebtedness in the future. However, EBITDA and Adjusted EBITDA are not measurements of financial performance under U.S. GAAP, and our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA or Adjusted EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows or as a measure of liquidity.

The following table reconciles cash flow from operating activities to EBITDA and Adjusted EBITDA for the periods presented. Statement of operations data for the twelve months ended March 31, 2008, is calculated by subtracting the data for the three months ended March 31, 2007, from the data for the year ended December 31, 2007, and adding the data for three months ended March 21, 2008.

	Successor
	Three Months Ended March 31, 2007	Year Ended December 31, 2007	Three Months Ended March 31, 2008	Twelve Months Ended March 31, 2008
	(dollars in millions)
Cash flow from operating activities	$(76.6)	$15.0	$(26.1)	$65.5
Amortization of debt issuance costs	(1.6)	(6.7)	(1.7)	(6.8)
Interest income	(0.9)	(1.5)	(0.2)	(0.8)
Interest expense	33.7	143.0	33.7	143.0
Loss on disposal of fixed assets	(0.1)	(1.0)	(0.1)	(1.0)
Other, net	(0.2)	1.5	(2.8)	(1.1)
Changes in assets and liabilities, net	72.7	2.9	59.8	(10.0)

EBITDA	$27.0	$153.2	$62.6	$188.8
Operational improvements(a)	1.5	6.1	1.4	6.0
Restructuring, severance and other(b)	5.3	19.4	1.7	15.8
Non-cash compensation/ benefits(c)	0.4	0.6	0.1	0.3
Other items, net(d)	0.1	8.0	0.1	8.0

Adjusted EBITDA				$218.9

As adjusted cash interest expense(e)				$107.8
Adjusted EBITDA to as adjusted cash interest expense(e)				2.0
Net senior secured debt to Adjusted EBITDA				3.7
Net first-lien secured debt to Adjusted EBITDA				1.1

(a)	Represents the benefit of lower wood cost at our Sartell mill resulting from the harvest of hybrid poplar from our fiber farm.

(b)	Includes restructuring and severance as per our financial statements. Restructuring includes transition and other non-recurring costs associated with the Acquisition.

(c)	Represents amortization of certain one-time benefit payments.

(d)	Represents earnings adjustments for legal and consulting fees, and other miscellaneous non-recurring items.

(e)	As adjusted cash interest expense gives effect to this offering and reflects a decrease in cash interest expense for the twelve months ended March 31, 2008 equal to $29.5 million as a result of the repayment of the outstanding $250.0 million senior unsecured term loan facility of our subsidiary, Verso Paper Finance Holdings LLC, bearing interest at a rate equal to 9.5% as of March 31, 2008, and the repayment of the outstanding $4.0 million under the revolving credit facility and $10.0 million senior secured term loan of our subsidiary, Verso Fiber Farm LLC, bearing interest at a rate equal to 6.2% as of March 31, 2008, as if this offering and the use of the net proceeds therefrom were consummated on April 1, 2007. Cash interest expense represents gross interest expense related to the debt, excluding amortization of debt issuance costs.

Effect of Inflation

While inflationary increases in certain input costs, such as energy, wood fiber and chemical costs, have an impact on our operating results, changes in general inflation have had minimal impact on our operating results in the last three years. Sales prices and volumes are more strongly influenced by supply and demand factors in specific markets and by exchange rate fluctuations than by inflationary factors. We cannot assure you, however, that we will not be affected by general inflation in the future.

Contractual Obligations

The following table reflects our contractual obligations and commercial commitments as of December 31, 2007. Commercial commitments include lines of credit, guarantees and other potential cash outflows resulting from a contingent event that requires our performance pursuant to a funding commitment.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in millions)
Long-term debt(1)	$2,290.9	$134.4	$277.5	$264.9	$1,614.1
Operating leases	16.3	5.7	7.2	2.2	1.2
Purchase obligations(2)	123.1	47.8	27.7	5.5	42.1
Management agreement(3)	25.0	2.5	5.0	5.0	12.5
Other long-term liabilities reflected on our balance sheet under U.S. GAAP(4)	30.2	1.1	0.3	1.2	27.6

Total	$2,495.50	$191.5	$317.7	$278.8	$1,697.5

(1)	Long-term debt includes principal payments, commitment fees and accrued interest payable. A portion of our interest expense is at a variable rate and has been calculated using current LIBOR. Actual payments could vary.

(2)	Purchase obligations include our unconditional purchase obligations for power purchase agreements (gas and electricity), machine clothing and other commitments for advertising, raw materials or storeroom inventory.

(3)	Pursuant to the terms of the management agreement, which expires on August 1, 2018, we pay Apollo an annual fee for its consulting and advising services in an amount equal to the greater of $2.5 million and 1.25% of our Adjusted EBITDA, as defined in the indentures governing our outstanding notes. The amount included in the table assumes a minimum annual payment of $2.5 million. Upon consummation of this offering, Apollo will terminate the annual fee arrangement under the management agreement in return for a one-time fee in the amount of $23.1 million. The fee will be paid with the net proceeds from this offering on the date that this offering closes. See “Certain Relationships and Related Party Transactions—Management Agreement.”

(4)	Other long-term liabilities reflected above represent the gross amount of asset retirement obligations.

Qualitative and Quantitative Disclosure about Market Risk

We are exposed to market risk from fluctuations in our paper prices, interest rates and commodity prices for our inputs.

Paper prices. Our sales, which we report net of rebates, allowances and discounts, are a function of the number of tons of paper that we sell and the price at which we sell our paper. The coated paper industry is cyclical, which results in changes in both volume and price. Paper prices historically have been a function of macro-economic factors, which influences supply and demand. Price has historically been substantially more variable than volume and can change significantly over relatively short time periods.

We are primarily focused on serving two end-user segments: catalogs and magazines. Coated paper demand is primarily driven by advertising and print media usage. Advertising spending and magazine and catalog circulation tend to be correlated with GDP in the United States and rise with a strong economy. The majority of our products are sold via contracts we maintain with our customers. Contracted sales are more prevalent for coated groundwood paper, as opposed to coated freesheet paper, which is more often sold without a contract. Our contracts generally specify the volumes to be sold to the customer over the contract term, as well as the pricing parameters for those sales. The large portion of contracted sales allows us to plan our production runs well in advance, optimizing production over our integrated mill system and thereby reducing costs and increasing overall efficiency.

We reach our end-users through several channels, including printers, brokers, paper merchants and direct sales to end-users. We sell and market our products to approximately 100 customers. In 2008, no single customer accounted for more than 10% of our total net sales.

Interest Rate Risk. We issued fixed- and floating-rate debt to finance the Acquisition in order to manage our variability to cash flows from interest rates. Borrowings under our senior secured credit facilities and our floating-rate notes accrue interest at variable rates, and a 100 basis point increase in quoted interest rates on our debt balances outstanding as of March 31, 2008, after giving effect to this offering and the use of proceeds therefrom, under our senior secured credit facilities and our floating-rate notes would increase our annual interest expense by $5.1 million. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

Derivatives. In the normal course of business, we utilize derivatives contracts as part of our risk management strategy to manage our exposure to market fluctuations in energy prices and interest rates. These instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet in accordance with generally accepted accounting principles. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. We have an Energy Risk Management Policy adopted by the Executive Committee of our Board of Directors and monitored by an Energy Risk Management Committee, which is comprised of senior management. In addition, we have an Interest Rate Risk Committee which was formed to monitor our Interest Rate Risk Management Policy. Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. We manage credit risk by entering into financial instrument transactions only through approved counterparties. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in commodity prices or interest rates. We manage market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken.

We do not hedge the entire exposure of our operations from commodity price volatility for a variety of reasons. To the extent we do not hedge against commodity price volatility, our results of operations may be affected either favorably or unfavorably by a shift in the future price curve. As of March 31, 2008, we had net unrealized gains of $3.2 million on open commodity swaps with maturities of one to seven months. These fixed-price swaps involve the exchange of net cash settlements, based on changes in the price of the underlying commodity index compared to the fixed price offering, at specified intervals without the exchange of any underlying principal. A 10% decrease in commodity prices would have a negative impact of approximately $1.6 million on the fair value of such instruments. This quantification of exposure to market risk does not take into account the offsetting impact of changes in prices on anticipated future energy purchases.

We entered into a $250 million notional value receive-variable, pay-fixed interest rate swap in connection with our outstanding floating rate notes that mature in 2014. We are hedging the cash flow exposure on our quarterly variable-rate interest payments due to changes in the benchmark interest rate (three-month LIBOR). On March 31, 2008, the fair value of this swap was an unrealized loss of $1.6 million. A 10% decrease in interest rates would have a negative impact of approximately $1.2 million on the fair value of such instruments.

Commodity Price Risk. We are subject to changes in our cost of sales caused by movements underlying commodity prices. The principal components of our cost of sales are chemicals, wood, energy, labor, maintenance and depreciation and amortization. Costs for commodities, including chemicals, wood and energy, are the most variable component of our cost of sales because their prices can fluctuate substantially, sometimes within a relatively short period of time. In addition, our aggregate commodity purchases fluctuate based on the volume of paper that we produce.

Chemicals. Chemicals utilized in the manufacturing of coated papers include latex, starch, calcium carbonate, titanium dioxide and others. We purchase these chemicals from a variety of suppliers and are not dependent on any single supplier to satisfy our chemical needs.

Wood. Our costs to purchase wood are affected directly by market costs of wood in our regional markets and indirectly by the effect of higher fuel costs on logging and transportation of timber to our facilities. While we have in place fiber supply agreements that ensure a substantial portion of our wood requirements, purchases under these agreements are typically at market rates. In 2008, as we begin to utilize wood harvested from our 23,000-acre hybrid poplar fiber farm located near Alexandria, Minnesota, our ongoing wood costs should be positively impacted.

Energy. We produce a large portion of our energy requirements, historically producing approximately 50% of our energy needs for our coated paper mills from sources such as waste wood and paper, hydroelectric facilities, chemicals from our pulping process, our own steam recovery boilers and internal energy cogeneration facilities. Our external energy purchases vary across each of our mills and include fuel oil, natural gas, coal and electricity. While our internal energy production capacity mitigates the volatility of our overall energy expenditures, we expect prices for energy to remain volatile for the foreseeable future, and our energy costs will increase in a high energy cost environment. As prices fluctuate, we have some ability to switch between certain energy sources in order to minimize costs. We also utilize derivatives contracts as part of our risk management strategy to manage our exposure to market fluctuations in energy prices.

INDUSTRY

Coated Paper Industry Overview

Based on 2007 sales, the size of the global coated paper industry is estimated to be approximately $49 billion, or 54 million tons of coated paper shipments, including approximately $12 billion in North America, or 13 million tons of coated paper demand. In North America, coated papers are classified by brightness into five grades, labeled No. 1 to No. 5, with No. 1 having the highest brightness level and No. 5 having the lowest brightness level. Papers graded No. 1, No. 2 and No. 3 are typically coated freesheet grades. No. 4 and No. 5 papers are predominantly groundwood containing grades. Coated groundwood grades are the preferred grades for catalogs and magazines, while coated freesheet is more commonly used in commercial print applications. The coating process adds a smooth uniform finish to the paper, which produces superior color and print definition. As a result, major uses of coated papers include the printing of catalogs, magazines, annual reports, directories and advertising materials.

End-User Overview

Catalogs. Catalog publishers are among the largest users of coated papers in North America with 2007 coated paper consumption of approximately 2.7 million tons of the total 3.5 million tons of all types of paper consumed in United States catalog production. Large national catalogs are published in a wide range of sizes and weights, requiring paper producers to offer a broad range of products to suit the individual needs of different catalog retailers.

According to RISI, Inc., coated groundwood represents approximately 62% of catalog paper demand in the United States, with coated freesheet accounting for 14% and other types of paper accounting for the remaining 24%. Major growth drivers in this segment include increasing demand for catalogs and higher page counts per catalog. Over the last four years, United States catalog sales have increased steadily, driven by an increase in advertising spending and a trend toward more niche marketing by retailers. Demand for catalogs has recently benefited from cross-marketing between retailer catalogs and websites that enable consumers to order catalog products on-line. This combination has proven popular with consumers who prefer browsing catalogs to looking at products on-line but prefer the immediacy of ordering on-line to ordering by telephone or mail.

Magazines. Magazine publishers are among the largest users of coated papers in North America with 2007 coated paper consumption of approximately 3.0 million tons of the total 3.5 million tons of all types of paper consumed in United States magazine publication. Due to their high volume requirements and need for timely deliveries, magazine publishers tend to buy directly from large paper manufacturers who can offer them certainty of supply and consistent quality. Magazine publishers frequently seek assistance from paper manufacturers with supply chain management and require that suppliers comply with the publishers’ specific environmental standards.

According to RISI, Inc., coated groundwood represents approximately 60% of magazine paper demand in the United States, with coated freesheet accounting for 27% and other types of paper accounting for the remaining 13%. Major growth drivers in this segment include advertising expenditures and new title launches. Within the magazine segment, however, there is significant variation in growth trends across genres, with strong growth in lifestyle, sports, fashion and people magazines, offset by declining volumes in news and current events titles. The combination of increasing ad pages and a rebound in magazine circulation is currently driving coated paper demand. Universal McCann, a global media agency, forecasts U.S. advertising spending increased by 0.7% in 2007 to $284 billion. The recent growth in overall advertising has fueled demand for magazine advertising spending.

Commercial Print and Other. Commercial printers are significant end-users of coated papers with 2007 United States consumption of approximately 3.9 million tons of the total 8.1 million tons of all types of paper consumed in United States commercial print applications. According to RISI, Inc., coated freesheet represents approximately 35% of the total paper used in commercial print in the United States, with coated groundwood accounting for 13% of consumption and other types accounting for the remaining 52%. Orders in the commercial print segment are typically for smaller volume print runs that use primarily sheeted paper for annual reports, books, envelopes, labels, brochures, posters and specialty one-time publications.

Overview of Current Coated Paper Market Fundamentals

The North American coated paper industry is cyclical, and like other cyclical industries, it is largely affected by the interplay of demand and supply. However, unlike in other cyclical industries, volume is substantially less cyclical than price in the North American coated paper industry. Current demand and supply factors affecting the coated paper industry and their trends are discussed below.

Consumption/Demand. Coated paper demand is primarily driven by advertising and print media usage. North American customers purchased approximately 13.2 million tons of coated paper in 2007. North American coated paper demand has increased 2.0% per annum since 2001, as the number of pages in advertising material and catalog circulation have increased. Since the end of 2003, demand has increased for many of the principal end-uses of coated paper.

The following chart shows historical and projected North American demand for coated paper and mill capacity and operating rates according to RISI, Inc.:

Production/Supply. In North America, supply is determined primarily by North American-based coated paper production and is supplemented by imports from Europe and Asia. As a result of developments outlined below, both of these determinants of North American coated paper supply are exhibiting trends leading to a stable long-term supply outlook.

In response to high input costs, the continued appreciation of the Canadian dollar, and poor selling conditions, our North American competitors announced the closure of approximately 0.8 million tons of coated groundwood production capacity and 0.5 million tons of coated freesheet production capacity that began in the second half of 2007 and will continue throughout 2008. The closures represent approximately 15% and 9% of North American production capacity for coated groundwood and coated freesheet, respectively. The majority of these announced closures were Canadian facilities, which have been at a cost disadvantage to U.S.-based mills due to the appreciation of the Canadian dollar. There have been no recent announced capacity additions in North America. We estimate that the construction of a state-of-the-art coated paper mill requires a lead time of at least three years and costs in excess of $400 million. The recent capacity curtailments and the lack of any currently announced capacity additions provide for a stable supply outlook over the next three to four years.

Since North American coated paper consumption exceeds North American coated paper production capacity, imports have been an important source of supply for the North American coated paper market, though they are of differing importance for coated groundwood and coated freesheet. Historically, coated freesheet imports have been relatively more important to North American supply as compared to coated groundwood imports. A recent trend in the North American coated paper market has been a stabilization in imports. The volume of coated paper imports from Europe and Asia is a function of (i) worldwide supply and demand for coated paper, (ii) the exchange rate of the U.S. dollar relative to other currencies, especially the euro, (iii) market prices in North America and other markets, and (iv) the cost of ocean-going freight. According to RISI, Inc., from 2001 to 2006, coated paper imports into North America increased from 1.4 million tons to 2.8 million tons. However, several worldwide trends have prompted 2007 imports, as reported by RISI, Inc., to decline to 2.6 million tons. These trends include the shutdown of 1.0 million tons of coated paper capacity in Europe which improves the balance of European supply and demand, the continued strengthening of the euro and depreciation of the U.S. dollar, and the continued increases in freight rates. All of these factors make exporting to North America less attractive to foreign producers.

Another important distinction is the penetration of Asian coated paper imports. Coated groundwood is less penetrated by Asian imports than is coated freesheet, as production of coated groundwood is dependent upon cost-effective access to northern softwood fiber, which is not as prevalent in Asia. For example, in 2007, Asian producers supplied about 290,000 tons of the United States’ coated groundwood supply, or approximately 5% of the United States’ coated groundwood supply. Over the same time period, Asian producers supplied about 630,000 tons of the United States’ coated freesheet supply, or approximately 10% of the United States’ coated freesheet supply.

As a result of recent capacity closures in the North American coated paper industry, the lack of any currently announced capacity additions and the stabilization of imports of coated paper into the United States, we believe that supply should be stable for the near future.

Operating Rates. According to RISI, Inc., the average operating rate for North American coated paper manufacturers, which measures the ratio of shipments from producers in a particular region to capacity of producers in the same region, rose from 86% in 2001 to 97% in 2007, as shipments increased more than capacity during this time period. Following the recently announced reductions in North American production, 2007 coated paper operating rates would have been over 100% on a pro forma basis, reflecting the current tight supply conditions. Historically, high operating rates have resulted in increased prices for coated paper. RISI, Inc. expects the average operating rate for coated groundwood and coated freesheet to remain above 95% and 92% through 2012, respectively, with the average operating rate for coated groundwood expected to be 100% through 2009, because of North American demand trends, recently completed and announced capacity closures, the lack of any major forecasted North American capacity additions and favorable import trends.

Pricing. As a result of the trends identified above, coated paper pricing in the United States is increasing. As we began implementing these price increases, our weighted average paper prices rose from $797 per ton in the second quarter of 2007 to $840 per ton in the fourth quarter of 2007. We expect our weighted average paper prices to continue to increase as we further realize these price increases during 2008. In the first quarter of 2008, we announced another price increase, effective April 1, of an additional $60 per ton on all coated groundwood grades and another $60 per ton on coated freesheet grades with a basis weight of 55 lbs. or lighter. In reflection of these market trends, RISI, Inc. forecasts that U.S. prices for grade No. 5 coated paper, 34 lb. basis weight, which is an industry benchmark for coated paper pricing, will rise from an average of $888 per ton in the second quarter of 2007 to $1,100 per ton in the fourth quarter of 2008. In addition, RISI, Inc. estimates annual prices for this product to increase from an average of $923 per ton in 2007 to $1,083 per ton in 2008 and then to $1,140 per ton in 2009. See “Management Discussion and Analysis of Financial Conditions and Results of Operations—Selected Factors that Affect our Operating Results.”

The following chart shows RISI, Inc.’s historical and projected U.S. prices per ton for grade No. 5 coated paper, 34 lb. basis weight, and grade No. 3 coated paper, 60 lb. basis weight, for the periods indicated below:

BUSINESS

General

We are a leading North American supplier of coated papers to catalog and magazine publishers. The market for coated paper, which is comprised of coated groundwood paper and coated freesheet paper, is one of the most attractive segments of the paper industry due to its prospects for volume growth, continued improvement in pricing and the high value-added nature of its products. Coated paper is used primarily in media and marketing applications including catalogs, magazines and commercial printing applications, which include high-end advertising brochures, annual reports and direct mail advertising.

We are North America’s second largest producer of coated groundwood paper, which is used primarily for catalogs and magazines. We are also North America’s lowest cost producer of coated freesheet paper, which is used primarily for annual reports, brochures and magazine covers. In addition to coated paper, we have a strategic presence in supercalendered paper, which is primarily used for retail inserts. We also produce and sell market pulp, which is used in the manufacture of printing and writing paper grades and tissue products.

Our primary product lines include coated groundwood paper, coated freesheet paper, supercalendered paper and pulp. Our net sales by product line for the year ended December 31, 2007 are illustrated below:

Net Sales by Product Line

We sell and market our products to approximately 100 customers which comprise 650 end-user accounts. We have long-standing relationships with many leading magazine and catalog publishers, commercial printers, specialty retail merchandisers and paper merchants. We reach our end-users through several distribution channels including direct sales, commercial printers, paper merchants and brokers. The majority of our products are sold via contracts we maintain with our customers, which generally specify the volumes to be sold to the customer over the contract term, as well as the pricing parameters for those sales. Having a large portion of our sales volume under contract allows us to plan our production runs well in advance, optimizing production over our integrated mill system and thereby increasing overall efficiency and reducing our costs. Most of our contracts are negotiated on an annual basis. Typically, our contracts provide for quarterly price adjustments based on market price movements. Our key customers include leading magazine publishers such as Condé Nast Publications, Inc., National Geographic Society and Time Inc.; leading catalog producers such as Avon Products, Inc. and Sears Holdings Corporation; leading commercial printers such as Quad/Graphics, Inc. and RR Donnelley & Sons Company; and leading paper merchants and brokers such as Unisource Worldwide, Inc., the xpedx and Bulkley Dunton business units of International Paper, A.T. Clayton & Co., Inc. and Clifford Paper, Inc.

We operate 11 paper machines at four mills located in Maine, Michigan and Minnesota. The mills have a combined annual production capacity of 1,726,000 tons of coated paper, 102,000 tons of supercalendered paper and 874,000 tons of kraft pulp, of which approximately 610,000 tons are consumed internally and the remainder is sold as market pulp. Over our integrated mill system, the total volume of pulp purchased from third parties is approximately balanced by the amount of pulp that we sell to the market. As a result, our business is generally insulated from fluctuations in earnings caused by changes in the price of pulp. Our facilities are strategically located within close proximity to major publication printing customers, which affords us the ability to more quickly and cost-effectively deliver our products. Our facilities also benefit from convenient and cost-effective access to northern softwood fiber, which is required for the production of lightweight and ultra-lightweight coated groundwood papers, two of the more attractive grades of coated paper.

Our Competitive Strengths

We believe that our competitive strengths include the following:

Well positioned to benefit from strengthening coated paper market fundamentals. We believe that we are well positioned to benefit from improving fundamentals in the coated paper industry, which are inherently linked to the balance of supply and demand. Since the second quarter of 2004, supply has decreased due to a reduction in production capacity in both North America and Europe, which was caused primarily by the closure of high cost coated paper mills by our competitors. These mills generally suffered from a combination of higher energy prices, changes in Canadian dollar and euro exchange rates and other inflationary factors. North American producers announced the shutdown of approximately 1.3 million tons of aggregate coated paper capacity that began in the second half of 2007 and will continue throughout 2008, which represents approximately 12% of North American coated paper capacity. Based on favorable supply and demand trends, RISI, Inc. projects that North American coated paper operating rates will remain high for the foreseeable future, with coated groundwood operating rates expected by RISI, Inc. to be approximately 100% in 2008 and 2009.

A leading manufacturer of coated paper products in North America. We are one of the largest coated paper manufacturers in North America based on production capacity. Within the overall North American coated paper market, we have a leading market share in North American coated groundwood production capacity. In addition, we are North America’s lowest cost producer of coated freesheet paper. Our size provides us with economies of scale, which enables us to optimize production across our integrated mill system to provide a broad spectrum of products and gives us the operational flexibility to adapt to our customers’ specific coated paper needs.

Leading positions in the industry’s most attractive segments and products. We are a leading supplier of coated papers to U.S. catalog and magazine publishers. The catalog and magazine end-user segments are among the most attractive within the coated papers industry due to their long-term growth prospects, favorable industry dynamics, blue-chip customer base and emphasis on product innovation and development. We budget over $3 million annually for the development of new products, product line extensions and material substitutions and/or alternatives for our manufacturing processes. We commercialized seven products or product line extensions in each of the last two years and realized an average of over $8 million in cost savings during the last two years as a result of material substitutions and product cost reduction efforts. We maintain a leading position in the U.S. catalog and magazine end-user segments, with estimated segment shares of approximately 24% and 16% in 2007, respectively.

In addition to being focused on the most attractive end-user segments, our product portfolio is also concentrated on the most attractive products in both the paper industry, in general, and the coated paper segment, specifically. Coated papers have been and are expected to be among the fastest growing paper grades in the paper industry, with North American coated paper demand having grown 2.1% per annum since 2001, compared to a demand growth rate of negative 4.7% for newsprint and a demand growth rate of negative 1.8% for uncoated freesheet paper. We are also specifically focused on the fastest growing portions of the coated paper market. For example, we are one of three major North American-based producers of ultra-lightweight coated groundwood paper. Ultra-lightweight coated groundwood paper has experienced higher growth than the overall coated paper market, with shipments growing at a compound annual growth rate of approximately 6% since 2003. We expect this disproportionate growth in shipments to continue, as customers are increasingly demanding lower basis weight products in order to reduce their freight and postage costs. In addition to being one of the fastest growing coated paper segments, ultra-lightweight coated papers sell for higher prices and yield higher margins than their higher basis weight counterparts. We believe that we have a competitive advantage in ultra-lightweight coated paper grades due to our investment in specialized equipment and our internal development of special manufacturing processes. Although our ultra-lightweight coated paper manufacturing processes are not protected by patents, they are trade secrets and provide a considerable competitive advantage.

Strong relationships with attractive customer base. We have long-standing relationships with leading publishers, commercial printers, retail merchandisers and paper merchants. Our relationships with our 10 largest coated paper customers average more than 20 years. These customers have historically had stable, on-going paper needs. Our strong relationships with the leading customers in the catalog and magazine end-user segments have allowed us to optimize our mill system to supply orders on an efficient, cost-effective basis. Due to the premium printing requirements of these end-users, we have been able to shift our product mix toward higher value-added grades, such as lightweight and ultra-lightweight coated groundwood. In addition, 60% of our net sales in 2007 were made pursuant to contracts we maintain with our customers. These contracts help enable us to plan our production runs well in advance, thereby optimizing production over our integrated mill system, which reduces costs and increases overall efficiency. Our relationships with our key customers also allow us to maintain operating rates that are in excess of industry levels. For example, according to RISI, Inc., average operating rates for coated paper producers were 97% in 2007, while our operating rates were 99% in the same period.

Well-invested, low-cost manufacturing facilities. We believe our coated paper mills are among the most efficient and lowest cost coated paper mills in the world based on the cash cost of delivery to Chicago. We attribute our manufacturing efficiency, in part, to the significant historical investments made in our mills. From 1985 to 2006, our former parent, International Paper, invested over $1.7 billion in growth capital expenditures for new machines, rebuilds, productivity enhancements and capacity expansions. In addition to these expenditures, over $800 million was invested by International Paper for maintenance and repairs to this equipment, as well as for certain environmental, health and safety projects. International Paper also improved the cost position of our system by closing over 500,000 tons of higher cost coated paper capacity. As a result, we are the owners of well-invested, low-cost production assets. Further, most of our paper production is at mills with integrated pulp production and energy co-generation facilities, which reduces our exposure to price volatility for energy and purchased pulp, two of our largest cost inputs. As we sell approximately the same amount of pulp as we purchase across our integrated production system, we are generally insulated from fluctuations in earnings caused by changes in pulp prices.

In addition, we have meaningfully reduced our costs by consolidating operations and focusing on operational efficiency. For example, through R-GAP, our continuous process improvement program, we have implemented focused programs to optimize raw materials sourcing and usage, reduce repair costs and control overhead to generate ongoing sustainable cost savings. We will continue to utilize the proprietary R-GAP process and other management tools to drive further cost reductions and operating improvements in our mill system.

Efficient, integrated supply chain with unique service solutions. Coated paper customers have become increasingly focused on supply chain efficiency, cost reduction and lead time minimization. Our Internet-based ordering platforms simplify ordering, tracking and invoicing, and are part of our strategy to continually reduce the cost to serve our customer base. In addition, we operate Nextier Solutions, an Internet- based system designed for collaborative production planning, procurement and inventory management processes throughout the supply chain. Our customers use our systems to maximize supply chain efficiencies, improve communication and reduce operating costs. We believe this provides us with a competitive advantage by enabling us to run our operations more cost-effectively through better planning of manufacturing runs and tracking of costs and inventory. We also believe the strategic location of our mills and distribution centers near major end-use markets, such as New York and Chicago, affords us the ability to more quickly and cost-effectively deliver our products to those markets. This close proximity to our customers provides for enhanced customer service and allows us to minimize our freight and delivery costs.

Experienced management team with proven track record. We believe our senior management team is a valuable asset to our business. This team has introduced industry-leading cost saving and efficiency programs and has lead the successful transition of our business from International Paper. In November 2006, Michael A. Jackson joined our business as President and Chief Executive Officer from Weyerhaeuser Company, where he most recently served as Senior Vice President in charge of the Cellulose Fibers, White Papers, Newsprint and Liquid Packaging Board businesses. Our senior management team averages approximately 20 years experience in the paper and forest products industry.

Our Business Strategy

Increase revenues. One of our key objectives is to profitably grow sales. We believe we can achieve this goal through the following strategies:

•

Capitalize on favorable trends in our industry. The coated paper industry is currently benefiting from favorable supply and demand trends and high operating rates, which have resulted in rising sales prices. We are currently implementing several price increases with an announced total increase of $245 per ton on our coated groundwood grades and $190 per ton on most of our coated freesheet grades. We expect to grow our revenues and operating profits as these price increases are realized during 2008. Based on our coated paper production capacity, a price increase of $50 per ton in average selling prices for coated paper, assuming volumes and costs remain constant, equates to $86 million in additional annual revenues and operating profits.

•

Leverage our leading market position. As a leader in the North American coated paper industry, we have strong industry insight and expertise, which we utilize to provide value-added services to our customers. We intend to further strengthen our leadership position by increasing our sales to both existing and new potential customers within the catalog and magazine segments, where, as industry leaders, we can offer an enhanced level of products and service. We believe that this competitive advantage will allow us to efficiently grow our business in line with or in excess of market volume and price growth.

•

Participate in ongoing coated paper industry consolidation. We believe that there may be opportunities to participate in the current trend of consolidation in the North American coated paper industry. We intend to evaluate and pursue acquisitions and strategic partnerships that we believe will increase our profitability, enhance economies of scale, and augment or diversify our existing customer base. Through strategic acquisitions and partnerships, we intend to continue to improve our absolute and relative cost position, supplement our organic growth prospects, and enhance stockholder value.

•

Focus on specialty and higher value-added products. In addition to participating in underlying market growth, we plan to grow revenues by focusing on specialty and high value-added products, which we expect to grow in excess of general market growth. As one of the three major North American-based producers of ultra-lightweight papers, we are positioned well with customers that want to lower postage and distribution expenses and thereby lower their total production costs. We expect the volumes and prices of ultra-lightweight papers to grow faster than the coated paper market in general, which provides us with an opportunity to leverage our production capabilities to garner additional revenues. In addition, we will continue to drive product performance improvements by taking advantage of technological advances and developing new products that meet the needs of our core catalog and magazine customers. We have a robust research and development effort that identifies, commercializes and capitalizes on new products and product innovations to generate additional sales opportunities.

Improve profitability. We intend to focus on productivity enhancements and on improving our cost platform through the following strategies:

•

Increase productivity. Since 2001, we have significantly reduced production costs and enhanced manufacturing efficiency at our mills. During this period, we reduced total headcount by approximately 20% while overall productivity increased by 15% as measured by production tons per day and by approximately 50% as measured by tons produced per day per employee. Combined with strategies to reduce raw material usage, repair costs and manufacturing overhead, these initiatives have significantly improved financial and operating results. Going forward, we intend to selectively pursue cost reduction and efficiency improvement initiatives based on their cost to achieve, likely success and anticipated payback period.

•

Improve operating performance. Through R-GAP, we have implemented focused programs to optimize raw materials sourcing and usage, reduce repair costs and control overhead. We believe these process improvements, combined with our ability to generate a substantial portion of our energy needs and produce low-cost pulp through our integrated pulp operations, will enhance our operating leverage, earnings and cash flow. We expect to continue to enhance and use our proprietary R-GAP process to identify more cost-saving opportunities, which will improve the profitability of our mill network.

Maximize cash flow. Since the acquisition of our business from International Paper, our senior management team has implemented a focused strategy to maximize our profitability and cash flow. With this enhanced management focus, we have managed our working capital, capital expenditures and operational expenditures efficiently to optimize cash flow.

As a result of the significant growth capital expenditures by our former parent, we believe that our capacity is sufficient to meet our current growth initiatives without significant additional spending and that future growth capital will be spent only upon the expectation of significant returns. Following 2008, our annual maintenance and environmental capital expenditures are expected to average approximately $40 million to $50 million per year for the next few years, which we believe will be sufficient to maintain our productivity and maximize cash flow.

We also expect to pay minimal cash income taxes over the next few years. We have significant net operating losses which we expect will be available to reduce future taxable income. In addition, we expect to continue to have high tax depreciation deductions over the next few years because of our recent capital expenditures and because the tax basis in a portion of our assets was stepped up when the business was purchased from International Paper. This tax depreciation should reduce future taxable profits from the business and minimize our cash income taxes.

In addition, when we purchased the business from International Paper, we either did not assume, or were indemnified for, substantially all of the legacy pension, post-retirement and legal, and certain of the environmental obligations and liabilities of the business.

We expect that our relatively low maintenance and environmental capital expenditures, improved working capital management, further cost reductions and minimal cash income taxes will enhance our ability to generate cash flow. We intend to use our cash flow to repay our debt and to reinvest in the growth of our business.

Products

We manufacture three main grades of paper: coated groundwood paper, coated freesheet paper and supercalendered paper. These paper grades are differentiated primarily by their respective brightness, weight, print quality, bulk, opacity and strength. We also produce Northern Bleached Hardwood Kraft, or “NBHK,” pulp. The following table sets forth our principal products by 2007 combined tons sold and as a percentage of our 2007 combined net sales (tons in thousands, dollars in millions):

Product	Tons Sold		Net Sales
	tons	%	$	%
Coated groundwood paper	1,063	51	856	53
Coated freesheet paper	600	29	520	32
Supercalendered paper	105	5	68	4
Pulp	281	13	148	9
Other	47	2	37	2

Total	2,096	100	1,629	100

As a result of our scale and technological capabilities, we are able to offer our customers a broad product offering, from ultra-lightweight coated groundwood to heavyweight coated freesheet and supercalendered papers. Our customers have the opportunity to sole-source all of their coated paper needs from us while optimizing their choice of paper products. As our customers’ preferences change, they can switch paper grades to meet their desired balance between cost and performance attributes while maintaining their relationship with us. This “one-stop shop” marketing approach engenders customer loyalty and contributes to the efficiency of our sales organization.

We are also one of the largest rotogravure lightweight coated paper manufacturers in North America. Rotogravure printing is a technique for transferring ink onto coated papers, which typically results in a sharper image with truer colors and less ink trapping than in other printing processes but generally requires a smaller and higher-quality paper. Additionally, we are the only manufacturer in North America with the technological expertise to supply both rotogravure coated groundwood and coated freesheet. This provides us with a significant competitive advantage when selling to customers with long-run, mass publishing needs, as they generally prefer rotogravure products.

Coated groundwood paper. Coated groundwood paper includes a fiber component produced through a mechanical pulping process. The use of such fiber results in a bulkier and more opaque paper that is better suited for applications where lighter weights and/or higher stiffness are required, such as catalogs and magazines. In addition to mechanical pulp, coated groundwood paper typically includes a kraft pulp component to improve brightness and print quality.

Coated freesheet paper. Coated freesheet paper is made from bleached kraft pulp, which is produced using a chemical process to break apart wood fibers and dissolve impurities such as lignin. The use of kraft pulp results in a bright, heavier-weight paper with excellent print qualities, which is well-suited for high-end commercial applications and premium magazines. Coated freesheet contains primarily kraft pulp, with less than 10% mechanical pulp in its composition.

Supercalendered paper. Supercalendered paper consists of groundwood fibers and a very high filler content but does not receive a separate surface coating. Instead, the paper is passed through a supercalendering process in which alternating steel and filled rolls “iron” the paper, giving it a gloss and smoothness that makes it resemble coated paper. Supercalendered papers are primarily used for retail inserts, due to their relatively low price point.

Pulp. We produce and sell NBHK pulp. NBHK pulp is produced through the chemical kraft process using hardwoods. Hardwoods typically have shorter length fibers than softwoods and are used to smooth paper. Kraft describes pulp produced using a chemical process, whereby wood chips are combined with chemicals and steam to separate the wood fibers. The fibers are then washed and pressure screened to remove the chemicals and lignin which originally held the fibers together. Finally, the pulp is bleached to the necessary whiteness and brightness. Kraft pulp is used in applications where brighter and whiter paper is required.

Over our integrated mill system, the total volume of pulp purchased from third parties is approximately balanced by the amount of pulp that we sell to the market. This feature substantially insulates our business from exposure to fluctuations in the price of pulp.

Other products. We also offer recycled paper to help meet specific customer requirements. Additionally, we offer customized product solutions for strategic accounts by producing paper grades with customer-specified weight, brightness and pulp mix characteristics, providing customers with cost benefits and/or brand differentiation.

Manufacturing

We operate 11 paper machines at four mills located in Maine, Michigan and Minnesota. The mills have a combined annual production capacity of 1,726,000 tons of coated paper, 102,000 tons of supercalendered paper and 874,000 tons of kraft pulp, of which approximately 610,000 tons is consumed internally and the remainder is sold as market pulp. Our facilities are strategically located within close proximity to major publication printing customers. The facilities also benefit from convenient and cost-effective access to northern softwood fiber, which is required for the production of lightweight and ultra-lightweight coated papers. All mills and machines operate seven days a week on a twenty-four hours per day basis.

The following table sets forth the locations of our mills, the products that they produce, and other key operating information:

Mill Locations	Products	Paper Machines	Production Capacity*
Jay (Androscoggin), ME	lightweight coated groundwood	2	375,800
	lightweight coated freesheet	1	218,900
	pulp		422,500

Bucksport, ME	lightweight and ultra-lightweight coated groundwood and high bulk specialty coated groundwood	4	516,500

Quinnesec, MI	coated freesheet pulp	1	400,000 451,500

Sartell, MN	lightweight and ultra-lightweight coated groundwood supercalendered	1 2	214,800 102,000

*	We produce 874,000 tons of kraft pulp, of which approximately 610,000 tons are consumed internally and the remainder is sold as market pulp. This data does not include our production capacity for other pulp grades, the entirety of which is consumed internally in the production process for our coated paper.

We believe we have the lowest cost coated freesheet assets in North America and a highly competitive cost position in coated groundwood. From 1985 to 2006, International Paper invested over $1.7 billion in growth capital expenditures for new machines, product enhancements and capacity expansions. In addition, during this period over $800 million was spent for maintenance and repairs to this equipment as well as for certain environmental, health and safety projects. As a result of these expenditures, we believe that our capacity is sufficient to meet our current growth initiatives without significant additional spending.

The basic raw material of the papermaking process is wood pulp. The first stage of papermaking involves converting wood logs to pulp through either a mechanical or chemical process. Before logs can be processed into pulp, they are passed through a debarking drum to remove the bark. Once separated, the bark is burned as fuel in bark bailers. The wood logs are composed of small cellulose fibers which are bound together by a glue-like substance called lignin. The cellulose fibers are separated from each other through either a mechanical or a kraft pulping process.

After the pulping phase, the fiber furnish is run onto the forming fabric of the paper machine. On the forming fabric, the fibers become interlaced, forming a mat of paper, and much of the water is extracted. The paper web then goes through a pressing and drying process to extract the remaining water. After drying, the web receives a uniform layer of coating that makes the paper smooth and provides uniform ink absorption. After coating, the paper goes through a calendering process that provides a smooth finish by ironing the sheet between multiple soft nips that consist of alternating hard (steel) and soft (cotton or synthetic) rolls. At the dry end, the paper is wound onto spools to form a machine reel and then rewound and slit into smaller rolls on a winder. Finally, the paper is wrapped, labeled and shipped.

Catalog and magazine publishers with longer print runs tend to purchase paper in roll form for use in web printing, a process of printing from a reel of paper as opposed to individual sheets of paper, in order to minimize costs. In contrast, commercial printers typically buy large quantities of sheeted paper in order to satisfy the short-run printing requirements of their customers. We believe that producing sheeted paper is a less attractive product as it requires additional processing, bigger inventory stocks, a larger sales and marketing team and a different channel strategy. For this reason, we have pursued a deliberate strategy of configuring our manufacturing facilities to produce all web-based papers, which are shipped in roll form, and have developed relationships with third-party converters to address any sheeted paper needs of our key customers.

We utilize a manufacturing excellence program, named R-GAP, to ensure timely and accurate reporting, encourage faster operator involvement and provide an overall culture of continuous process improvement. We use multi-variable testing, lean manufacturing, center of excellence teams, source-of-loss initiatives and best practice sharing to constantly improve our manufacturing processes and products. Since 2001, three of our four facilities have participated in OSHA’s Voluntary Protection Program which recognizes outstanding safety programs and performance.

Raw Materials and Suppliers

Our key cost inputs in the papermaking process are wood fiber, market pulp, chemicals and energy.

Wood Fiber. We source our wood fiber from a broad group of timberland and sawmill owners located in our regions, as well from our fiber farm located near Alexandria, Minnesota.

Kraft Pulp. Overall, we produce 874,000 tons of kraft pulp, with 422,500 tons of pulp at the Androscoggin mill and 451,500 tons of pulp at the Quinnesec mill, of which approximately 610,000 tons are consumed internally. We supplement our internal production of kraft pulp with purchases from third parties. In 2007, these purchases were approximately 187,000 tons of pulp. We purchase the pulp requirements from a variety of suppliers and are not dependent on any single supplier to satisfy our pulp needs. We offset pulp purchases with open-market sales. Over our integrated mill system, the total volume of pulp purchased from third parties is approximately balanced by the amount of pulp that we sell to the market. This feature substantially insulates our business from exposure to fluctuations in the price of pulp.

Chemicals. Chemicals utilized in the manufacturing of coated papers include latex, starch, calcium carbonate, titanium dioxide and others. We purchase these chemicals from a variety of suppliers and are not dependent on any single supplier to satisfy our chemical needs.

Energy. We produce a large portion of our energy requirements, historically producing approximately 50% of our energy needs for our coated paper mills from sources such as waste wood and paper, hydroelectric facilities, chemicals from our pulping process, our own steam recovery boilers and internal energy cogeneration facilities. Our external energy purchases vary across each one of our mills and include fuel oil, natural gas, coal and electricity. While our internal energy production capacity and ability to switch between certain energy sources mitigates the volatility of our overall energy expenditures, we expect prices for energy to remain volatile for the foreseeable future and our overall costs to increase in a high energy cost environment. We also utilize derivatives contracts as part of our risk management strategy to manage risks associated with market fluctuations in energy prices.

Sales, Marketing and Distribution

We reach our end-users through several sales channels. These include selling directly to end-users and through brokers, merchants and printers. We sell and market products to approximately 100 customers which comprise 650 end-user accounts.

Sales to End-Users. In 2007, we sold approximately 43% of our manufacturing output directly to end-users, most of which are catalog and magazine publishers for our paper products. Customers for our pulp products are mostly other paper manufacturers. These customers are typically large, sophisticated buyers who have the scale, resources and expertise to procure paper directly from manufacturers.

Sales to Brokers and Merchants. Our largest indirect paper sales by volume are through brokers and merchants who resell the paper to end-users. In 2007, our total sales to brokers and merchants represented 48% of our total sales.

Brokers typically act as an intermediary between paper manufacturers and smaller end-users who do not have the scale or resources to cost effectively procure paper directly from manufacturers. The majority of sales to brokers are resold to catalog publishers. We work closely with brokers to achieve share targets in the catalog, magazine and insert end-user segments through collaborative selling.

Merchants are similar to brokers in that they act as an intermediary between the manufacturer and the end-user. However, merchants generally take physical delivery of the product and keep inventory on hand. Merchants tend to deal with smaller end-users that lack the scale to warrant direct delivery from the manufacturer. Coated freesheet comprises the majority of our sales to merchants. In most cases, because they are relatively small, the ultimate end-users of paper sold through merchants are generally regional or local catalog or magazine publishers. Our merchant customers include major paper distributors such as xpedx, a division of International Paper, and Unisource Worldwide, Inc., which are large organizations with a broad, diversified client base.

Sales to Printers. In 2007, our sales to printers represented 8% of our total sales. Nearly all of our sales were to the five largest publication printers in the United States. Printers also effectively act as an intermediary between manufacturers and end-users in that they directly source paper for printing/converting and then resell it to their customers as a finished product.

The majority of our paper products are delivered directly from our manufacturing facilities to the printer, regardless of the sales channel. In order to serve the grade No. 3 coated freesheet segment, we maintain a network of distribution centers located in the West, Midwest, South and Northeast close to our customer base to provide quick delivery. The majority of our pulp products are delivered to our customers’ paper mills.

Our sales force is organized around our sales channels. We maintain an active dialogue with all of our major customers and track product performance and demand across grades. We have a team of sales representatives and marketing professionals organized into three major sales groups that correspond with our sales channels: direct sales support; support to brokers and merchants; and printer support.

The majority of our products are sold via contracts that we maintain with our customers. Contracted sales are more prevalent for coated groundwood paper, as opposed to coated freesheet paper, which is more often sold without a contract. Our contracts generally specify the volumes to be sold to the customer over the contract term, as well as the pricing parameters for those sales. The large portion of contracted sales allows us to plan our production runs well in advance, optimizing production over our integrated mill system and thereby reducing costs and increasing overall efficiency.

Part of our strategy is to continually reduce the cost to serve our customer base through e-commerce initiatives which allow for simplified electronic ordering, tracking and invoicing. In 2007, approximately 28%, or 500,000 tons, of our total coated paper sales volume were placed through our online ordering platforms. Orders placed through our online ordering platforms accounted for $410 million, or 28%, of our total sales in 2007. We are focused on further developing our technology platform and e-commerce capabilities. To this end, we operate Nextier Solutions, an Internet-based system that has become an industry standard for collaborative production planning, procurement and inventory management process throughout the supply chain. Our customers and competitors use the system to maximize supply chain efficiencies, improve communication and reduce operating costs. Nextier Solutions enables subscribers to monitor their inventories and place orders. Participants pay us subscription and transaction fees for system usage. By leveraging our leadership position in e-commerce for coated papers distribution and management, we should realize a meaningful competitive advantage in our sales, marketing and distribution functions.

Customers

We serve the catalog, magazine, insert and commercial printing markets and have developed long-standing relationships with the premier North American catalog and magazine publishers. The length of our relationships with our top 10 customers averages more than 20 years, and no single customer accounted for more than 10% of our net sales in 2007. Our key customers include leading magazine publishers such as Condé Nast Publications, Inc., National Geographic Society and Time Inc.; leading catalog producers such as Avon Products, Inc., and Sears Holding Corporation; leading commercial printers such as Quad/Graphics, Inc., and RR Donnelley & Sons Company; and leading paper merchants and brokers such as A.T. Clayton & Co., Inc., Unisource Worldwide, Inc., the xpedx and Bulkley Dunton business units of International Paper, and Clifford Paper, Inc. See “Risk Factors—We depend on a small number of customers for a significant portion of our business.” Although we gain and lose customers from time to time in the normal course of our business operations, we are unaware of any of our long-standing customer relationships being negatively affected by our transition from being a division of International Paper.

Our net sales, excluding pulp sales, by end-user segment for the year ended December 31, 2007, are illustrated below:

Net Sales by End-User Segment

Research and Development

The primary function of our research and development efforts is to work with customers in developing and modifying products to accommodate their evolving needs and to identify cost saving opportunities within our operations.

Examples of our research and development efforts implemented over the past several years include:

•	high-bulk offset and rotogravure coated groundwood;

•	lightweight grade No. 4 coated groundwood;

•	ultra-lightweight grade No. 5 coated groundwood; and

•	rotogravure coated freesheet.

Intellectual Property

We have several patents and patent applications in the United States and various foreign countries. These patents and patent applications generally relate to various paper manufacturing methods and equipment which may become commercially viable in the future. In addition, we have filed trademark applications for “Verso” and “Verso Paper” and, in connection with the Acquisition, acquired several trademarks relating to our products, including Influence®, Velocity®, Liberty®, Advocate® and Trilogy®. In addition to the intellectual property that we own, a significant portion of intellectual property used in our business is licensed on a perpetual, royalty-free, non-exclusive basis from International Paper.

Although, in the aggregate, our patents, trademarks, copyrights, and the intellectual property licensed from International Paper are material to our business, financial condition and results of operations, we believe that the loss of any one or any related group of intellectual property rights would not have a material adverse effect on our business, financial condition or results of operations.

Competition

Our business is highly competitive. A significant number of North American competitors produce coated and supercalendered papers, and several overseas manufacturers, principally from Europe, export to North America. We compete based on a number of factors, including:

•	price;

•	product availability;

•	the quality of our products;

•	our breadth of product offerings;

•	our ability to maintain plant efficiencies and high operating rates and thus lower our average;

•	manufacturing costs per ton;

•	customer service and our ability to distribute our products on time; and

•	the availability and/or cost of wood fiber, market pulp, chemicals, energy and other raw materials and labor.

Foreign competition in North America is also affected by the exchange rate of the U.S. dollar relative to other currencies, especially the euro, market prices in North America and other markets, worldwide supply and demand, and the cost of ocean-going freight.

While our product offering is broad in terms of grades produced (from supercalendered and ultra-lightweight coated groundwood offerings to heavier-weight coated freesheet products), we are focused on producing coated groundwood and coated freesheet in roll form. This strategy is driven by our alignment with catalog and magazine end-users which tend to purchase paper in roll form for use in long runs of web printing in order to minimize costs. Our principal competitors include NewPage Corporation, Bowater Incorporated, UPM-Kymmene Corporation and Sappi Limited, all of which have North American assets. UPM and Sappi are headquartered overseas and also have overseas manufacturing facilities. See “Risk Factors—The markets in which we operate are highly competitive.”

Employees

As of December 31, 2007, we had approximately 2,900 employees, of whom approximately 35% are unionized and 77% are hourly employees. Employees at two of our four mills are represented by labor unions under a total of four collective bargaining agreements. In 2007, we completed successful labor negotiations for three agreements that were up for renewal during the year. These new agreements will expire in 2011.

We have not experienced any work stoppages during the past several years. We believe that we have good relations with our employees.

Properties

Our corporate headquarters are located in Memphis, Tennessee. We operate 11 paper machines at four mills located in Maine, Michigan and Minnesota. We own our principal manufacturing facilities. We also own five hydroelectric dams, four of which provide hydroelectric power to our Androscoggin mill and the fifth of which services our Sartell mill. In addition, we own 16 and lease 4 woodyards for the purpose of storage and loading of forest products and lease a number of sales offices.

Our headquarters and material facilities as of December 31, 2007, are shown in the following table:

Location	Use	Owned/Leased
Memphis, TN	corporate headquarters	leased
Jay (Androscoggin), ME	paper mill/kraft pulp	owned
Bucksport, ME	paper mill	owned
Quinnesec, MI	paper mill/kraft pulp	owned
Sartell, MN	paper mill	owned
West Chester, OH	sales, distribution and customer service	leased

Environmental and Other Governmental Regulations

We are subject to federal, state and local environmental, health and safety laws and regulations, including the Federal Water Pollution Control Act of 1972, or “Clean Water Act,” the Federal Clean Air Act, the Federal Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or “CERCLA,” the Federal Occupational Health and Safety Act and analogous state and local laws. Our operations are also subject to two regional regimes designed to address climate change, the Regional Greenhouse Gas Initiative and Midwestern Greenhouse Gas Reduction Accord, and may in the future be subject to additional federal, state, local or supranational legislation related to climate change. Among our activities subject to environmental regulation are the emissions of air pollutants, discharges of wastewater and stormwater, operation of dams, storage, treatment and disposal of materials and waste, and remediation of soil, surface water and ground water contamination. Many environmental laws and regulations provide for substantial fines or penalties and criminal sanctions for any failure to comply. In addition, failure to comply with these laws and regulations could result in the interruption of our operations and, in some cases, facility shutdowns.

Certain of these environmental laws, such as CERCLA and analogous state laws, provide for strict, and under certain circumstances, joint and several liability for investigation and remediation of the release of hazardous substances into the environment, including soil and groundwater. These laws may apply to properties presently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes attributable to an entity or its predecessors were disposed. Under these environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of at real property, may be held liable for the cost to investigate or clean up such real property and for related damages to natural resources. We handle and dispose of wastes arising from our mill operations, including disposal at on-site landfills. We are required to maintain financial assurance for the expected cost of landfill closure and post-closure care. We may be subject to liability, including liability for investigation and cleanup costs, if contamination is discovered at one of our current or former sites or another location where we have disposed of, or arranged for the disposal of, wastes. We could be subject to potentially significant liabilities under, or fines or penalties for any failure to comply with, any environmental law or regulation. See “Risk Factors—Risks Related to Our Business—We are subject to various environmental, health and safety laws and regulations that could impose substantial costs or other liabilities upon us and may adversely affect our operating performance and financial condition.”

Compliance with environmental laws and regulations is a significant factor in our business. We have made, and will continue to make, significant expenditures to comply with these requirements. We anticipate that environmental compliance will continue to require increased capital expenditures over time as environmental laws or regulations, or interpretations thereof, change, new environmental laws and regulations are promulgated or the nature of our operations require us to make significant additional capital expenditures. A significant portion of anticipated environmental capital expenditures in 2008 will be spent in connection with emission control technology and wastewater effluent controls required to comply with the Federal Clean Air Act and Clean Water Act, including the so-called “Cluster Rule” regulations promulgated by the Environmental Protection Agency in 1998. In addition, our mills will incur increased operating expenses associated with compliance with the Cluster Rule regulations and the operation of the required control equipment and may incur additional operating expenses to comply with climate change legislation, including by purchasing emissions allowances in regional cap and trade schemes. We incurred environmental capital expenditures of $10.3 million in 2006 and $3.4 million in 2007, and we expect to incur additional environmental capital expenditures of $5.8 million in 2008.

We anticipate that the new wastewater discharge limits recently imposed at our Androscoggin mill will necessitate capital expenditures for additional wastewater controls and related improvements as well as increased operational and maintenance costs at the mill. See “Business—Legal Proceedings” for a description of this matter. We are in the process of identifying and evaluating a series of capital projects that allow us to continue complying with the new discharge limits while preserving our normal operating conditions at the mill. International Paper has agreed contractually to indemnify us, subject to certain limitations, for 50% of our capital expenditures, as well as 50% of our operational and maintenance costs, required to be incurred for the purpose of complying with the new discharge limits, but we cannot assure you International Paper will ultimately perform under its indemnity obligations. Based on the information that we have now, we do not believe that any capital expenditures and increased operational and maintenance costs that may result from the new discharge limits will have a material impact on our results of operations or cash flows. However, any unexpected costs or operational changes that result from complying with the new discharge limits, including as a result of unanticipated operational downtime, may have an adverse effect on our results of operations or cash flows.

Permits are required for the operation of our mills and related facilities. The permits are subject to renewal, modification and revocation. We and others have the right to challenge our permit conditions through administrative and legal appeals and review processes. Governmental authorities have the power to enforce compliance with the permits, and violators are subject to civil and criminal penalties, including fines, injunctions or both. Other parties also may have the right to pursue legal actions to enforce compliance with the permits.

Legal Proceedings

We are involved from time to time in legal proceedings incidental to the conduct of our business. Although the amount of liability that may result from these proceedings cannot be ascertained, we believe that, in the aggregate, they will not result in liabilities that are material to our business, financial condition, results of operations, or cash flows.

In 2005, the Maine Department of Environmental Protection issued a wastewater discharge permit to International Paper for the Androscoggin mill. Shortly thereafter, International Paper, a local public utility company and several environmental interest groups challenged the terms of the permit in an administrative review proceeding before the Maine Board of Environmental Protection, or “BEP.” The review of the Androscoggin mill’s permit was consolidated with reviews of other parties’ permits affecting water quality in the portion of the Androscoggin River downstream from our mill. In February 2008, the BEP issued a final order that imposed more stringent limits on the wastewater discharges from the Androscoggin mill. See “Business—Environmental and Other Governmental Regulations” for a discussion of the spending impact of this matter.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors upon consummation of this offering. The executive officers and directors of all of our operating subsidiaries and their principal responsibilities are substantially the same.

Name	Age	Position(s)
Michael A. Jackson	59	President, Chief Executive Officer and Director
Robert P. Mundy	46	Senior Vice President and Chief Financial Officer
Lyle J. Fellows	52	Senior Vice President of Manufacturing
Michael A. Weinhold	43	Senior Vice President of Sales and Marketing
Benjamin Hinchman, IV	60	Vice President and Chief Information Officer
Peter H. Kesser	50	Vice President, General Counsel and Secretary
Craig J. Liska	51	Vice President of Sustainability
Ricardo Moncada	54	Vice President of Human Resources
Michael E. Ducey	59	Director
Joshua J. Harris	43	Director
Scott M. Kleinman	35	Director
David W. Oskin	65	Director
L.H. Puckett, Jr.	59	Director
Jordan C. Zaken	33	Director
David B. Sambur	28	Director

Michael A. Jackson. Mr. Jackson was named our President and Chief Executive Officer and a member of our Board of Directors in November 2006. He succeeded L.H. Puckett, Jr., who retired as President and Chief Executive Officer but remains one of our directors. Before joining us, Mr. Jackson worked at Weyerhaeuser Company from 1977 to 2006. During a 29-year career with Weyerhaeuser, he served as Senior Vice President responsible for the Cellulose Fibers, White Papers, Newsprint and Liquid Packaging Board businesses from 2004 to 2006, Vice President of the Fine Papers business from 2002 to 2004, Vice President of the Business Papers business from 2000 to 2002, Vice President of the Recycling business from 1998 to 2000, Vice President of Human Resources and Quality for the Container Board Packaging business from 1993 to 1997, and General Manager of the Tri-Wall business and other packaging plants from 1990 to 1993. On behalf of Weyerhaeuser, Mr. Jackson also served from 2005 to 2006 as Chairman of the Board of North Pacific Paper Corporation (NORPAC), a joint venture with Japan’s Nippon Paper Industries which produces newsprint and uncoated groundwood paper.

Robert P. Mundy. Mr. Mundy has been our Senior Vice President and Chief Financial Officer since August 2006. He has 25 years of finance and accounting experience in the paper industry. Mr. Mundy joined us from International Paper where he worked from 1983 to 2006. At International Paper, he served as Director of Finance of our business from 2002 to 2006, Director of Finance Projects from 2001 to 2002, Controller of Masonite Corporation from 1999 to 2001, Controller of the Petroleum and Minerals business from 1996 to 1999, and in other business functions including company-wide SAP implementation, corporate internal audit, and manufacturing and operational finance at three pulp and paper mills.

Lyle J. Fellows. Mr. Fellows has been our Senior Vice President of Manufacturing since August 2006. He has 27 years of manufacturing experience in the paper industry. Before joining us, Mr. Fellows worked for International Paper from 1981 to 2006, where he served as Vice President of Manufacturing for our business from 2003 to 2006, Manager of the pulp and paper mill in Courtland, Alabama, from 2001 to 2003, Manager of the pulp and paper mill in Saillat, France, from 2000 to 2001, Manufacturing Director of the Arizona Chemical business in Europe from 1998 to 1999, Technical Director of the White Papers business in Europe from 1994 to 1997, and in various manufacturing positions at the pulp and paper mill in Pine Bluffs, Arkansas, from 1981 to 1994.

Michael A. Weinhold. Mr. Weinhold has been our Senior Vice President of Sales and Marketing since August 2006. With 21 years of sales, marketing and manufacturing experience in the paper industry, he is responsible for our sales, marketing, supply chain, customer technical service, e-commerce, product development and Nextier Solutions functions. Mr. Weinhold previously worked in various sales, marketing and management positions in our business at International Paper from 2000 to 2006 and at Champion International Corporation from 1994 to its acquisition by International Paper in 2000. His most recent positions in our business at International Paper were as Business Manager from 2004 to 2006, Business Manager of Sales and Marketing from 2003 to 2004, and Director of Marketing and Product Development from 2001 to 2003.

Benjamin Hinchman, IV. Mr. Hinchman has been our Vice President and Chief Information Officer since August 2006. He has 38 years of experience in the information technology field, during which he has implemented and managed information systems supporting manufacturing, quality control, research and development, sales, order fulfillment, distribution, warehousing, finance and e-commerce. Before joining us, Mr. Hinchman worked at International Paper from 1999 to 2006, where he served as Director of Information Technology of our business in 2006, Director of Information Technology of the xpedx business from 2002 to 2006, and Director of Strategic Technologies from 2000 to 2001. Mr. Hinchman worked for Union Camp Corporation as Director of Information Services for the Fine Papers division from 1995 to its acquisition by International Paper in 1999. He previously worked in various other businesses, holding positions of increasing responsibility in information technology.

Peter H. Kesser. Mr. Kesser has been our Vice President, General Counsel and Secretary since December 2006. During a legal career of almost 25 years, he has concentrated his practice in the areas of corporate, securities, mergers and acquisitions, and commercial law while working for major law firms and public companies. Mr. Kesser was a shareholder with Baker Donelson Bearman Caldwell & Berkowitz PC from 1999 to 2006. He was Vice President, Associate General Counsel and Assistant Secretary of Promus Hotel Corporation, a leading lodging company, from 1998 to 1999. Mr. Kesser was Vice President, General Counsel and Secretary of Arcadian Corporation, a leading nitrogen chemical producer, from 1993 to 1997. He was an attorney with Bracewell & Patterson LLP from 1983 to 1992. Mr. Kesser is the former Chairman of the Business Law section of the Tennessee Bar Association.

Craig J. Liska. Mr. Liska has been our Vice President of Sustainability since October 2006. He is responsible for integrating our sustainability principles of balancing environmental, social and economic values into decisions affecting all aspects of our business as well as for managing our environmental, health and safety functions. Mr. Liska previously worked at Motorola, Inc., from 1990 to 2006 in various environmental positions of increasing responsibility, most recently serving as Corporate Director of International Environment, Health and Safety from 2000 to 2006. Prior to entering the private sector, he was an environmental regulator with the United States Environmental Protection Agency from 1985 to 1989 and with the Illinois Environmental Protection Agency from 1980 to 1985.

Ricardo Moncada. Mr. Moncada has been our Vice President of Human Resources since October 2006. He also served briefly as a human resources consultant for us from June to September 2006 under a transitional arrangement with International Paper. Mr. Moncada has 29 years of experience in the human resources field. He joined us from International Paper where he worked from 1991 to 2006. At International Paper, Mr. Moncada was Vice President of Human Resources of the xpedx business from 2001 to 2006, Director of Human Resources of the Beverage Packaging business from 1997 to 2000, and Vice President of Human Resources of Propal, a joint venture between International Paper and W.R. Grace Co., from 1991 to 1997. He previously worked in human resources with Weyerhaeuser Company from 1986 to 1991 and with Norton Company from 1978 to 1986.

Michael E. Ducey. Mr. Ducey has been one of our directors since March 2007. He was President and Chief Executive Officer and a director of Compass Minerals International, Inc., a producer of salt and specialty fertilizers, from 2002 to 2006, and he remains a consultant to Compass Minerals. Mr. Ducey previously worked for Borden Chemical, Inc., a diversified chemical company, from 1972 to 2002. During his 30-year career with

Borden Chemical, he held various management, sales, marketing, planning and commercial development positions, most recently serving as President and Chief Executive Officer from 1999 to 2002 and Executive Vice President and Chief Operating Officer from 1997 to 1999. Mr. Ducey also is a director of UAP Holding Corp., the parent of United Agri Products, Inc.

Joshua J. Harris. Mr. Harris has been one of our directors since August 2006. He is President and a Founding Partner of Apollo Management, L.P., which was started in 1990. Mr. Harris was a member of the Mergers and Acquisitions Department of Drexel Burnham Lambert Incorporated. He also is a director of AP Alternative Assets, L.P., Apollo Global Management LLC, Berry Plastics Group, Inc., CEVA International, Inc., Hexion Specialty Chemicals, Inc., Metals USA Holdings Corp., Momentive Performance Materials Inc., and Noranda Aluminum Holding Corporation.

Scott M. Kleinman. Mr. Kleinman has been one of our directors since August 2006. He is a Partner at Apollo Management, L.P., where he has worked since 1996. Mr. Kleinman was employed by Smith Barney Inc. in its Investment Banking division from 1994 to 1995. He also is a director of Hexion Specialty Chemicals, Inc., Momentive Performance Materials Inc., Realogy Corporation and Noranda Aluminum Holding Corporation.

David W. Oskin. Mr. Oskin has been one of our directors since January 2007. He has been President of Four Winds Ventures, LLC, a private investment company, since 2005. Mr. Oskin worked for 29 years in the paper and forest products industries in various management, distribution, sales and marketing, quality management, human resources and other positions. He spent most of his career with International Paper, where he worked initially from 1975 to 1991 and then again as an Executive Vice President from 1996 to 2003. Between his stints with International Paper, Mr. Oskin was Managing Director and Chief Executive Officer of Carter Holt Harvey Limited, a New Zealand based forest products company. Mr. Oskin also is a director of Pacific Millennium Corporation, Samling Global Limited, and Big Earth Publishing LLC, and he serves as Chairman of the Board of Trustees of Widener University.

L. H. Puckett, Jr. Mr. Puckett has been one of our directors since August 2006. He also was our President and Chief Executive Officer from August 2006 to his retirement in November 2006. Mr. Puckett worked in the paper industry for 32 years in various sales, marketing and management capacities. Before joining us, he worked at International Paper from 1999 to 2006, where he served as Senior Vice President responsible for our business from 2000 to 2006 and Vice President responsible for the Commercial Printing and Imaging Papers businesses from 1999 to 2000. Mr. Puckett worked at Union Camp Corporation from 1974 to its acquisition by International Paper in 1999, where he most recently served from 1998 to 1999 as Senior Vice President responsible for the Fine Papers division, which included the uncoated freesheet, pulp and bleached paperboard businesses.

Jordan C. Zaken. Mr. Zaken has been one of our directors since August 2006. He is a Partner at Apollo Management, L.P., where he has worked since 1999. Mr. Zaken was employed by Goldman, Sachs & Co. in its Mergers and Acquisitions Department from 1997 to 1999. He also is a director of Hexion Specialty Chemicals, Inc.

David B. Sambur. Mr. Sambur has been one of our directors since February 2008. He is a principal at Apollo Management, L.P., where he has worked since 2004. Mr. Sambur was a member of the Leveraged Finance Group of Salomon Smith Barney Inc. from 2002 to 2004. Mr Sambur graduated summa cum laude and Phi Beta Kappa from Emory University with a BA in economics.

Committees of our board of directors

Upon consummation of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a corporate governance and nominating committee, each operating under charters that have been adopted by our board of directors. Following the consummation of this offering, we will be a “controlled” company pursuant to the rules of the New York Stock Exchange. As a result, we are not required to have a majority of independent directors on our board of directors or have compensation and nominating/corporate governance committees comprised of independent directors. We are required, however, to have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering and of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our audit committee. Thereafter, we are required to have an audit committee comprised entirely of independent directors.

Audit Committee

Upon consummation of this offering, the audit committee will consist of Messrs. Ducey, Kleinman and Sambur (of whom Mr. Ducey has been deemed independent pursuant to Rule 10A-3 of the Exchange Act by our board of directors and Mr. Ducey will be nominated as chair of the audit committee). The duties and responsibilities of the audit committee include recommending the appointment or termination of the engagement of independent accountants, overseeing the independent auditor relationship and reviewing significant accounting policies and controls. We intend to appoint additional independent directors to our audit committee to replace Messrs. Kleinman and Sambur as soon as possible following the consummation of this offering. One additional independent director will be appointed to our audit committee no later than 90 days, and a second independent director will be appointed to our audit committee no later than one year, after the consummation of this offering. As least one of these additional independent directors appointed after this offering will satisfy the New York Stock Exchange standard of possessing accounting or related financial management expertise and qualify as an independent audit committee financial expert under the Exchange Act. The charter of the audit committee will be available on our web site at www.versopaper.com.

Compensation Committee

Following the completion of this offering, the compensation committee will consist of Messrs. Kleinman, Sambur and Zaken. The duties and responsibilities of the compensation committee include reviewing and approving the compensation of officers and directors, except that the compensation of officers serving on any committee is determined by our board of directors. The compensation of all officers other than our chief executive officer, Michael A. Jackson, is approved by our board of directors based on recommendations by Mr. Jackson and the compensation committee. Mr. Jackson’s compensation is determined by our board of directors upon the recommendation of the compensation committee. The charter of our compensation committee will be available on our web site at www.versopaper.com.

Corporate Governance and Nominating Committee

Following the completion of this offering, we intend to form a corporate governance and nominating committee. We expect the duties of the corporate governance and nominating committee to include identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; identifying best practices and recommending corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance; and developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us. We expect other specific duties of the corporate governance and nominating committee to include annually assessing the size and composition of our board of directors; developing membership qualifications for our board committees; monitoring compliance with board and board committee membership criteria; annually reviewing and recommending directors for continued service; coordinating and assisting management and our board in recruiting new members to our board of directors; reviewing governance-related stockholder proposals and recommending board responses; and overseeing the evaluation of our board of directors and management. The charter of our corporate governance and nominating committee will be available on our web site at www.versopaper.com.

Apollo controls a majority of our common stock and, therefore, has the power to control our affairs and policies. Apollo also controls the election of our directors and the appointment of our management.

Board structure and compensation

Our board of directors is currently comprised of eight directors. Upon consummation of this offering, our board of directors will be divided into three classes, each of whose members will serve for staggered three-year terms. Messrs. Puckett and Harris will serve in the class of directors whose terms will expire at our 2009 annual stockholders meeting; Messrs. Jackson, Oskin and Zaken will serve in the class of directors whose terms will expire at our 2010 annual stockholders meeting; and Messrs. Ducey, Kleinman and Sambur will serve in the class of directors whose terms will expire at our 2011 annual stockholders meeting. Because only one-third of our directors are elected at each annual meeting, two annual stockholders meetings could be required for the stockholders to change a majority of the board.

Our directors are reimbursed for their out-of-pocket expenses. The directors who are not also our employees also receive compensation for their service on our board of directors. Upon consummation of this offering, each of our non-employee directors will receive an annual retainer fee of $40,000. These directors will receive a fee of $2,000 for each board meeting attended ($1,000 if telephonic). These directors will also receive a fee of $1,000 per committee meeting attended ($500 if telephonic).

Compensation committee interlocks and insider participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Code of ethics

In connection with this offering, our board of directors will adopt a code of ethics that applies to all of our directors, officers and employees, including our chief executive officer and chief financial officer. The code addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on insider information and reporting of violations to the code. Upon adoption, a copy of our code of ethics will be posted on our web site at www.versopaper.com.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Executive Compensation

Our philosophy is that executive compensation should be competitive in the marketplace in which we compete for executive talent, but structured to emphasize incentive-based compensation and determined by the achievement of both company and individual performance objectives. In principle, we believe that:

•	annual base salaries should be competitive with the marketplace average;

•

the combination of variable annual compensation and long-term incentive compensation should stress the achievement of short-term and long-term performance objectives and should provide the opportunity to earn more than the marketplace average for performance that exceeds targeted levels;

•	long-term incentive compensation opportunities should be targeted at levels that exceed those of our peer group companies; and

•

equity ownership by the members of our executive management team should be encouraged in order to align the short-term and long-term interests of our executive officers with those of the holders of our equity interests.

We periodically review our compensation practices with reference to wage surveys conducted by compensation consulting firms. This data is integral to our decisions regarding appropriate levels of executive compensation, but we do not benchmark any component of our executive compensation against a specific group of companies or set compensation levels at a designated percentile of peer group compensation. Instead, survey data is used as a general cross-reference to verify that our compensation is at a compensation level that will allow us to attract, retain and motivate members of our management team. For our decisions with respect to 2007 executive compensation, we utilized compensation data and analysis in the 2006 Forest Products Industry Compensation Association Survey conducted by the Stanton Group (the “2006 FPICA Survey”), the 2007 Forest Products Industry Compensation Association Survey conducted by the Stanton Group (the “2007 FPICA Survey” and, together with the 2006 FPICA Survey, the “FPICA Surveys”) and a customized compensation study by Valere Consulting LLC (the “Valere Report”). We reviewed 2006 FPICA data in conjunction with 2007 FPICA data in order to determine trendlines in peer group compensation. Our peer group is comprised of the forest paper industry companies that participated in the 2007 FPICA Survey and the companies studied for the Valere Report, which, in addition to the companies participating in the 2006 FPICA Survey, included manufacturing and paper industry companies similar in size to us that participated in online surveys and published surveys and a large sample of private equity portfolio companies. The list set forth below includes peer group members that are listed by name in the 2007 FPICA Survey and the Valere Report, but does not include the many manufacturing and paper industry companies that participated in online surveys and published studies that were not specified by name in aggregate survey data.

Accellent Inc.	AMH Holdings Inc.	Appleton
Appleton Coated	Avago Technologies	Blue Ridge Paper Products, Inc.
Boise Cascade, LLC	Bowater, Inc.	Buckeye Technologies, Inc.
Caraustar	Deltic Timber Corporation	EXCO Resources Inc.
Fraser Papers, Inc.	Glatfelter	Graphic Packaging International, Inc.
Green Diamond Resource Company	Hancock Forest Management, Inc.	International Paper
Jazz Pharmaceuticals Inc.	Language Line	LIN TV Corp
Longview Fibre Paper & Packaging, Inc.	Lousiana-Pacific Corporation	MeadWestvaco
Menasha Packaging	Myllykoski North America	NewPage Corporation
Pacific Lumber Company	Packaging Corporation of America	Plum Creek Timber Company, Inc.
Pope & Talbot, Inc.	Port Townsend Paper Corporation	Potlatch Corporation
Primedia Inc.	Rayonier	Regency Energy Partners
Rock-Tenn Company	Rockwood Holdings	Roseburg Forest Products Company
Safety Products Holdings	Sappi Fine Paper North America	Sealy Corp.
SierraPine	Simpson Investment Company	Smurfit-Stone Container Company

Sonoco Products Company	SP Newsprint Company	Stora Enso
Swanson Group, Inc.	Temple Inland	Timber Products Company
UPM-Kymmene, Inc.	Viasystems, Inc.	West Fraser, Inc.
West Linn Paper Company	Westervelt Company	Weyerhaeuser Company

Elements of Executive Compensation

Our compensation program for executives consists of the following key elements: annual base salary, a performance-based annual bonus and long-term equity-based awards, as well as certain perquisites and other benefits, including employer contributions to tax-qualified and non-qualified defined contribution retirement plans.

We believe that this approach best serves our interests and the holders of our equity interests. It enables us to meet the requirements of the highly competitive environment in which we operate while ensuring that our executive officers are compensated in a way that advances both the short-term and long-term interests of the holders of our equity interests. The variable annual bonus permits individual performance to be recognized and is based, in significant part, on an evaluation of the contribution made by the executive to our overall performance. Long-term equity-based awards relate a significant portion of long-term remuneration directly to appreciation in the value of our equity interests. This type of compensation is intended to align the interests of management with those of the holders of our equity interests, and further serves to promote an executive’s continued service to the organization.

Base Salary

We determine base salaries for our executive officers based on each executive’s position level, taking into account the market salary range for our peer group of companies determined by reference to aggregate survey data. Base salaries are intended to be competitive with the market average. It is our philosophy that total compensation should be weighted less towards fixed compensation and more towards variable performance-based compensation. We intend to continue this shift in total compensation from fixed compensation towards variable compensation opportunities that stress performance.

Annual Bonus

Under our management incentive plan (the “Verso Incentive Plan” or “VIP”), our executive officers have an annual incentive (bonus) opportunity with awards based on the achievement of specified performance goals. For purposes of the 2007 management incentive plan, specific targets were established with respect to a combination of four core measures for 2007 performance, upon which a specified percentage of the overall bonus pool was based, as follows: (i) 2007 earnings before interest, taxes, depreciation and amortization, adjusted for expenses such as start-up costs and/or financial accounting changes, if any (“Adjusted EBITDA”) (60% of the overall bonus pool, with threshold, target, above target and maximum performance levels of $200 million, $220 million, $230 million and $260 million, respectively), (ii) average month-end working capital improvement (“Working Capital”) (20% of the overall bonus pool, with threshold, target and maximum performance levels of $60 million, $54 million and $46 million, respectively), (iii) reduction of realizable gap (“R-GAP Reduction”) (10% of the overall bonus pool, with threshold, target and maximum performance levels of $31 million, $37 million and $50 million, respectively), and (iv) margin quality improvement (10% of the overall bonus pool, with threshold, target and maximum performance levels of $8 million, $10 million and $12 million, respectively). Each of the performance targets for the four performance measures was established with reference to our historical performance, with adjustments based on expected changes during the current year. With respect to 2007, our actual performance, based on the performance of our operating subsidiary, Verso Paper Holdings LLC, with respect to our performance targets was as follows: (a) Adjusted EBITDA, $182 million; (b) Working Capital, $74 million; (c) R-GAP Reductions, $58 million; and (d) margin quality improvement, negative $62 million.

Individual VIP awards are paid from a bonus pool that is funded based on our achievement of these annual performance goals. If we had achieved maximum performance levels for 2007, with respect to each of the four core performance measures, the maximum amount of the bonus pool would have been $7.0 million. The percentage of the maximum bonus pool that is payable is subject to upward or downward adjustment by the compensation committee based on extraordinary or other unanticipated events and conditions. Once the amount of the bonus pool is determined, we distribute individual VIP awards, within the limits of the pool, based on our evaluation of individual, departmental and functional contributions to our achievement of the performance goals. For 2007, our actual results with respect to the four performance measures corresponded to a funding level of approximately 20% of the maximum bonus pool (0% based on Adjusted EBITDA performance; 0% based on Working Capital performance; 20% based on R-GAP Reduction performance; and 0% based on margin quality improvement performance). Based solely upon 2007 financial performance, as measured against the specified performance measures, the VIP bonus plan would have called for funding the VIP bonus pool at 20% of the maximum bonus pool amount. However, the compensation committee of our board of directors determined that management’s performance during 2007 merited a special one-time increase to 40% of the maximum pool. In particular, the compensation committee believed that an extraordinary non-recurring adjustment was appropriate in light of the special circumstances in 2007: (a) the performance measures in 2007 were not entirely indicative of the true potential of the Company because the Company was still transitioning from operating as a subsidiary of International Paper to an independent operating company and (b) management’s successful efforts to limit increases in unit costs of sales despite increasing raw material and commodity costs and management’s success in increasing sales volume despite a slight decline in average market prices. Since the compensation committee does not expect to make similar adjustments in future VIP bonus pools, we do not believe that it is likely that such adjustments will recur in the future.

Unit Investment and Award Program

We have established a long-term equity-based compensation program pursuant to which our executive officers have made an investment in non-voting capital interests (“Class A Units”) in our parent, Verso Paper Management LP. The Class A Units purchased by the executives are intended to be substantially economically equivalent to the securities acquired by Apollo in connection with the Acquisition.

In connection with their investment in the Class A Units, our executive officers are entitled to receive awards in the form of non-voting profit interests (“Class B Units” and “Class C Units”) in our parent, Verso Paper Management LP, which entitle the executives to share in future profits of the business. The Class B Units, which are intended to be substantially economically equivalent to stock options that vest based on the passage of time, generally vest in five equal annual installments, subject to continuous employment through each applicable vesting date. The Class C Units, which are intended to be substantially economically equivalent to stock options that vest based on the achievement of performance criteria, will generally vest only upon the achievement of a specified internal rate of return.

Our parent has also awarded Class D Units, which are intended to be substantially economically equivalent to stock options that are fully vested as of the date of grant, to our non-employee directors under the Limited Partnership Agreement of Verso Paper Management LP (the “LP Agreement”). For more information on the Class D Units, see “Executive Compensation—Director Compensation.”

All executive officers investing in Class A Units and receiving awards of Class B Units and Class C Units are required to execute the LP Agreement and become limited partners thereunder. Under the LP Agreement, the Units purchased or held by the executives are generally subject to transfer restrictions, tag-along rights, drag-along rights, repurchase rights and piggy-back registration rights.

Simultaneously with this offering, the LP Agreement will be amended (as amended, the “Amended LP Agreement”) such that each holder of Class A Units, Class B Units, Class C Units and Class D Units (including the executives holding any such units) will be assigned a unit for each share of our common stock that would have been distributed under the LP Agreement if Verso Paper Management LP had distributed all shares of our common stock held by it in kind, valued at the offering price, in a hypothetical liquidation on the date of this offering. Under the Amended LP Agreement, all future distributions and allocations will be made pro rata in accordance with each holder’s percentage ownership interest (provided, however, that all Units corresponding to the former Class B Units will remain subject to the same time-vesting requirements that applied to such former Class B Units). Under the terms of the Amended LP Agreement, each holder will have the right, subject to certain conditions as described below, to require that Verso Paper Management LP effect an exchange of his Units for shares of our common stock held by Verso Paper Management LP, in accordance with the following procedures. After the date on which the Units were purchased or vest, as the case may be, each holder may opt to exercise his exchange right with respect to all or a portion of such holder’s Units; provided, however, that the exchange right of any holder of Units who is a management limited partner may not be exercised until the expiration of any applicable lock-up period (which will be at least one year after the date of this offering) and will be subject to certain conditions relating to the termination of his or her employment. Upon proper exercise of any holder’s exchange right, Verso Paper Management LP will be required to effect the exchange by delivering shares of our common stock held by it to such holder in an amount equal to the number of Units being exchanged, calculated on a one-to-one basis. The ability of each executive to exercise the exchange right with respect to any Units that he holds will be subject to transfer restrictions and repurchase rights set forth in the Amended LP Agreement. The tag-along, drag-along and registration rights set forth in the existing LP Agreement will terminate immediately upon the consummation of this offering.

On February 16, 2007, Michael A. Jackson, our chief executive officer, purchased 8,000 Class A Units. In connection with such purchase, Mr. Jackson was awarded 6,666 Class B Units and 13,333 Class C Units. Mr. Jackson was our only named executive officer who received equity awards in 2007.

Analysis

The base salary amounts paid to the named executive officers were approximately at the midpoint salary range of the market average for our peer group companies as determined by reference to the 2007 FPICA Survey, which may be adjusted to reflect an individual named executive officer’s position and experience. For 2007, we confirmed that each named executive officer’s base salary was well within the trendlines for minimum and maximum salary parameters reported by our peer group in the FPICA Surveys, and we determined that each named executive officer’s base salary was within approximately 25% of the applicable midpoint salary reported in the 2007 FPICA Survey. Our internal base salary compensation structure is developed by creating pay scales that range from 75% to 125% of the market midpoint. The base salary amount for each named executive officer constituted approximately 59% to 72% of the total compensation for each such named executive officer. This range of percentages reflects our intention to provide for a meaningful portion of each named executive officer’s compensation to be performance based. The addition of the 2008 Incentive Award Plan and the Senior Executive Bonus Plan (as described below) further demonstrates our intention to continue this shift in total compensation from fixed compensation towards variable compensation opportunities that emphasize and reward performance.

The VIP awards focus on short-term retention and incentive goals. For 2007, the VIP performance goals included a combination of financial targets (e.g., Adjusted EBITDA and Working Capital) and goals relating to core strategic initiatives (e.g., R-GAP Reduction and margin quality improvement). Also, the position and duties of a named executive officer and the relative market average as determined by reference to aggregate survey data for such position was factored into the value of the 2007 VIP award to each such named executive officer.

The awards of Class B Units and Class C Units focus on long-term retention and incentive goals. In 2006, each named executive officer was assigned to an award tier and awarded Class B and Class C Units according to the estimated value of such named executive officer’s opportunity and expected ability to affect results. In 2007, the only award of Class B and Class C Units were made to Mr. Jackson on February 16, 2007. The total amount of the Class B and Class C Units awarded Mr. Jackson in November 2006 and February 2007 represent the estimated value of Mr. Jackson as Chief Executive Officer and his expected ability to affect our results.

The fair value of the Class D Units granted to directors and restricted Class B Units granted to management was approximately $0.3 million in 2007 and $1.4 million in 2006. Equity award expense of $0.6 million was recognized for the year ended December 31, 2007, while $0.4 million was recognized in the five months ended December 31, 2006. The remaining compensation expense will be recognized over the vesting period with the offsetting credit to paid-in-capital.

The fair values were computed in accordance with FAS 123R. Assumptions applied under the Black-Scholes option pricing model are as follows: expected term of five years, volatility rate of 36.65% based on industry historical volatility rate, no expected dividends and average risk free rate of 4.7% in 2007 and 4.1% in 2006.

2008 Incentive Award Plan

Prior to the completion of this offering, we intend to adopt the 2008 Incentive Award Plan. The principal purpose of the 2008 Incentive Award Plan will be to promote the success and enhance the value of our company by linking the personal interests of selected employees, consultants and directors to those of our stockholders and by providing such individuals with an incentive for outstanding performance. The 2008 Incentive Award Plan is further intended to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards.

The 2008 Incentive Award Plan will provide for a variety of such awards, including non-qualified stock options, or “NSOs,” incentive stock options, or “ISOs” (within the meaning of Section 422 of the Internal Revenue Code, or the “Code”), stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards and other stock-based awards. We will reserve 4,250,000 shares of common stock for issuance under the 2008 Incentive Award Plan. The maximum number of shares that may be subject to awards granted under the 2008 Incentive Award Plan to any individual in any calendar year will be 2,125,000 and the maximum amount that may be paid in cash to any individual in any calendar year with respect to any performance-based awards will be $2,000,000; provided, that this limitation will not apply prior to the consummation of this offering, and following such consummation, this limitation will not apply until the earliest of: (a) the first material modification of the 2008 Incentive Award Plan (including any increase in the number of shares reserved for issuance under the 2008 Incentive Award Plan); (b) the issuance of all of the shares of common stock reserved for issuance under the 2008 Incentive Award Plan; (c) the expiration of the 2008 Incentive Award Plan; (d) the first meeting of stockholders at which members of the board are to be elected, which occurs after the close of the third calendar year following the calendar year in which any of our equity securities are registered under Section 12 of the Exchange Act; or (e) such other date required by Section 162(m) of the Code and the rules and regulations promulgated thereunder.

Administration. The 2008 Incentive Award Plan will be administered by our board of directors, unless and until the board delegates administration to the compensation committee or other applicable committee of the board. The compensation committee may delegate administration to one or more members of our board of directors. Our board of directors, or the compensation committee if so empowered, will have the power to interpret the 2008 Incentive Award Plan and to adopt such rules for the administration, interpretation and application of the 2008 Incentive Award Plan according to its terms. Our board of directors or the compensation committee shall determine the number of shares of common stock that will be subject to each award. Our compensation committee may take into account the recommendations of our senior management in determining the award recipients and the terms and conditions of such awards. Our board of directors may not delegate to the compensation committee or otherwise, the power to grant stock awards to our independent directors.

Grant of Awards. Certain employees, consultants and directors will be eligible to be granted awards under the 2008 Incentive Award Plan. Our board of directors, or the compensation committee if so empowered, will determine:

•	which employees, consultants and directors are to be granted awards;

•	the type of award that is granted;

•	the number of shares subject to the awards; and

•

the terms and conditions of such awards, consistent with the 2008 Incentive Award Plan. Our board of directors, or the compensation committee if so empowered, will have the discretion, subject to the limitations of the 2008 Incentive Award Plan and applicable laws, to grant ISOs, NSOs, stock bonuses and rights to acquire restricted stock (except that only our employees may be granted ISOs).

Limitation on ISO Treatment. Even if an option is designated as an ISO, no option will qualify as an ISO if the aggregate fair market value of the stock (as determined as of the date of grant) with respect to all of a holder’s ISOs exercisable for the first time during any calendar year under the 2008 Incentive Award Plan exceeds $100,000. Any option failing to qualify as an ISO will be deemed to be an NSO.

Stock Option Exercise Price. Our board of directors, or the compensation committee if so empowered, shall set the per share exercise price, subject to the following rules:

•	in the case of ISOs and NSOs, the per share option exercise price shall not be less than 100% of the fair market value of shares of our common stock on the grant date; and

•

for any persons owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of our capital stock or of any of our subsidiaries, the per share exercise price shall be not less than 110% of the fair market value of the shares of our common stock on the grant date. The fair market value of a share of our common stock as of a given date will be determined in good faith by our board of directors.

Expiration of Stock Options. The term of an option is set by our board of directors, or the compensation committee if so empowered, subject to the following conditions: (1) no option term shall be longer than ten years from the date of grant; and (2) the option term for an ISO granted to a person owning more than 10% of the total combined voting power of all classes of our capital stock shall not exceed five years from the date of grant. Upon termination of an outstanding option holder’s services with us, the holder may exercise his or her options within the period of time specified in the option grant, to the extent that the options were vested at the time of termination. Options granted under the 2008 Incentive Award Plan must be exercised within one year if the holder’s services are terminated due to death or disability, or by the date of expiration of the option as set forth in the option agreement, whichever is earlier.

Other Equity Awards. In addition to stock options, the compensation committee may also grant to certain employees, consultants and directors stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards or other stock-based awards, with such terms and conditions as our board of directors (or, if applicable, the compensation committee) may, subject to the terms of the 2008 Incentive Award Plan, establish. Under the 2008 Incentive Award Plan, performance-based stock awards are intended to comply with the requirements of Section 162(m) of the Code and its underlying regulations, in order to allow these awards, when payable, to be fully tax deductible by us.

Performance Bonus Awards. Under the 2008 Incentive Award Plan, the compensation committee has the authority in its discretion to make performance-based cash bonus payments to our designated employees, including our executive officers, with respect to a specified period (for example, a calendar year). Such bonuses are payable upon the attainment of pre-established performance goals. Such performance goals may relate to one or more corporate business criteria with respect to us or any of our subsidiaries, including but not limited to: net earnings (either before or after interest, taxes, depreciation and amortization), Adjusted EBITDA, economic value-added, sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders’ equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of our common stock, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The compensation committee will select the participants who are eligible to receive performance-based cash bonuses and the performance goals to be utilized with respect to the participants, establish the bonus formulas for of each participant’s annual bonus, and certify whether the performance goals have been met with respect to any given performance period.

Adjustments of Awards. In the event a stock dividend, stock split, combination, merger, consolidation, spin-off, recapitalization or other change in our capitalization affects our common stock in a manner that causes dilution or enlargement of benefits or potential benefits under the 2008 Incentive Award Plan, as determined by our board of directors, or the compensation committee, if so empowered, then our board of directors or the compensation committee shall equitably adjust:

•	the aggregate number of, and kind of, shares of our common stock subject to the 2008 Incentive Award Plan;

•	the number of, and kind of, shares of our common stock subject to the outstanding awards;

•	the price per share of our common stock upon exercise of outstanding options; and

•	the terms and conditions of any outstanding awards, including the financial or other performance targets specified in each option agreement for determining the exercisability of options.

Change in Control. In connection with any change in control (as defined in the 2008 Incentive Award Plan), except as may otherwise be provided in any applicable award or employment agreement and unless awards granted under the 2008 Incentive Award Plan are converted, assumed or replaced by a successor entity, the awards will automatically become fully vested and exercisable and all forfeiture restrictions with respect to such awards shall lapse prior to the consummation of the change in control. In addition, with respect to any awards, in connection with any change in control (or other unusual or nonrecurring transaction affecting us or our combined financial statements), our board of directors or the compensation committee, in its sole discretion, may: (i) provide for the termination of any award in exchange for an amount of cash, if any, equal to the amount that would have been payable upon the exercise of such award or realization of the participant’s rights as of the date of such change in control or other transaction; (ii) purchase any outstanding awards for a cash amount or replace outstanding awards with other rights or property; (iii) provide that after the occurrence of the transaction, the award cannot vest, be exercised or become payable; (iv) provide that only for a specified period of time after such transaction, an award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the 2008 Incentive Award Plan or the applicable award agreement; or (v) provide that each outstanding award shall be assumed or substituted for an equivalent award, right or property by any successor corporation. Any such action may be effectuated by the compensation committee either by the terms of the applicable option agreement or by action of the compensation committee taken prior to the change in control.

Amendment and Termination. Our board of directors, or the compensation committee if so empowered, is generally authorized to adopt, amend and rescind rules relating to the administration of the 2008 Incentive Award Plan, and our board of directors is authorized to amend, suspend and terminate the 2008 Incentive Award Plan. We have attempted to structure the 2008 Incentive Award Plan in a manner such that remuneration attributable to stock options and other awards will not be subject to the deduction limitation contained in Section 162(m) of the Code. However, we must generally obtain approval of our stockholders: (i) to increase the number of shares of our common stock that may be issued under the 2008 Incentive Award Plan; (ii) to extend the limit on the period during which options may be granted; or (iii) to the extent required by applicable law, rule or regulation (including any applicable NASD rule).

Senior Executive Bonus Plan

Prior to the completion of this offering, we intend to adopt the Senior Executive Bonus Plan. The Senior Executive Bonus Plan is intended to provide an incentive for superior work and to motivate covered key executives toward even greater achievement and business results, to tie their goals and interests to those of ours and our stockholders and to enable us to attract and retain highly qualified executives.

The Senior Executive Bonus Plan is a performance-based bonus plan under which our designated key executives, including our executive officers, are eligible to receive bonus payments with respect to a specified period (for example, our fiscal year). Bonuses are generally payable under the Senior Executive Bonus Plan upon the attainment of pre-established performance goals. Notwithstanding the foregoing, we may pay bonuses (including, without limitation, discretionary bonuses) to participants under the Senior Executive Bonus Plan based upon such other terms and conditions as the compensation committee may in its discretion determine.

Performance goals under the Senior Executive Bonus Plan may relate to one or more corporate business criteria with respect to us or any of our subsidiaries, including but not limited to: net income (loss) (either before or after interest, taxes, depreciation and/or amortization), Adjusted EBITDA, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, without limitation, operating cash flow and free cash flow), return on capital, return on assets (including, without limitation, return on net assets), return on stockholders’ equity, economic value added, stockholder returns, return on sales, gross or net profit margin, productivity, expenses, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share, price per share of equity securities, market share and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease, or as compared to results of a peer group.

The Senior Executive Bonus Plan is administered by the compensation committee. The compensation committee will select the participants in the Senior Executive Bonus Plan and the performance goals to be utilized with respect to the participants, establish the bonus formulas for each participant’s annual bonus, and certify whether any applicable performance goals have been met with respect to a given performance period. We may amend or terminate the Senior Executive Bonus Plan at any time in our sole discretion. Any amendments to the Senior Executive Bonus Plan will require stockholder approval only to the extent required by applicable law, rule or regulation.

Perquisites and Other Benefits

We provide financial counseling benefits for our named executive officers. For more information on perquisites, see “Executive Compensation—Summary Compensation Table.”

Our named executive officers are entitled to participate in and receive employer contributions to our 401(k) plan and salaried supplemental retirement plan. For more information on employer contributions to our tax-qualified defined contribution retirement plans, see “Executive Compensation—Summary Compensation Table.”

In 2007, we established a non-qualified deferred compensation plan that allows eligible participants, including our named executive officers, to defer portions of their annual base salary and annual bonus, as well as to receive employer matching contributions with respect to deferrals, that would exceed IRS limits under our 401(k) plan. We funded a rabbi trust in connection with the deferred compensation plan.

Our named executive officers are eligible to participate in the same benefit plans provided to our other salaried employees, including health and welfare plans.

EXECUTIVE COMPENSATION

The tables in this section of the prospectus provide information regarding the compensation that we paid and provided to our named executive officers and directors for 2007. The footnotes to these tables provide important information to explain the values presented in the tables and are an important part of our disclosures related to our executive officer and director compensation.

Summary Compensation Table

The following table sets forth information regarding compensation that we paid and provided to our named executive officers for 2007:

Name and Principal Position	Year	Salary		Option Awards(2)	Non-Equity Incentive Plan Compensation	All Other Compensation		Total
Michael A. Jackson President, Chief Executive Officer, and Director	2007	$408,333	(1)	$66,355	$166,240	$55,663	(3)	$696,591
Robert P. Mundy Senior Vice President and Chief Financial Officer	2007	$235,175		14,653	$67,430	$54,699	(4)	$371,957
Lyle J. Fellows Senior Vice President of Manufacturing	2007	$259,880		14,653	$78,060	$81,404	(5)	$433,997
Michael A. Weinhold Senior Vice President of Sales and Marketing	2007	$255,161		14,653	$67,430	$50,826	(6)	$388,070
Peter H. Kesser Vice President, General Counsel and Secretary	2007	$238,750		9,769	$59,930	$21,680	(7)	$330,129

(1)	In January 2008, Mr. Jackson’s annual base salary was increased from $400,000 to $450,000, with retroactive effect to November 1, 2007, as described below under “Employment Agreements — Michael A. Jackson.” Such retroactive base salary increase was provided in the form of a lump sum payment equal to the aggregate amount of base salary that would otherwise have been paid from November 2007 through January 2008, had such pay increase taken effect on November 1, 2007.
(2)	Represents 2007 FAS123R expense relating to Class B Units, without any reduction for risk of forfeiture.
(3)	Mr. Jackson received $11,853 in employer matching contributions to the 401(k) plan, $9,000 in employer contributions to the salaried supplemental retirement plan, $8,590 in deferred compensation, $2,947 for financial counseling and $23,273 in relocation reportable income.
(4)	Mr. Mundy received $11,718 in employer matching contributions to the 401(k) plan, $11,250 in employer contributions to the salaried supplemental retirement plan, $4,338 in deferred compensation, $4,614 for financial counseling and $22,779 for unused vacation.
(5)	Mr. Fellows received $8,963 in employer matching contributions to the 401(k) plan, $20,537 in employer contributions to the salaried supplemental retirement plan, $21,593 in deferred compensation, $5,000 for financial counseling, $25,289 for unused vacation and $22 as gift/awards.
(6)	Mr. Weinhold received $11,700 in employer matching contributions to the 401(k) plan, $11,250 in employer contributions to the salaried supplemental retirement plan, $5,079 in deferred compensation, $3,025 for 2007 financial counseling and $19,772 for unused vacation.
(7)	Mr. Kesser received $11,700 in employer matching contributions to the 401(k) plan, $9,000 in employer contributions to the salaried supplemental retirement plan and $980 in deferred compensation.

Grants of Plan-Based Awards

The following table sets forth information regarding awards of Class B Units and Class C Units granted to our named executive officers in 2007:

Name	Grant Date	All Other Awards: Number of Units (#)		Grant Date Fair Value of Awards ($)(3)
Michael A. Jackson	02/16/07	6,666	(1)	$266,641
	02/16/07	13,333	(2)	—

(1)	Award of Class B Units.
(2)	Award of Class C Units.
(3)	Represents grant date fair value of awards of Class B Units and Class C Units in accordance with FAS 123R.

Employment Agreements

Michael A. Jackson. Effective November 16, 2006, we entered into an employment agreement with Michael A. Jackson, pursuant to which Mr. Jackson will serve as our Chief Executive Officer for a three-year term, with automatic renewal for additional one-year periods unless either party gives notice of non-extension in accordance with the terms of the agreement.

Under Mr. Jackson’s employment agreement, he is entitled to receive an annual base salary of $400,000, subject to increase at the discretion of our Board of Directors. His salary was increased from $400,000 to $450,000 in January 2008 with retroactive effect to the first day of November 2007, the month during which he completed his first year of employment with us. Mr. Jackson also is entitled to receive an annual bonus with a target bonus equal to 100% of his then current annual base salary. In connection with Mr. Jackson’s relocation to Memphis, Tennessee, the employment agreement also provides for a lump sum payment of $10,000 and the reimbursement of certain relocation expenses incurred by Mr. Jackson. The employment agreement also provides for the grant to Mr. Jackson of a sign-on award, effective November 20, 2006, of 2,000 Class A Units, 1,667 Class B Units and 3,334 Class C Units. In addition to the foregoing award under his employment agreement, on February 16, 2007, Mr. Jackson purchased an additional 8,000 Class A Units and received additional grants of 6,666 Class B Units and 13,333 Class C Units—for a total of 10,000 Class A Units, 8,333 Class B Units and 16,667 Class C Units.

The employment agreement will terminate upon Mr. Jackson’s death and may be terminated by us upon the Disability of Mr. Jackson, by us for or without Cause, or by Mr. Jackson for or without Good Reason (as each capitalized term is defined in the agreement). Upon the termination of Mr. Jackson’s employment for any reason, he will be entitled to receive (1) any unpaid amount of his annual base salary through the date of termination, (2) any annual bonus that he earned for any year ended prior to the date of termination and that is unpaid as of such date, (3) any reimbursable expenses owed to him, (4) any accrued vacation pay owed to him, (5) any amount arising from his participation in our employee benefit plans and programs, (6) continued health insurance coverage for up to 24 months after the date of termination, (7) reimbursement for any group life insurance conversion costs, and (8) a contribution to our deferred compensation plan in respect of his lost retirement benefits during the 24-month period after the date of termination. If Mr. Jackson’s employment is terminated by us without Cause or by him for Good Reason, Mr. Jackson will be entitled to receive, in addition to the payments and benefits described in the preceding sentence, (1) his annual base salary for 18 months after the date of termination and (2) an amount equal to 1.5 multiplied by the amount, if any, of the annual bonus payable to him with respect to the year immediately preceding the year in which the date of termination occurs.

Under his employment agreement, Mr. Jackson is subject to non-disclosure and non-disparagement obligations in perpetuity, as well as certain non-competition and non-solicitation obligations during the term and the 18-month period following the termination of his employment for any reason.

Outstanding Equity Awards

The following table shows the outstanding awards of Class B Units and Class C Units held by our named executive officers as of December 31, 2007:

Name	Equity Incentive Plan Awards: Number of Units That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Units That Have Not Vested ($)(3)
Michael A. Jackson	6,667	(1)	—
	16,667	(2)	—
Robert P. Mundy	1,500	(1)	—
	3,750	(2)	—
Lyle J. Fellows	1,500	(1)	—
	3,750	(2)	—
Michael A. Weinhold	1,500	(1)	—
	3,750	(2)	—
Peter H. Kesser	1,167	(1)	—
	2,917	(2)	—

(1)	Awards of Class B Units, which vest in five annual installments of 20% each beginning on August 1, 2007.
(2)	Awards of Class C Units, which will vest only if certain performance targets are met.
(3)	The market or payout value of the unvested Class B Units and Class C Units is not determinable, because there is no public market for the Class B Units and Class C Units. The Class B Units and Class C Units represent profit interests in Verso Paper Management LP, which will have value only if the value of Verso Paper Management LP increases following the date on which the awards of such Class B Units and Class C Units are granted and only after the aggregate amount of capital contributions in respect of all Class A Units has been repaid to the holders of Class A Units.

Units Vested

The following table shows the number of Class B Units that vested for each of our named executive officers in 2007. No Class C Units vested in 2007.

Name	Equity Incentive Plan Awards
	Number of Units Acquired on Vesting (#)(1)	Value Realized on Vesting (2)
Michael A. Jackson	1,666	—
Robert P. Mundy	375	—
Lyle J. Fellows	375	—
Michael A. Weinhold	375	—
Peter H. Kesser	291	—

(1)	Awards of Class B Units, which vest in five annual installments of 20% each beginning on August 1, 2007.
(2)	The market value of vested Class B Units is not determinable, because there is no public market for the Class B units. The Class B Units represent profit interests in Verso Paper Management LP, which will have value only if the value of Verso Paper Management LP increases following the date on which the awards of such Class B Units are granted and only after the aggregate amount of capital contributions in respect of all Class A Units has been repaid to the holders of Class A Units.

Potential Payments Upon Termination of Employment or Change in Control

Employee Severance Plan. Under our employee severance plan, each of our named executive officers is eligible to receive a termination allowance in the event of a termination of employment due to certain events, including the executive’s job elimination, a facility closing, the executive’s disability, or the executive’s inability to perform the requisite duties of his position despite his reasonable efforts. The termination allowance is a lump-sum amount equal to the number of years or partial years of applicable service with us multiplied by the amount of two weeks of base salary. The termination allowance may not be less than the amount of four weeks of base salary. In addition, it is our practice to provide a pro rata amount of annual VIP bonus compensation that would have otherwise been paid to the executive officer if employment had continued through the end of the applicable calendar year.

Confidentiality and Non-Competition Agreements. Each of our named executive officers (with the exception of Mr. Jackson) is a party to a confidentiality and non-competition agreement, pursuant to which the executive is subject to non-competition obligations for 12 months following termination of employment. The confidentiality and non-competition agreement provides that if the executive is unable, despite diligent search, to obtain employment consistent with his experience and education, the executive may be entitled to a monthly severance benefit equal to his monthly base pay received in the month prior to the month in which such termination of employment occurs, payable for each month or partial month of unemployment during the 12-month non-competition period. The executive’s entitlement to this “pay for no play” monthly severance benefit is subject to our receipt and reasonable verification of the executive’s written notice of the efforts he has made to secure employment that does not conflict with his non-competition obligations. In addition, the executive is entitled to receive the annual bonus for the year preceding the executive’s termination (to the extent not previously paid), a prorated amount of the executive’s annual bonus for the year in which the executive’s termination occurred, continued health insurance coverage for up to 24 months after the date of termination, reimbursement for any group life insurance conversion costs, and a contribution to our deferred compensation plan in respect of the executive’s lost retirement benefits during the 24-month period after the date of termination.

Estimated Severance Payments. Assuming the termination of employment of all of our named executive officers as of December 31, 2007, under the circumstances described above, the executives would be entitled to the following severance payments under our employee severance plan and the applicable employment agreement (in the case of Mr. Jackson) or confidentiality and non-competition agreement (in the case of the other named executive officers):

Name	Employee Severance Plan	Applicable Agreement		Total(2)
Michael A. Jackson	—	$675,000	(1)	$675,000
Robert P. Mundy	$227,788	$236,900		$464,688
Lyle J. Fellows	$273,127	$263,011		$536,138
Michael A. Weinhold	$138,402	$257,032		$395,434
Peter H. Kesser	$18,462	$240,000		$258,462

(1)	This amount assumes an annual base salary of $450,000, which reflects the increase in Mr. Jackson’s annual base salary in January 2008 with retroactive effect to November 1, 2007 (as described above under “Employment Agreements — Michael A. Jackson”). This amount includes only the portion of Mr. Jackson’s severance payment equal to 1.5 times his annual base salary, as no annual bonus was payable in respect of the calendar year immediately preceding the assumed year of termination. To the extent that an annual bonus is payable to Mr. Jackson in respect of 2008 or later, his severance payment also would include an amount equal to 1.5 times the annual bonus payable with respect to the year immediately preceding the year in which any such termination of employment occurs.
(2)	Total does not include the value of unused vacation days or a prorated annual bonus under the VIP.

Class C Unit Awards. In the event of (i) the termination of employment of one of our named executive officers without “Cause” (as defined in the LP Agreement) on or following August 1, 2007, (ii) a “Change in Control” (as defined in the LP Agreement) occurs within six months following the date of such termination, and (iii) a specified internal rate of return is achieved at the time of such Change in Control, then the Class C Units held by such terminated executive officer will accelerate and vest in full as of the date of such Change in Control. None of our named executive officers receives any other incremental benefits due to a Change in Control, and in the event of a named executive officer’s termination of employment in connection with a Change in Control, the executive will be eligible to receive only the severance benefits described above.

Director Compensation

The following table provides a summary of compensation paid to our non-employee directors for 2007. The table shows the amounts earned by such persons for services rendered to us in all capacities in which they served.

Name	Fees Earned or Paid in Cash (1)	Option Awards		Total
Michael E. Ducey	$46,000	$79,038	(2)	$125,038
Joshua J. Harris	$56,000			$56,000
Scott M. Kleinman	$60,000			$60,000
David W. Oskin	$58,000			$58,000
L.H. Puckett, Jr.	$46,000			$46,000
Jordan C. Zaken	$60,000			$60,000

(1)	Represents fees paid in cash during 2007.
(2)	Represents 2007 FAS 123R expense relating to the grant to Mr. Ducey of an award of 2,000 Class D Units in 2007. The Class D Units are intended to be substantially economically equivalent to stock options that are fully vested as of the date of grant.

Compensation Committee Report

The Compensation Committee is currently composed of Scott M. Kleinman and Jordan C. Zaken. The members of the Compensation Committee have reviewed and discussed with management the Compensation Discussion and Analysis set forth above. Based on the foregoing review and discussion and such other matters the Compensation Committee deemed relevant and appropriate, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this prospectus.

PRINCIPAL AND SELLING STOCKHOLDERS

We are a wholly-owned, direct subsidiary of Verso Paper Management LP. Verso Paper Investments LP is the general partner of Verso Paper Management LP and controls all of the voting interests in Verso Paper Management LP. In connection with the Transactions, Apollo and International Paper made investments in Verso Paper Investments LP, and certain members of our senior management made investments in Verso Paper Management LP. Verso Paper Investments Management LLC, an affiliate of Apollo Global Management LLC, is the general partner of Verso Paper Investments LP and controls all of the voting interests in Verso Paper Investments LP. International Paper’s limited partner interest in Verso Paper Investments LP does not have any voting power, and International Paper does not hold any voting securities of Verso Paper Investments LP. Through its control of Verso Paper Investments LP, Apollo controls, and after this offering will continue to control us.

The following table sets forth sets forth information regarding the beneficial ownership of our shares of common stock before and after the consummation of this offering that are held by:

•	each person who is known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to the shares beneficially owned by them. Verso Paper Management LP, an affiliate of Apollo Global Management LLC and our principal stockholder following the consummation of this offering, will sell up to 2,812,500 shares of our common stock in this offering in the event the underwriters exercise their right to purchase additional shares.

For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, pursuant to which a person or group of persons is deemed to have beneficial ownership of any shares of common stock that such person or group has the right to acquire within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days after the date of this prospectus are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Owner	Beneficial ownership prior to this offering		Beneficial ownership after this offering assuming no exercise of option to purchase additional shares		Beneficial ownership assuming full exercise of option to purchase additional shares
	Number	Percent	Number	Percent	Number	Percent
Apollo(1)	38,046,647	100%	38,046,647	67.0%	35,234,147	62.0%
Michael A. Jackson(2)(3)	—	—	338,077	*	338,077	*
Robert P. Mundy(2)(4)	—	—	76,067	*	76,067	*
Lyle J. Fellows(2)(5)	—	—	76,067	*	76,067	*
Michael A. Weinhold(2)(6)	—	—	76,067	*	76,067	*
Peter H. Kesser(2)(7)	—	—	63,876	*	63,876	*
Michael E. Ducey(2)(8)	—	—	23,179	*	23,179	*
David W. Oskin(2)(9)	—	—	23,179	*	23,179	*
L.H. Puckett, Jr.(2)(10)	—	—	157,942	*	157,942	*
Joshua J. Harris(11)(12)	38,046,647	100%	38,046,647	67.0%	35,234,147	62.0%
Scott M. Kleinman(11)(13)	38,046,647	100%	38,046,647	67.0%	35,234,147	62.0%
Jordan C. Zaken(11)(14)	38,046,647	100%	38,046,647	67.0%	35,234,147	62.0%
David B. Sambur(15)	—	—	23,179	*	23,179	*
All directors and officers as a group	38,046,647	100%	38,046,647	67.0%	35,234,147	62.0%

*	Signifies less than 1%.
(1)	All of our outstanding shares of common stock are currently owned by Verso Paper Management LP. Verso Paper Investments LP is the general partner of Verso Paper Management LP, and Verso Paper Investments Management LLC is the general partner of Verso Paper Investments LP. CMP Apollo LLC is the sole and managing member of Verso Paper Investments Management LLC, Apollo Management VI, L.P. (“Management VI”) is the sole and managing member of CMP Apollo LLC, AIF VI Management, LLC (“AIF VI LLC”) is the general partner of Management VI, Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VI LLC, and Apollo Management GP, LLC (“Apollo Management GP”) is the general partner of Apollo Management. Leon Black, Joshua Harris and Marc Rowan are the principal executive officers and directors of Apollo Management GP. Each of Verso Paper Investments LP, Verso Paper Investments Management LLC, CMP Apollo LLC, Management VI, AIF VI LLC, Apollo Management, Apollo Management GP and Messrs. Black, Harris and Rowan disclaims beneficial ownership of the shares owned by Verso Paper Management LP, except to the extent of any pecuniary interest therein. The address of Messrs. Black, Harris and Rowan, and of each of Verso Paper Management LP, Verso Paper Investments LP, Verso Paper Investments Management LLC, CMP Apollo LLC, Management VI, AIF VI LLC, Apollo Management and Apollo Management GP is c/o Apollo Management VI, L.P., 9 West 57th Street, New York, NY 10019.

(2)	The address of Messrs. Jackson, Mundy, Fellows, Weinhold, Kesser, Ducey, Oskin and Puckett is c/o Verso Paper Corp., 6775 Lenox Court, Suite 400, Memphis, Tennessee 38115-4436. Each of Messrs. Jackson, Mundy, Fellows, Weinhold and Kesser hold non-voting limited partner interests in Verso Paper Management LP.

(3)	Includes 338,077 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A Units as well as Class B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(4)	Includes 76,067 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A Units as well as Class B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(5)	Includes 76,067 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A Units as well as Class B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(6)	Includes 76,067 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A Units as well as Class B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(7)	Includes 63,876 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A Units as well as Class B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(8)	Includes 23,179 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(9)	Includes 23,179 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(10)	Includes 157,942 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A Units as well as Class B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(11)

Includes 38,046,647 shares of common stock beneficially owned by Verso Paper Management LP, an affiliate of Apollo Global Management LLC, as to which each of Messrs. Harris, Kleinman and Zaken, each of whom are partners of Apollo Management, expressly disclaim beneficial ownership, except to the extent of any pecuniary interest. The shares of common stock beneficially owned by Apollo are held directly by Verso Paper Management LP. The address of Messrs. Harris, Kleinman and Zaken is c/o Apollo Management VI, L.P., 9 West 57th Street, New York, New York 10019.

(12)	Includes 23,179 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(13)	Includes 23,179 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(14)	Includes 23,179 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(15)	Includes 23,179 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter. The address of Mr. Sambur is c/o Apollo Management VI, L.P., 9 West 57th Street, New York, New York 10019.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following discussion reflects our relationships and related party transactions as of and since the effective date of the Transactions and does not reflect relationships prior to that time.

Management Agreement

Upon completion of the Acquisition, Apollo entered into a management agreement with our indirect parent, Verso Paper Investments LP, and our subsidiary, Verso Paper Holdings LLC, relating to the provision of certain financial and strategic advisory services and consulting services. The agreement expires on August 1, 2018. Under the agreement, upon our written request, Apollo has agreed to advise us with respect to matters that relate to proposed financial transactions, acquisitions and other significant business matters. We pay Apollo an annual fee for its consulting and advising services in an amount equal to the greater of $2.5 million and 1.25% of our Adjusted EBITDA, as defined in the indentures governing our outstanding notes. In addition, at any time prior to the expiration of the management agreement, Apollo has an exclusive right to act, subject to certain exceptions, in return for additional fees to be mutually agreed by the parties to the management agreement, as our financial advisor or investment banker for any merger, acquisition, disposition, financing or the like if we decide we need to engage someone to fill such role. In the event we are not able to come to an agreement with Apollo in connection with such role, at the closing of any merger, acquisition, disposition or financing or any similar transaction, we have agreed to pay Apollo a fee equal to 1% of the aggregate enterprise value (including the aggregate value of (x) equity securities, warrants, rights and options acquired or retained, (y) indebtedness acquired, assumed or refinanced and (z) any other consideration or compensation paid in connection with such transaction). Since August 1, 2006, we have paid fees to Apollo totaling $5.3 million, which includes the fee we paid Apollo for its advisory services in connection with the Acquisition.

We agreed to indemnify Apollo and their directors, officers and representatives for losses relating to the services contemplated by the management agreement and the engagement of affiliates of Apollo pursuant to, and the performance by them of the services contemplated by, the management agreement.

Pursuant to the terms of the management agreement, upon consummation of this offering, Apollo will terminate the annual fee arrangement for its consulting and advisory services in exchange for the present value of all future annual fee payments. The amount of this payment to Apollo is equal to $23.1 million and will be paid with the net proceeds from this offering. Notwithstanding this payment, the management agreement will continue to be in effect and Apollo will continue to be entitled to receive fees for financial advisory or investment banking services Apollo may provide to us according to the terms described in the preceding paragraph (including the 1% fee described above in the event we are not able to come to an agreement with Apollo in connection with any such role).

Transition Arrangements

Upon completion of the Acquisition, we entered into a transition services agreement with International Paper whereby International Paper provided us with certain services specified in the agreement that are necessary for us to run as a stand-alone business. Among the transitional services provided by International Paper or its designated third-party providers were technical services, application support and maintenance, financial services, telecommunications services, payroll, health and welfare benefits administration, real estate support and research and development support services. The transition services agreement provided for terms generally ranging from six to twelve months following the consummation of the Acquisition. The transition services agreement has expired, and we no longer receive any transitional services from International Paper.

Supply Agreement

Upon completion of the Acquisition, we entered into an agreement with International Paper’s beverage packaging business pursuant to which we arranged for the sale of coated groundwood paper produced from one of its paper machines at its Pine Bluff, Arkansas, mill for a selling commission of 3%. This agreement required that we sell 100% of the output of coated paper from this mill until the end of 2006 at then prevailing market prices. This agreement has expired.

Management Limited Partnership Agreement

In connection with the Acquisition, our direct parent, Verso Paper Management LP, Apollo and certain members of management who invested in Verso Paper Management LP entered into the LP Agreement. Each of our executive officers is a party to the LP Agreement. The LP Agreement provides for customary restrictions on transfer, put and call rights, tag-along rights, drag-along rights and registration rights which apply to their limited partner interests in Verso Paper Management LP. The LP Agreement also contains customary non-solicitation and non-competition covenants applicable to management for one year following the termination of employment. Verso Paper Investments LP, our indirect parent, also entered into an agreement with International Paper granting similar rights described above.

Simultaneously with this offering, the LP Agreement will be amended such that each holder of Class A Units, Class B Units, Class C Units and Class D Units (including the executives holding any such units) will be assigned a unit for each share of our common stock that would have been distributed under the LP Agreement if Verso Paper Management LP had distributed all shares of our common stock held by it in kind, valued at the offering price, in a hypothetical liquidation on the date of this offering. Under the Amended LP Agreement, all future distributions and allocations will be made pro rata in accordance with each holder’s percentage ownership interest (provided, however, that all Units corresponding to the former Class B Units will remain subject to the same time-vesting requirements that applied to such former Class B Units). Under the terms of the Amended LP Agreement, each holder will have the right, subject to certain conditions as described below, to require that Verso Paper Management LP effect an exchange of his Units for shares of our common stock held by Verso Paper Management LP, in accordance with the following procedures. After the date on which the Units were purchased or vest, as the case may be, each holder may opt to exercise his exchange right with respect to all or a portion of such holder’s Units; provided, however, that the exchange right of any holder of Units who is a management limited partner may not be exercised until the expiration of any applicable lock-up period (which will be at least one year after the date of this offering) and will be subject to certain conditions relating to the termination of his or her employment. Upon proper exercise of any holder’s exchange right, Verso Paper Management LP will be required to effect the exchange by delivering shares of our common stock held by it to such holder in an amount equal to the number of Units being exchanged, calculated on a one-to-one basis. The ability of each executive to exercise the exchange right with respect to any Units that he holds will be subject to transfer restrictions and repurchase rights set forth in the Amended LP Agreement. The tag-along, drag-along and registration rights set forth in the existing LP Agreement will terminate immediately upon the consummation of this offering.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as each will be in effect as of the consummation of the Merger. We refer you to our amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement relating to this offering.

Upon completion of this offering, there will be 56,796,647 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Pursuant to our amended and restated certificate of incorporation, we will be authorized to issue up to 250,000,000 shares of common stock, $0.01 par value per share. Holders of common stock will be entitled to one vote for each share held on all matters submitted to a vote of stockholders and will not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us hereby will be, when issued and paid for, fully paid and nonassessable. If we issue any preferred stock, the rights, preferences and privileges of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of our preferred stock. See “—Preferred Stock.”

Preferred Stock

Pursuant to the terms of our amended and restated certificate of incorporation, we will be authorized to issue up to 20,000,000 shares of preferred stock, $0.01 par value per share. Our board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue such shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by our board of directors.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. The existence of the authorized but undesignated preferred stock may have a depressive effect on the market price of our common stock.

Registration Rights Agreement

Pursuant to the registration rights agreement, which we will enter into upon consummation of this offering, we have agreed to register shares of our common stock owned by Verso Paper Investments LP, the individual limited partners of Verso Paper Management LP and their permitted transferees under the following circumstances:

•

Demand Rights. At any time upon the written request from Verso Paper Investments LP, we will register shares of our common stock specified in such request for resale under an appropriate registration statement filed and declared effective by the SEC. We may defer a demand registration by up to 90 days if our board of directors determines it would be materially detrimental to us to file a registration statement.

•

Piggyback Rights. If at any time we file a registration statement for the purposes of making a public offering of our common stock, or register outstanding shares of our common stock for resale on behalf of any holder of our common stock, Verso Paper Investments LP, the individual limited partners of Verso Paper Management LP and their permitted transferees may elect to include in such registration statement any shares of common stock such person holds. The managing underwriter in the contemplated offering may exclude all or a part of the shares according to market factors pursuant to an order of priority set forth in the agreement.

Certain Corporate Anti-Takeover Provisions

Our amended and restated certificate of incorporation and bylaws will contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential “anti-takeover” effect in that such provisions may delay, defer or prevent a change of control of the Company. These provisions include:

Preferred Stock

Our board of directors has authority to issue series of preferred stock with such voting rights and other powers as the board of directors may determine, as described above.

Classified Board

Our board of directors will be classified into three classes. Each director will serve a three year term and will stand for re-election once every three years.

Removal of Directors, Vacancies

Our stockholders will be able to remove directors only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote in the election of directors. Vacancies on our board of directors may be filled only by a majority of our board of directors.

No Cumulative Voting

Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulative votes in the election of directors. Cumulative voting rights would have been available to the holders of our common stock if our amended and restated certificate of incorporation had not negated cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders

Our amended and restated certificate of incorporation will not permit stockholder action without a meeting by consent except for the unanimous consent of all holders of our common stock. They also will provide that special meetings of our stockholders may be called only by our board of directors or the chairman of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting.

Delaware Takeover Statute

Our amended and restated articles of incorporation provides that we are not governed by Section 203 of the General Corporation Law of Delaware which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Registrar and Transfer Company.

Exchange Listing

We have applied for listing of our common stock on the New York Stock Exchange under the symbol “VRS.”

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the closing of this offering, we will have outstanding an aggregate of approximately 56,796,647 shares of common stock. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which are summarized below.

Rule 144

The availability of Rule 144 will vary depending on whether restricted shares are held by an affiliate or a non-affiliate. Under Rule 144 as in effect on the date of this prospectus, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which will equal 567,966 shares immediately after this offering; and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

However, the six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

Rule 701

Under Rule 701, common stock acquired upon the exercise of certain currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144, and (2) by affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register our shares of common stock that are issuable pursuant to our 2008 Incentive Award Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Registration Rights

Upon consummation of this offering, we will enter into a registration rights agreement with Verso Paper Investments LP and the individual limited partners of Verso Paper Management LP. Pursuant to the registration rights agreement, Verso Paper Investments LP, subject to certain limitations, will have the right to demand that we register its shares of our common stock in a public offering, and Verso Paper Investments LP and the other individual limited partners of Verso Paper Management LP, subject to certain limitations, will also have piggy-back registration rights through which they can require us to include their shares in any registered offering of common stock that we make.

Lock-Up Agreements

We, our officers, directors and certain of our existing security holders have agreed with the underwriters not to sell, dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Credit Suisse Securities (USA) LLC.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event. See “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of certain material United States federal income tax consequences relating to the purchase, ownership and disposition of our common stock by a non-United States holder, but is not a complete analysis of all the potential tax consequences relating thereto. This discussion does not constitute tax advice. For the purposes of this discussion, a non-United States holder is any beneficial owner of our common stock that for United States federal income tax purposes is not a “United States person,” and that holds our common stock as a capital asset for U.S. federal income tax purposes (generally, property held for investment). For purposes of this discussion, the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their own tax advisors.

This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special circumstances. Former citizens or residents of the United States, insurance companies, tax-exempt organizations, partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities, banks or other financial institutions, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid United States federal income tax and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion.

This discussion does not assume any aspects of United States federal estate or gift taxation. In addition, this discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service, or the IRS, with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court. Accordingly, each non-United States holder should consult its own tax advisors regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of our common stock.

Dividends

Distributions on our common stock generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

Amounts treated as dividends paid to a non-United States holder generally will be subject to withholding of United States federal income tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-United States holder must generally provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder (and, if a treaty applies, attributable to the non-United States holder’s U.S. permanent establishment) are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. However, such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to United States persons, net of allowable deductions and credits. In addition to the graduated tax, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-United States holder may obtain a refund of any excess amounts withheld if an appropriate claim for refund is filed timely with the IRS. If a non-United States holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on disposition of common stock

A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a United States trade or business of the non-United States holder and, if a tax treaty applies, is attributable to a United States permanent establishment maintained by such non-United States holder;

•

the non-United States holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or other disposition occurs and other conditions are met; or

•

our common stock constitutes a United States real property interest within the meaning of Code section 897(c)(2) by reason of our status as a “United States real property holding corporation,” or “USRPHC,” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock, the “applicable period.”

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, within the meaning of the applicable Treasury Regulations, such common stock will be treated as a United States real property interest with respect to a particular non-United States holder only if such non-United States holder actually or constructively held more than 5 percent of such regularly traded common stock during the applicable period.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above generally will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding tax. Gain described in the second bullet point above (which may be offset by United States source capital losses) will be subject to a flat 30% United States federal income tax. Gain described in the third bullet point above generally will be taxed in the same manner as gain described in the first bullet point above, except that the branch profits tax will not apply. Non-United States holders should consult any applicable income tax treaties that may provide for different rules.

Backup withholding and information reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-United States holder if the holder has provided the certification described above that it is not a United States person or has otherwise established an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a United States person.

Payments of the proceeds from a disposition (including a redemption) effected outside the United States by a non-United States holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but generally not backup withholding) will apply to such a payment if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three year period, or a foreign partnership if (1) at any time during its tax year, one or more of its partners are United States persons who, in the aggregate, hold more than 50 percent of the income or capital interest in such partnership or (2) at any time during its tax year, it is engaged in the conduct of a trade or business in the United States, unless the broker has documentary evidence in its records that the beneficial owner of the disposed stock is a non-United States holder or an exemption is otherwise established, provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person.

Payment of the proceeds from a disposition by a non-United States holder of common stock made by or through the United States office of a broker may be subject to information reporting and backup withholding will apply unless the non-United States holder certifies as to its non-United States holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding, provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder’s United States federal income tax liability provided the required information is furnished timely to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2008, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. are acting as representatives, and each of the underwriters have severally agreed to purchase the following respective numbers of shares of common stock:

Name	Number of Shares
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
Utendahl Capital Partners, L.P.

Total	18,750,000

The underwriting agreement provides for a firm commitment underwriting, and if the underwriters purchase any of the shares presented in the table above, they must purchase all of the shares. The underwriting agreement also provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 2,812,500 shares from the selling stockholder. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting discounts and commissions paid by us
Underwriting discounts and commissions paid by selling stockholder

The representatives of the underwriters has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $              per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $              per share to brokers and dealers. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $4.6 million (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

Verso Paper Investments LP, the parent company of our principal stockholder, Verso Paper Management LP, and an affiliate of Apollo Global Management, LLC, has granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 2,812,500 shares of our common stock held by it at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 18,750,000 shares in connection with this offering. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and Verso Paper Investments LP will be obligated to sell the additional shares of common stock to the underwriters.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The sales will be made by Smith Barney, a division of Citigroup Global Markets, Inc. through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. These persons must commit to purchase by 8:00 a.m. on the day following the date of this prospectus. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Except for certain of our officers and directors who have entered into lock-up agreements as contemplated under “Lock-up Agreements” below, each person buying shares through the directed share program has agreed that, for a period of 25 calendar days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup Global Markets, Inc., offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into our or exchangeable for our common stock, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, or make any demand for or exercise any right with respect to the registration of any shares or any security convertible into or exercisable or exchangeable for shares of common stock. For officer and directors purchasing shares of common stock through the directed share program, the lock-up agreements contemplated under “Lock-up Agreements” below shall govern with respect to their purchases.

Lock-Up Agreements

We, all of our directors and executive officers and our existing stockholders have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus. Transfers by directors, executive officers and our existing stockholders (i) in the form of bona fide gifts and through will and intestacy, (ii) to any trust for the direct or indirect benefit of the parties to the lock-up agreements and their immediate family members, (iii) to the limited partners, members or stockholders of the parties to the lock-up agreements and (iv) in connection with the exercise of any option to acquire shares or the exchange of any securities, including units in Verso Paper Management LP, into shares of common stock, can be made prior to the end of the lock-up period, provided that the recipient of the shares agrees in writing to be bound by the same restrictions on the transfer of shares. Issuances of common stock by us are permitted prior to the end of the lock-up period in connection with (a) issuances of securities pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date this prospectus or described in this prospectus as being outstanding on or prior to the consummation of this offering, (b) grants of employee or director stock options or other equity-based compensation pursuant to the terms of a plan in effect on the date of this prospectus or described in this prospectus as being in effect on or prior to the consummation of this offering or issuances of securities pursuant to the exercise of such options or other equity-based compensation awards, (c) issuances of securities in connection with a bona-fide merger or acquisition transaction; provided that such securities so issued are subject to the terms of the lock-up agreements executed by our executive officers, directors and stockholders; provided, further that the aggregate market value of such securities, measured at the time of issuance, shall not exceed 5% of our market capitalization immediately following the consummation of this offering, and (d) the filing by us with the SEC of any Registration Statement on Form S-8 relating to any shares that have been or may be issued pursuant to clauses (a) and (b) above. A sale of shares subject to lock-up agreements is also permitted prior to the end of the lock-up period in connection with a qualifying merger or reorganization of the company.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by the representatives.

Credit Suisse Securities (USA) LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, the representatives will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares, in whole or in part, and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We have applied to list our shares of common stock for quotation on the New York Stock Exchange under the symbol “VRS.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

Purchasers of the shares of our common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Relationships

Credit Suisse Loan Funding LLC, an affiliate of Credit Suisse Securities (USA) LLC, and J.P. Morgan Whitefriars Inc., an affiliate of J.P. Morgan Securities Inc., are lenders under the Verso Paper Finance Holdings LLC senior unsecured term loan facility in the amounts of $17.5 million and $10.0 million, respectively, and therefore will receive proceeds from this offering. In addition, Credit Suisse, Cayman Islands Branch is a lender under the Verso Fiber Farm LLC senior secured term loan facility and revolving credit facility in the amounts of $5.0 million and $2.5 million, respectively, and therefore will receive proceeds from this offering. Because one or more affiliates of each of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are lenders under the Verso Finance Holdings LLC senior term loan facility and an affiliate of Credit Suisse Securities (USA) LLC is a lender under the Verso Fiber Farm LLC senior secured term loan facility and revolving credit facility and these lenders will receive more than 10% of the net proceeds of this offering when we repay those facilities, certain of these underwriters may be deemed to have a “conflict of interest” with us under Rule 2710(h) of the National Association of Securities Dealers, Inc. When a member of the Financial Industry Regulatory Authority (“FINRA”) with a conflict of interest participates as an underwriter in a public offering, that rule requires that the initial public offering price may be no higher than that recommended by a “qualified independent underwriter,” as defined by FINRA. In accordance with this rule, Citigroup Global Markets Inc. has assumed the responsibilities of acting as a qualified independent underwriter. In its role as a qualified independent underwriter, Citigroup Global Markets Inc. has performed a due diligence investigation and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. Citigroup will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify Citigroup against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock sold in this offering will be will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain legal matters relating to the validity of this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The combined financial statements of the Coated and Supercalendered Papers Division of International Paper Company (Predecessor) for the year ended December 31, 2005, and for the seven months ended July 31, 2006, and the combined financial statements of Verso Paper One Corp. (which has been renamed Verso Paper Corp.), Verso Paper Two Corp., Verso Paper Three Corp., Verso Paper Four Corp., and Verso Paper Five Corp. (collectively the “Company”), legal entities under common control of Verso Paper Management LP, as of December 31, 2006 and 2007, and for the five months ended December 31, 2006 and the year ended December 31, 2007, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in this Registration Statement, which reports (1) express an unqualified opinion on the combined financial statements of the Coated and Supercalendered Papers Division of International Paper Company and which includes an explanatory paragraph referring to the preparation of the combined financial statements from the separate records maintained by the Coated and Supercalendered Papers Division of International Paper Company and International Paper Company and that the combined financial statements may not be indicative of the conditions that would have existed or the results of operations if the Coated and Supercalendered Papers Division of International Paper Company had operated as an unaffiliated entity, and (2) express an unqualified opinion on the combined financial statements and financial statement schedule of Verso Paper Corp. and which includes explanatory paragraphs relating to Verso Paper Corp.’s change to adopt Statement of Financial Accounting Standard No. 158 and to the acquisition of the Predecessor business, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 that we have filed with the Securities and Exchange Commission under the Securities Act of 1933 covering the common stock we are offering. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement and to its exhibits and schedules. We make reference in this prospectus to certain of our contracts, agreements and other documents that are filed as exhibits to the registration statement. For additional information regarding those contracts, agreements and other documents, please see the exhibits attached to this registration statement.

You can read and copy the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You may also request copies of the documents upon payment of a duplicating fee by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC, which you can access at www.sec.gov.

In addition, you may request copies of this filing and such other reports as we may determine or as the law requires at no cost, by telephone at (901) 369-4185, or by mail to Verso Paper Corp., 6775 Lenox Center Court, Suite 400, Memphis, Tennessee 38115-4436. Our web site address is www.versopaper.com. Information on our web site is not considered part of this prospectus.

I NDEX TO FINANCIAL STATEMENTS

Page
Verso Paper Corp. (Successor) and the Coated and Supercalendered Papers Division of International Paper Company (Predecessor)
Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets	F-4
Combined Statements of Operations	F-5
Combined Statement of Changes in Stockholders’ Equity	F-6
Combined Statements of Cash Flows	F-7
Notes to Combined Financial Statements as of December 31, 2007 and 2006, for the Year Ended December 31, 2007 and for the Period August 1, 2006 (Date of Acquisition) to December 31, 2006	F-8
Notes to Combined Financial Statements as of December 31, 2005 and for the Year Ended December 31, 2005 and for the Seven-Month Period Ended July 31, 2006	F-29
Unaudited Condensed Combined Balance Sheets	F-36
Unaudited Condensed Combined Statements of Operations	F-37
Unaudited Condensed Combined Statement Of Changes in Stockholders’ Equity	F-38
Unaudited Condensed Combined Statements of Cash Flows	F-39
Notes to Unaudited Condensed Combined Financial Statements as of March 31, 2008 and for the Three Month Periods Ended March 31, 2008 and 2007	F-40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Verso Paper Corp.

Memphis, Tennessee

We have audited the accompanying combined balance sheets of Verso Paper One Corp. (which has been renamed Verso Paper Corp.), Verso Paper Two Corp., Verso Paper Three Corp., Verso Paper Four Corp., and Verso Paper Five Corp. (collectively, the “Company”), legal entities under common control of Verso Paper Management LP, as of December 31, 2007 and 2006 (Successor Company balance sheets), and the related combined statements of operations, changes in stockholders’ equity, and cash flows for the year ended December 31, 2007 and the five months ended December 31, 2006 (Successor Company operations). We have also audited the accompanying combined statements of operations and cash flows of the Coated & Supercalendered Papers Division of International Paper Company (the “Predecessor”) for the seven months ended July 31, 2006, and the year ended December 31, 2005 (Predecessor operations). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor Company combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year ended December 31, 2007 and the five months ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor combined financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Predecessor for the seven months ended July 31, 2006, and the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the Successor Company combined financial statements, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans –an Amendment of FASB Statements No. 87, 88, 106, and 132( R), as of December 31, 2006.

As discussed in Note 3 to the Successor Company combined financial statements, on August 1, 2006, the Company acquired the Predecessor.

As discussed in Note 1 to the Predecessor combined financial statements, the accompanying Predecessor combined financial statements have been prepared from the separate records maintained by the Predecessor and International Paper Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Predecessor had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from corporate-office items applicable to International Paper Company as a whole.

/s/ Deloitte & Touche LLP

Memphis, Tennessee

March 31, 2008 (May 12, 2008 as to the effects of the stock split described in Note 19)

VERSO PAPER CORP. (SUCCESSOR)

COMBINED BALANCE SHEETS

(In thousands of U.S. dollars)	December 31, 2007	December 31, 2006
ASSETS
Current Assets
Cash	$58,533	$112,479
Accounts receivable—net	121,189	113,430
Accounts receivable from International Paper Company—net	12,318	8,217
Inventories	119,620	140,503
Prepaid expenses and other assets	3,935	5,880

Total Current Assets	315,595	380,509
Property, plant and equipment—net	1,160,239	1,212,256
Reforestation	11,144	10,007
Intangibles and other assets—net	97,785	89,544
Goodwill	18,695	18,695

TOTAL ASSETS	$1,603,458	$1,711,011

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$128,372	$117,108
Accounts payable to International Paper Company	3,872	29,273
Accrued liabilities	93,012	80,362
Short-term borrowings	3,125	—
Current maturities of long-term debt	2,850	2,850

Total Current Liabilities	231,231	229,593
Long-term debt	1,413,588	1,166,438
Other liabilities	33,740	34,961

Total Liabilities	1,678,559	1,430,992
Commitments and contingencies (Note 16)	—	—
Stockholders’ Equity
Common stock—par value $0.01 (250,000,000 shares authorized and 38,046,647 shares issued and outstanding)	380	380
Paid-in-capital	48,489	290,017
Retained deficit	(114,100)	(2,637)
Accumulated other comprehensive loss	(9,870)	(7,741)

Total Stockholders’ Equity	(75,101)	280,019

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,603,458	$1,711,011

See notes to Successor’s combined financial statements.

VERSO PAPER CORP. (SUCCESSOR) AND

COATED AND SUPERCALENDERED PAPERS DIVISION OF INTERNATIONAL PAPER (PREDECESSOR)

COMBINED STATEMENTS OF OPERATIONS

	Successor Combined		Predecessor Combined
(In thousands of U.S. dollars, except per share data)	Year Ended December 31, 2007	Five Months Ended December 31, 2006	Seven Months Ended July 31, 2006	Year Ended December 31, 2005
Net Sales	$1,628,753	$706,833	$904,417	$1,603,846

COSTS AND EXPENSES:
Cost of products sold exclusive of depreciation and amortization	1,403,055	589,283	771,576	1,338,256
Depreciation and amortization	123,169	48,330	72,674	129,355
Selling, general, and administrative expenses	53,165	14,393	34,348	65,569
Restructuring and other charges	19,395	10,126	(322)	10,419

OPERATING INCOME	29,969	44,701	26,141	60,247

Interest income	(1,544)	(1,798)	(23)	(39)
Interest expense	142,976	49,136	8,414	14,823

INCOME (LOSS) BEFORE INCOME TAXES	(111,463)	(2,637)	17,750	45,463
INCOME TAX EXPENSE	—	—	6,993	17,913

NET INCOME (LOSS)	$(111,463)	$(2,637)	$10,757	$27,550

Loss per share	$(2.93)	$(0.07)
Common shares outstanding	38,046,647	38,046,647

Included in the financial statement line items above are related party transactions as follows (Notes 14 and 15, respectively):
Net Sales	$191,358	$71,541	$83,797	$167,933
Purchases included in cost of products sold	17,242	2,515	119,471	198,234
Selling, general, and administrative expenses	—	—	25,481	35,707
Restructuring and other charges	7,506	6,100	—	—

See notes to Successor’s combined financial statements and Predecessor’s combined financial statements.

VERSO PAPER CORP.

COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE PERIOD AUGUST 1, 2006 (DATE OF ACQUISITION) TO DECEMBER 31, 2006

AND THE YEAR ENDED DECEMBER 31, 2007

(In thousands of U.S. dollars)	Common Stock	Paid-in-Capital	Retained Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Date of acquisition—August 1, 2006:
Capital contributions	$380	$289,620	$—	$—	$290,000
Net loss and comprehensive loss	—	—	(2,637)	—	(2,637)
Equity award expense	—	397	—	—	397
Adjustment to initially apply FASB No. 158	—	—	—	(7,741)	(7,741)

Ending balance—December 31, 2006	$380	$290,017	$(2,637)	$(7,741)	$280,019

Beginning balance—January 1, 2007	$380	$290,017	$(2,637)	$(7,741)	$280,019
Net loss	—	—	(111,463)	—	(111,463)
Other comprehensive income (loss):
Net unrealized (losses) on derivative financial instruments	—	—	—	(2,095)	(2,095)
Defined benefit pension plan:
Plan amendments	—	—	—	(846)	(846)
Net gain	—	—	—	27	27
Prior service cost amortization	—	—	—	785	785

Comprehensive loss	—	—	(111,463)	(2,129)	(113,592)

Cash distributions	—	(242,153)	—	—	(242,153)
Equity award expense	—	625	—	—	625

Ending balance—December 31, 2007	$380	$48,489	$(114,100)	$(9,870)	$(75,101)

See notes to Successor’s combined financial statements.

VERSO PAPER CORP. (SUCCESSOR) AND

COATED AND SUPERCALENDERED PAPERS DIVISION OF INTERNATIONAL PAPER COMPANY

(PREDECESSOR)

COMBINED STATEMENTS OF CASH FLOWS

	Successor Combined		Predecessor Combined
(In thousands of U.S. dollars)	Year Ended December 31, 2007	Five Months Ended December 31, 2006	Seven Months Ended July 31, 2006	Year Ended December 31, 2005
Cash Flows From Operating Activities:
Net income (loss)	$(111,463)	$(2,637)	$10,757	$27,550
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	123,217	48,330	72,674	129,355
Amortization of debt issuance costs	6,721	2,289	—	—
Loss on disposal of fixed assets	942	71	1,262	6,043
Other—net	(1,504)	—	686	1,696
Changes in assets and liabilities:
Accounts receivable	(11,803)	(32,302)	23,253	(30,502)
Inventories	20,171	5,438	(55,256)	432
Prepaid expenses and other assets	(8,226)	(11,435)	(6,396)	604
Accounts payable	(14,194)	64,800	(8,690)	(4,162)
Accrued liabilities	11,118	53,649	983	(14,249)

Net cash provided by operating activities	14,979	128,203	39,273	116,767

Cash Flows From Investing Activities:
Proceeds from sale of fixed assets	1,789	—	32	117
Cash paid for acquisition	—	(1,374,221)	—	—
Capital expenditures	(70,864)	(27,790)	(27,655)	(53,096)

Net cash used in investing activities	(69,075)	(1,402,011)	(27,623)	(52,979)

Cash Flows From Financing Activities:
Repayments of debt	(2,850)	(25,713)	(18,754)	(963)
Net proceeds from debt issuance	250,000	1,195,000	—	—
Dividends paid	(242,153)	—	—	—
Equity contributions (distributions)	—	261,397	7,105	(62,816)
Short-term borrowing	3,125	—	—	—
Debt issue costs	(7,972)	(44,398)	—	—

Net cash provided by (used in) financing activities	150	1,386,286	(11,649)	(63,779)

Change In Cash	(53,946)	112,478	1	9
Cash:
Beginning of period	112,479	1	46	37

End of period	$58,533	$112,479	$47	$46

Supplemental Schedule Of Non-Cash Financing Activities:
Non-cash equity investment	$—	$29,000	$—	$—

See notes to Successor’s combined financial statements and Predecessor’s combined financial statements.

VERSO PAPER CORP. (SUCCESSOR)

Notes to Combined Financial Statements

As of December 31, 2007 and for the Period August 1, 2006 (Date of Acquisition) to December 31, 2006

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of our Business—Verso Paper Corp. (the “Company”), indirect parent company of Verso Paper Finance Holdings LLC and Verso Paper Holdings LLC and a direct subsidiary of Verso Paper Management LP, is a holding company whose subsidiaries operate in three operating segments: coated and supercalendared papers; hardwood market pulp; and other, consisting of specialty industrial paper. The Company’s core business platform is as a producer of coated freesheet, coated groundwood, and uncoated supercalendered papers. These products serve customers in the catalog, magazine, inserts, and commercial print markets. The Company includes mills and related woodyards in Bucksport and Jay, Maine; Quinnesec, Michigan; and Sartell, Minnesota. The Company also includes investments in two energy producing assets located at the Bucksport and Jay, Maine, facilities and a hardwood plantation located near Alexandria, Minnesota.

Basis of Presentation—The accompanying combined financial statements include the accounts of Verso Paper One Corp. (which has been renamed Verso Paper Corp.), Verso Paper Two Corp., Verso Paper Three Corp., Verso Paper Four Corp., and Verso Paper Five Corp. (collectively, the “Company”), legal entities under common control of Verso Paper Management LP. The entities were formed on August 1, 2006, to acquire the net assets of the Coated and Supercalendered Papers Division of International Paper Company and the assets and certain liabilities of Hybrid Poplar Fiber Farm (“Fiber Farm”) from International Paper, as of August 1, 2006. See Note 3. As a result of the Company’s 90% ownership interest, the Company pushed down its basis to the underlying assets and liabilities acquired based on the estimated fair values. The combined financial statements include the accounts of Verso Paper Finance Holdings LLC and its wholly-owned, controlled majority-owned and financially controlled subsidiaries. Verso Paper Finance Holdings Inc. is a wholly–owned subsidiary with no separate operations. All intercompany balances and transactions are eliminated.

Prior to the consummation of this offering, Verso Paper Two Corp., Verso Paper Three Corp., Verso Paper Four Corp., and Verso Paper Five Corp. will merge with and into Verso Paper Corp. (the “Merger”). Upon consummation of the Merger, Verso Fiber Farm LLC, which is currently a wholly-owned subsidiary of Verso Paper Five Corp., will become our wholly-owned subsidiary. In connection with Verso Fiber Farm LLC becoming our wholly-owned subsidiary, the Company intends to use a part of the net proceeds from this offering to repay the outstanding $10.0 million senior secured term loan of Verso Fiber Farm LLC and to transfer the remainder of this amount to its parent, Verso Paper Management LP.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue Recognition—Sales are net of rebates, allowances and discounts. Revenue is recognized when the customer takes title and assumes the risks and rewards of ownership. Revenue is recorded at the time of shipment for terms designated f.o.b. (free on board) shipping point. For sales transactions designated f.o.b. destination, which include export sales, revenue is recorded when the product is delivered to the customer’s site and when title and risk of loss are transferred.

Shipping and Handling Costs—Shipping and handling costs, such as freight to customer destinations, are included in cost of products sold in the accompanying combined statement of operations. These costs, when included in the sales price charged for the Company’s products, are recognized in net sales.

Planned Maintenance Costs—Maintenance costs for major planned maintenance shutdowns in excess of $0.5 million are deferred over the period in which the maintenance shutdowns occur and expensed ratably over the period until the next major planned shutdown, since the Company believes that operations benefit throughout that period from the maintenance work performed. Other maintenance costs are expensed as incurred.

Earnings Per Share—The Company computes earnings per share by dividing net income by the weighted average number of common shares outstanding for each period.

Cash and Cash Equivalents—Cash includes highly liquid investments with a maturity of three months or less at the date of purchase.

Fair Value of Financial Instruments—Due to the short maturities of the Company’s receivables and payables, the carrying values of these financial instruments approximate their fair values. The fair value of debt was approximately $1.4 billion at December 31, 2007.

Concentrations of Credit Risk—Financial instruments, which consist primarily of trade accounts receivable, expose the Company to concentrations of credit risk. The Company continually monitors the creditworthiness of its customers to whom credit is granted in the normal course of business. Trade accounts receivable balances for net sales to unaffiliated customers were approximately $123.4 million at December 31, 2007, compared to $115.4 million at December 31, 2006.

The Company establishes its allowance for doubtful accounts based upon factors surrounding the credit risks of specific customers, historical trends, and other information. The allowance for doubtful accounts was approximately $1.7 million at December 31, 2007, compared to $1.9 million at December 31, 2006. Bad debt expense was negligible for the year ended December 31, 2007, and for the five-month period ended December 31, 2006.

Inventories and Replacement Parts and Other Supplies—Inventory values include all costs directly associated with manufacturing products: materials, labor, and manufacturing overhead. These values are presented at the lower of cost or market. Costs of raw materials, work-in-progress, and finished goods are determined using the first-in, first-out method. Replacement parts and other supplies are stated using the average cost method and are reflected in Inventories and Other assets in the combined balance sheet (see Notes 4 and 6).

Property, Plant and Equipment—Plant, property, and equipment is stated at cost, net of accumulated depreciation. Interest is capitalized on projects meeting certain criteria and is included in the cost of the assets. The capitalized interest is depreciated over the same useful lives as the related assets. Expenditures for major repairs and improvements are capitalized, whereas normal repairs and maintenance are expensed as incurred. Interest costs of $1.2 million was capitalized in 2007 and $0.2 million was capitalized in the five-month period ended December 31, 2006.

Depreciation and amortization are computed using the straight line method for all assets over the assets’ estimated useful lives. Estimated useful lives are as follows:

Years
Building	20–40
Machinery and equipment	10–20
Furniture and office equipment	3–10
Computer hardware	3–6
Leasehold improvements	Over the terms of the leases or the useful life of the improvements.

Reforestation—At December 31, 2007, the Company owned or leased approximately 23,000 acres of hybrid poplar plantations. Timberlands are stated at cost, including capitalized costs attributable to reforestation efforts (i.e., costs for site preparation, planting stock, labor, herbicide, fertilizer, and any other costs required to establish timber on land that was previously not forested). From August 1, 2006, (date of acquisition) through December 31, 2007, the Company has been primarily engaged in developing its Hybrid Poplar Fiber Farm and is still in a development stage. Costs attributable to timberlands are charged against income as trees are cut. The rate charged will be determined annually based on the relationship of incurred costs to estimated current merchantable volume.

Impairment of Long-Lived Assets—Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances that indicate that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at estimated fair value, determined principally using discounted cash flows.

Deferred Financing Costs—The Company capitalizes costs incurred in connection with borrowings or establishment of credit facilities. These costs are amortized as an adjustment to interest expense over the life of the borrowing or life of the credit facility using the effective interest method. In the case of early debt principal repayments, the Company adjusts the value of the corresponding deferred financing costs with a charge to other expense, and similarly adjusts the future amortization expense.

Goodwill and Intangible Assets—The Company accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Intangible assets primarily consist of trademarks, customer-related intangible assets and patents obtained through business acquisitions. The useful lives of trademarks were determined to be indefinite and, therefore, these assets are not amortized. Customer-related intangible assets are amortized over their estimated useful lives of approximately twenty-five years. Patents are amortized over their remaining legal lives of ten years.

The impairment evaluation of the carrying amount of goodwill and other intangible assets with indefinite lives is conducted annually or more frequently if events or changes in circumstances indicate that an asset might be impaired. Goodwill is evaluated at the reporting unit level. Goodwill has been allocated to the “Coated” segment. The evaluation for impairment is performed by comparing the carrying amount of these assets to their estimated fair value. If the carrying amount exceeds the reporting unit fair value, then the second step of the goodwill impairment test is performed to determine the amount of the impairment loss.

Environmental Costs and Obligations—Costs associated with environmental obligations, such as remediation or closure costs, are accrued when such costs are probable and reasonably estimable. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental obligations are discounted to their present value when the expected cash flows are reliably determinable.

Equity Compensation—The Company accounts for equity awards in accordance with Statement of Financial Accounting Standards No. 123 (Revised) Share-Based Payment (SFAS No. 123(R)). SFAS No. 123(R) requires that all equity awards to employees be expensed over the period of the award. The Company applies the Black-Scholes method of valuation to determine share-based compensation expense.

Asset Retirement Obligations—In accordance with the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, a liability and an asset are recorded equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists. The liability is accreted over time, and the asset is depreciated over its useful life. The Company’s asset retirement obligations under this standard relate to closure and post-closure costs for landfills. Revisions to the liability could occur due to changes in the estimated costs or timing of closure, or possible new federal or state regulations affecting the closure.

On December 31, 2007, the Company had approximately $0.8 million of restricted cash related to an asset retirement obligation in the state of Michigan that is reflected in Other assets in the accompanying balance sheet. This cash deposit is required by the state and may only be used for the future closure of a landfill.

The following table presents an analysis related to asset retirement obligations:

(in thousands of U.S. dollars)	Year Ended December 31, 2007	Five Months Ended December 31, 2006
Asset retirement obligations, August 1	$11,855	$12,357
New liabilities	310	—
Accretion expense	583	258
Settlement of existing liabilities	(1,063)	(760)
Adjustment to existing liabilities	(71)	—

Asset retirement obligations, December 31	$11,614	$11,855

This liability is related to landfill closure and post-closure care and is included in Other liabilities in the accompanying balance sheet.

Income Taxes—The Company accounts for income taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS No. 109). Under this method, the Company recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Postretirement Benefits—Pension plans cover substantially all of the Company’s employees. The defined benefit plan is funded in conformity with the funding requirements of applicable government regulations. Prior service costs are amortized on a straight-line basis over the estimated remaining service periods of employees. Certain employees are covered by defined contribution plans. The Company’s contributions to these plans are based on a percentage of employees’ compensation or employees’ contributions. These plans are funded on a current basis.

The company adopted the provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) as of December 31, 2006. The measurement date is December 31, 2006.

2. RECENT ACCOUNTING DEVELOPMENTS

Derivatives and Hedging Activities—In March 2008, the Financial Accounting Standards Board, or FASB, issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Since SFAS No. 161 only addresses disclosure requirements, the adoption of SFAS No. 161 will have no impact on our combined results of operations or combined financial position.

Business Combinations—In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations. SFAS No. 141-R establishes principles and requirements for how an acquirer recognizes and measures identifiable assets acquired, liabilities assumed and noncontrolling interests; recognizes and measures goodwill acquired in a business combination or gain from a bargain purchase; and establishes disclosure requirements. SFAS No. 141-R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The impact of adopting SFAS No. 141-R is not expected to have a material impact on our combined results of operations or combined financial position.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective, on a prospective basis, for fiscal years, and interim periods within those years, beginning on or after December 15, 2008. The presentation and disclosure requirements for existing minority interests should be applied retrospectively for all periods presented. Early adoption is prohibited. The impact of adopting SFAS No. 160 is not expected to have a material impact on our combined results of operations or combined financial position.

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115, which permits an entity to measure certain financial assets and financial liabilities at fair value. SFAS No. 159’s objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. SFAS No. 159 is effective as of the beginning of an entity’s fiscal year beginning after November 15, 2007. The impact of adopting SFAS No. 159 is not expected to have a material impact on our combined results of operations or combined financial position.

Defined Benefit Pension and Other Postretirement Plans—In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R), which requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statements of condition. SFAS No. 158 does not change measurement or recognition requirements for periodic pension and postretirement costs. SFAS No. 158 also provides that changes in the funded status of a defined benefit postretirement plan should be recognized in the year such changes occur through comprehensive income. As a result of adopting SFAS No. 158 as of December 31, 2006, unrecognized prior service costs were recognized as a component of accumulated other comprehensive income resulting in a reduction in equity of $7.7 million.

Accounting for Planned Major Maintenance Activities—In September 2006, the FASB issued FASB Staff Position (FSP) AUG AIR-1, Accounting for Planned Major Maintenance Activities. This FSP eliminates the accrue-in-advance method of accounting for planned major maintenance activities from the American Institute of Certified Public Accountants’ Audit and Accounting Guide, Audits of Airlines (the Airline Guide). This method of accounting for planned major maintenance activities was eliminated due to the FASB’s belief that the resultant liability does not meet the definition of a liability in FASB Concepts Statement No. 6, Elements of Financial Statements. As a result of the elimination of the accrue-in-advance method, the Airline Guide, which provides guidance for all industries that conduct planned major maintenance activities, permits the use of one of the following three remaining methods: (1) direct expensing, (2) built-in overhaul, and (3) deferral. This FSP is effective for fiscal year beginning after December 15, 2006, with early adoption permitted so long as it is as of the beginning of the entity’s fiscal year. We adopted the FSP at its inception by electing the deferral method.

Fair Value Measurements—In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 does not address “what” to measure at fair value; instead, it addresses “how” to measure fair value. SFAS No. 157 applies (with limited exceptions) to existing standards that require assets and liabilities to be measured at fair value. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data and requires new disclosures for assets and liabilities measured at fair value based on their level in the hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, FSP 157-2, “Effective Date of FASB Statement No. 157,” delayed the implementation of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to years beginning after November 15, 2008. The impact of adopting SFAS No. 157 is not expected to have a material impact on our combined results of operations or combined financial position.

Sales, Use and Excise Taxes—In June 2006, the FASB ratified the consensuses reached by the Emerging Issues Task Force in Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is, Gross Versus Net Presentation). Issue No. 06-3 requires disclosure of an entity’s accounting policy regarding the presentation of taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer, including sales, use, value added and some excise taxes. We present such taxes on a net basis (excluded from revenues and costs). The adoption of Issue No. 06-3 in 2007 had no impact on our combined results of operations or combined financial position.

Accounting for Uncertainty in Income Taxes—In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on description, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We applied the provisions of this interpretation beginning January 1, 2007. The adoption of FIN 48 did not have a material impact on our combined results of operations or combined financial position.

Accounting for Certain Hybrid Financial Instruments—In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an Amendment of FASB Statements No. 133 and 140, which provides entities relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated in accordance with SFAS No. 133. SFAS No. 155 was effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after January 1, 2007. The adoption of SFAS No. 155 did not have a material impact on our combined results of operations or combined financial position.

3. ACQUISITION

On August 1, 2006, Verso Paper Corp. acquired the Coated and Supercalendered Papers Division of International Paper Company, or the “Division” or the “Predecessor,” a producer of coated freesheet, coated groundwood, and uncoated supercalendered papers. The purchase price for the Division as of the acquisition date was $1.4 billion. The purchase price was paid partially in cash and partially through a 10% limited partnership interest in Verso Paper Investment, LP., Verso Paper Corp.’s indirect parent company.

The Company has allocated the purchase price to the Division’s assets acquired and liabilities assumed at estimated fair values adjusted for the 10% carryover basis of the assets as of the acquisition date. The excess of the purchase price over the fair value of the net assets acquired has been reflected as goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at August 1, 2006 (date of acquisition) (in thousands of U.S. dollars):

Current assets		$237,072
Plant, property, and equipment		1,232,587
Intangible assets		35,912
Goodwill		18,695
Other Assets		4,511

Total assets acquired		1,528,777

Current liabilities		110,255
Long-term obligations		25,301

Total liabilities assumed		135,556

Net assets acquired		$1,393,221

Identifiable Intangible Assets	Life	Amount
Non-amortizable
Trademarks	Indefinite	$21,473
Amortizable
Customer relationships	25 years	13,291
Patents	10 years	1,148

Total Intangible Assets		$35,912

The acquisition agreement contains various representations, warranties and covenants customary to transactions of this type.

On August 1, 2006, Verso Fiber Farm LLC acquired the Hybrid Poplar Fiber Farm (Fiber Farm), a hardwood plantation owned by International Paper Company. The purchase price for Fiber Farm as of the acquisition date was $10 million.

The Company has allocated the purchase price to the Fiber Farm’s assets acquired and liabilities assumed at estimated fair values. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at August 1, 2006 (date of acquisition)

Current assets	$2
Property, plant and equipment	267
Reforestation	9,749

Total assets acquired	10,018

Current liabilities	18
Long-term obligations	—

Total liabilities assumed	18

Net assets acquired	$10,000

4. INVENTORIES

Inventories by major category include the following:

(in thousands of U.S. dollars)	December 31, 2007	December 31, 2006
Raw materials	$19,918	$22,147
Woodyard logs	3,209	5,026
Work-in-process	19,565	19,012
Finished goods	48,167	63,894
Replacement parts and other supplies	28,761	30,424

Inventories	$119,620	$140,503

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is as follows:

(in thousands of U.S. dollars)	December 31, 2007	December 31, 2006
Land and land improvements	$28,017	$26,114
Building and leasehold improvements	172,189	167,843
Machinery and equipment	1,096,429	1,048,153
Construction-in-progress	29,406	17,689

	1,326,041	1,259,799
Less: accumulated depreciation	(165,802)	(47,543)

Plant, property, and equipment	$1,160,239	$1,212,256

Depreciation expense was $119.4 million for the year ended December 31, 2007, and was $48.0 million for the five months ended December 31, 2006.

6. INTANGIBLES AND OTHER ASSETS

Intangibles and other assets consist of the following:

(in thousands of U.S. dollars)	December 31, 2007	December 31, 2006
Amortizable intangible assets:
Customer relationships—net of accumulated amortization of $1.8 million and $0.2 million, respectively	$11,470	$13,070
Patents—net of accumulated amortization of $0.16 million and $0.05 million, respectively	985	1,100

Total amortizable intangible assets	12,455	14,170
Unamortizable intangible assets:
Trademarks	21,473	21,473
Other assets:
Financing costs—net of accumulated amortization of $9.1 million and $2.3 million, respectively	43,410	42,109
Deferred major repair	5,328	6,008
Deferred software cost-net of accumulated amortization of $1.3 million	3,765	—
Replacement parts—net	4,932	1,729
Other	6,422	4,055

Total other assets	63,857	53,901

Intangibles and other assets	$97,785	$89,544

Approximately $1.7 million and $0.3 million of intangible amortization are reflected in depreciation and amortization expense for the year ended December 31, 2007 and for the five months ended December 31, 2006, respectively.

Estimated amortization expense of intangibles is expected to be $1.6 million, $1.4 million, $1.3 million, $1.1 million and $0.9 million in 2008, 2009, 2010, 2011 and 2012, respectively.

Software cost incurred as part of a major systems project was capitalized in 2007 and is being amortized over its anticipated useful life of approximately three years. Approximately $1.3 million of software amortization is reflected in depreciation and amortization expense for the year ended December 31, 2007.

7. ACCRUED LIABILITIES

A summary of accrued liabilities is as follows:

(in thousands of U.S. dollars)	December 31, 2007	December 31, 2006
Payroll and employee benefit costs	$33,488	$31,741
Accrued interest	36,727	31,914
Accrued sales rebates	10,900	8,520
Accrued taxes—other than income	2,573	6,568
Freight and other	9,324	1,619

Accrued liabilities	$93,012	$80,362

8. LONG-TERM DEBT

A summary of long-term debt is as follows:

(in thousands of U.S. Dollars)	Maturity	Rate	December 31, 2007	December 31, 2006
Fiber Farm Term Loan	8/1/2010	LIBOR + 3.00%	$10,000	$10,000
First Priority Term Loan B	8/1/2013	LIBOR + 1.75%	256,438	259,288
Second Priority Senior Secured Notes – Fixed	8/1/2014	9.13%	350,000	350,000
Second Priority Senior Secured Notes – Floating	8/1/2014	LIBOR + 3.75%	250,000	250,000
Senior Subordinated Notes	8/1/2016	11.38%	300,000	300,000
Senior Unsecured Term Loan	2/1/2013	LIBOR + 6.25%	250,000	—

			1,416,438	1,169,288
Less current maturities			(2,850)	(2,850)

Long-term debt			$1,413,588	$1,166,438

Verso Paper Holdings LLC (“Holdings”) and Verso Paper Inc. (“issuers”), entered into Senior Secured Credit Facilities on August 1, 2006, which consist of:

•	a $285 million term loan facility, with a maturity of seven years, which was fully drawn on August 1, 2006;

•

a $200 million revolving credit facility with a maturity of six years. No amounts were outstanding at December 31, 2007 or 2006. Letters of credit of $29.4 million and $35.3 million were issued as of December 31, 2007 and 2006, respectively.

The Senior Secured Credit Facilities are secured by first priority pledges of all the equity interests owned by Holdings in its subsidiaries. The Senior Secured Credit Facilities are also secured by first priority interests in, and mortgages on, substantially all tangible and intangible assets and each of Holdings direct and indirect subsidiaries.

The obligations under the Senior Secured Credit Facilities are unconditionally guaranteed by Verso Paper Finance Holdings LLC, parent company of Holdings, and subject to certain exceptions, each of Holdings direct and indirect domestic subsidiaries. The term loan facility bears interest at a rate equal to LIBOR plus 1.75% and the interest rate was 6.6% at December 31, 2007, and 7.1% at December 31, 2006. The revolving credit facility bears interest at a rate equal to LIBOR plus 2.00%. In addition to paying interest on outstanding principal under these senior secured credit facilities, Verso Paper Holdings LLC is required to pay a commitment fee to the lenders under the revolving credit facility in respect of unutilized commitments at a rate equal to 0.50% per annum (subject to reduction upon attainment of certain first lien leverage ratios). Verso Paper Holdings LLC also pays customary letter of credit and agency fees.

In addition, on August 1, 2006, Holdings completed an offering of $350 million 9 1/8% Second Priority Senior Secured Fixed Rate Notes due 2014, $250 million Second Priority Senior Secured Floating Rate Notes due 2014, and $300 million 11 3/8% Senior Subordinated Notes due 2016. The floating-rate notes bear interest at a rate equal to LIBOR plus 3.75% and the interest rate was 8.7% at December 31, 2007, and 9.1% at December 31, 2006. The proceeds of the offerings were used to finance the Acquisition and to pay related fees and expenses. The second-priority senior secured notes have the benefit of a second-priority security interest in the collateral securing the senior secured credit facilities. The fixed rate notes pay interest semi-annually and the variable rate notes pays interest quarterly. The senior subordinated notes are unsecured and pay interest semi-annually.

On January 31, 2007, we entered into a $250 million senior unsecured term loan facility with a maturity of six years. The loan allows us to pay interest either in cash or in kind through the accumulation of the outstanding principal amount. The senior unsecured term loan facility bears interest at a rate equal to LIBOR plus 6.25% and the interest rate at December 31, 2007 was 9.5%. The net proceeds from the incurrence of the term loan facility were distributed to our equity holders.

The Senior Secured Credit Facilities contain various restrictive covenants. They prohibit Holdings from prepaying other indebtedness and require Holdings to maintain a maximum consolidated first lien leverage ratio. In addition, the Senior Secured Credit Facilities, among other things, restrict Holdings ability to incur indebtedness or liens, make investments or declare or pay any dividends. The indentures governing the Second Priority Senior Secured Notes and the Senior Subordinated Notes limit Holdings ability to, among other things, to (i) incur additional indebtedness; (ii) pay dividends or make other distributions or repurchase or redeem stock; (iii) make investments; (iv) sell assets, including capital stock of restricted subsidiaries; (v) enter into agreements restricting its subsidiaries’ ability to pay dividends; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; (vii) enter into transactions with our affiliates; and (viii) incur liens. As of December 31, 2007, Holdings was in compliance with all covenants.

Verso Fiber Farm LLC, entered into Senior Secured Credit Facilities on August 1, 2006, which consist of:

•	a $10 million term loan facility, with a maturity of four years, which was fully drawn on August 1, 2006; and

•	a $5 million revolving credit facility with a maturity of four years, of which $3.1 million was outstanding at December 31, 2007. No amounts were outstanding under this facility at December 31, 2006.

The Senior Secured Credit Facilities of Verso Fiber Farm LLC are secured by first priority pledges of all of the equity interests owned by Verso Fiber Farm LLC and in its subsidiaries. These Senior Secured Credit Facilities are also secured by first priority interests in, and mortgages on, substantially all tangible and intangible assets of Verso Fiber Farm LLC and each of its direct and indirect subsidiaries. The term loan facility bears interest at a rate equal to LIBOR plus 3.0%, and the interest rate at December 31, 2007 was 7.8%. The revolving credit facility bears interest at a rate equal to LIBOR plus 3.0%, and the interest rate at December 31, 2007 was 7.8%. The Senior Secured Credit Facilities contain various restrictive covenants which, among other things, restrict Verso Fiber Farm LLC’s ability to incur additional indebtedness or liens, make investments or declare or pay any dividends or make other distributions on equity interests; consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; and enter into transactions with affiliates.

The Company is structured as a holding company and substantially all of its assets are held by its subsidiaries. Consequently, the Company’s subsidiaries conduct all of its consolidated operations and own substantially all of its operating assets. The terms of the senior secured credit facilities and the indentures governing the outstanding notes of the Company’s subsidiaries significantly restrict its subsidiaries from paying dividends and otherwise transferring assets to the Company. Although the terms of the debt agreements do not restrict the Company’s operating subsidiaries from obtaining funds from their respective subsidiaries to fund their operations and payments on indebtedness, the debt agreements may not permit them to provide the Company with sufficient dividends, distributions or loans to fund the Company’s obligations or pay dividends to its stockholders. The Company’s total deficit of $75.1 million at December 31, 2007 compared to total assets of $280.0 million at December 31, 2006 represent investments in subsidiaries at equity and are equal to total stockholder’s equity. The Company’s net loss of $111.5 million for the year ended December 31, 2007 compared to $2.6 million for the five-month period ended December 31, 2006 represents its equity in undistributed net loss of subsidiaries. The Company had no cash flows for the year ended December 31, 2007, nor for the five months ended December 31, 2006.

The payments required under the long-term debt listed above during the years following December 31, 2007, are set forth below:

2008	$2,850
2009	2,850
2010	12,850
2011	2,850
2012	2,850
Thereafter	1,392,188

Long-term debt	$1,416,438

Interest expense was $137.0 million and $132.2 million of interest was paid during the year ended December 31, 2007. Interest expense was $47.1 million and $15.0 million of interest was paid during the five-month period ended December 31, 2006. In conjunction with the Acquisition, we assumed none of the historical debt of the Predecessor.

Amortization of debt issuance costs was $6.7 million for the year ended December 31, 2007, and is included in interest expense in the consolidated statement of operations. Amortization of debt issuance costs was $2.3 million for the five-month period ended December 31, 2006.

9. OTHER LIABILITIES

Other liabilities consist of the following:

(in thousands of U.S. dollars)	December 31, 2007	December 31, 2006
Asset retirement obligations	$11,614	$11,855
Pension benefit obligation	9,980	10,299
Deferred income taxes	8,144	8,144
Other, primarily environmental obligations	4,002	4,663

Other liabilities	$33,740	$34,961

10. RETIREMENT PLANS

Defined Benefit Plan

The Company maintains a defined benefit pension plan that provides retirement benefits to hourly employees in Androscoggin, Bucksport and Sartell hired prior to July 1, 2004. These employees generally are eligible to participate in the plan upon completion of one year of service and attainment of age 21. Employees hired after June 30, 2004, who are not eligible for this pension plan receive an additional company contribution to their savings plan (see “Other Plan”). The plan provides defined benefits based on years of credited services times a specified flat dollar benefit rate.

    The following table summarizes the net periodic benefit cost for the periods ended December 31, 2007 and 2006:

(In thousands of U.S. dollars)	Year Ended December 31, 2007	Five Months Ended December 31, 2006
Components of net periodic benefit cost:
Service cost	$5,278	$2,090
Interest cost	611	193
Expected return on plan assets	(229)	—
Amortization of prior service cost	785	327

Net periodic benefit cost	$6,445	$2,610

The following table provides detail on prior service cost and net actuarial gain (loss) recognized in accumulated other comprehensive income at December 31, 2007 and 2006:

(In thousands of U.S. dollars)	2007	2006
Amounts recognized in accumulated other comprehensive income:
Prior service cost	$7,803	$7,741
Net (gain) loss	(27)	—

The estimated prior service cost that will be amortized from accumulated other comprehensive income into net periodic pension cost during 2008 is $0.9 million. We expect no plan assets to be returned to the Company in 2008.

The Company makes contributions that are sufficient to fully fund its actuarially determined costs, generally equal to the minimum amounts required by the Employee Retirement Income Security Act (ERISA). The Company made contributions of $6.9 million in 2007, with $4.7 million attributable to the 2007 plan year and $2.2 attributable to the 2006 plan year. The Company made a contribution of $1.5 million in January 2008 attributable to the 2007 plan year. In 2008, the Company expects to make an additional contribution of $1.5 million related to the 2007 plan year and contributions of $6.3 million related to the 2008 plan year.

The following table sets forth a reconciliation of the plan’s benefit obligation plan assets and funded status at December 31, 2007 and 2006:

(In thousands of U.S. dollars)	Year Ended December 31, 2007	Five Months Ended December 31, 2006
Change in Projected Benefit Obligation:
Benefit obligation at beginning of period	$10,351	$—
Service cost	5,278	2,090
Interest cost	611	193
Plan amendments	846	—
Prior service liability	—	8,068
Actuarial (gain) loss	(341)	—
Benefits paid	(37)	—

Benefit obligation on December 31	$16,708	$10,351

Change in Plan Assets:
Plan assets at fair value, beginning of fiscal year	$—	$—
Actual net return on plan assets	(85)	—
Employer contributions	6,850	—
Benefits paid	(37)	—

Plan assets at fair value, end of fiscal year	6,728	—

Unfunded projected benefit obligation recognized on the Combined Balance Sheets as a long-term liability	$(9,980)	$(10,351)

The accumulated benefit obligation at December 31, 2007 and 2006 is $16.7 million and $10.4 million, respectively.

The following table summarizes expected future pension benefit payments:

(In thousands of U.S. dollars)
2008	$147
2009	299
2010	498
2011	741
2012	1,069
2013-2017	10,410

The Company evaluates its actuarial assumptions annually as of December 31, (the measurement date) and considers changes in those long-term factors based upon market conditions and the requirements of SFAS No. 87, “Employers’ Accounting for Pension.” These assumptions are used to calculate benefit obligations as of December 31 of the current year, and pension expense to be recorded for the following year. The discount rate assumption reflects the yield on a portfolio of high quality fixed-income instruments that have a similar duration to the plan’s liabilities. The expected long-term rate of return assumption reflects the average return expected on the assets invested to provide for the plan’s liabilities.

The actuarial assumptions used in the defined benefit pension plan were as follows:

	2007	2006
Weighted average assumptions used to determine benefit obligations as of December 31 measurement date:
Discount rate	6.00%	5.75%
Rate of compensation increase	N/A	N/A
Weighted average assumptions used to determine net periodic benefit cost for the fiscal year:
Discount rate	5.75%	5.75%
Rate of compensation increase	N/A	N/A
Expected long-term return on plan assets	8.00	N/A

The Company’s primary investment objective is to ensure, over the long-term life of the pension plan, an adequate pool of sufficiently liquid assets to support the benefit obligations. In meeting this objective, the pension plan seeks to achieve a high level of investment return through long-term stock and bond investment strategies, consistent with a prudent level of portfolio risk. Any volatility in investment performance compared to investment objectives should be explainable in terms of general economic and market conditions. It is not contemplated at this time that any derivative instruments will be used to achieve investment objectives. The expected return on plan assets assumption for 2008 will be 8.00 percent.

The following table provides the pension plan’s asset allocation on December 31, 2007:

	Targeted Allocation	% of Plan Assets on December 31
		2007	2006
Equity Securities
Large capital equity	26.4%	25.5%	N/A
Small capital equity	4.6	4.4	N/A
International equity	17.0	17.0	N/A

Other securities
Bond fund	47.0	48.2	N/A
Fixed income fund	5.0	4.9	N/A

Defined Contribution Plan

The Company sponsors a defined contribution plan to provide salaried and Quinnesec hourly employees an opportunity to accumulate personal funds and to provide additional benefits for retirement.

As determined by the provisions of the plan, the Company contributes annually a percentage of earnings. The percentage is based on age and years of credited service for employees hired prior to July 1, 2004 and a fixed percentage of earnings to employees hired after June 30, 2004. Expense under this plan was $8.6 million for the year ended December 31, 2007, and was $2.3 million for the five-month period ended December 31, 2006.

Other Plan

The Company sponsors a 401K plan to provide salaried and hourly employees an opportunity to accumulate personal funds and to provide additional benefits for retirement. Contributions may be made on a before-tax basis to the plan.

As determined by the provisions of the plan, the Company matches the employees’ basic voluntary contributions. Such contributions to the plans totaled approximately $2.5 million for the year ended December 31, 2007, and $2.3 million for the five months ended December 31, 2006.

11. MANAGEMENT EQUITY AWARDS

Certain members of management were granted the right to purchase “Class A” units of Verso Paper Management LP (a limited partner of the ultimate parent of the Company). For each “Class A” unit purchased, a specified number of “Class B” and “Class C” units were granted. The Class B units vest over a 5 year period, 20% at the end of each year of service. The Class C units will vest only if certain performance targets are met. Directors were granted “Class D” units of Verso Paper Management LP and these Class D units are vested at acquisition date.

The fair value of the Class D units granted to directors and restricted Class B units granted to management was approximately $0.3 million in 2007 and $1.4 million in 2006. Equity award expense of $0.6 million was recognized for the year ended December 31, 2007, while $0.4 million was recognized in the five months ended December 31, 2006. The remaining compensation expense will be recognized over the vesting period with the offsetting credit to Paid-in-Capital.

Assumptions applied under the Black-Scholes option pricing model are as follows: expected term of five years, volatility rate of 36.65% based on industry historical volatility rate, no expected dividends and average risk free rate of 4.7% in 2007 and 4.1% in 2006.

12. BUCKSPORT ENERGY ASSET INVESTMENT

The Company has a joint ownership interest with Bucksport Energy LLC, an unrelated third party, in a cogeneration power plant producing steam and electricity. The plant was built in 2000 by the two parties and is located in Bucksport, Maine. The plant supports the Bucksport paper mill. The mill owns 28% of the steam and electricity produced by the plant. The mill may purchase its remaining steam and electrical needs from the plant at market rates. Each owner, Verso Bucksport LLC and Bucksport Energy LLC, owns its proportional share of the assets. The Company accounts for this investment under the proportional consolidation method. Power generation and operating expenses are divided on the same basis as ownership. The Bucksport mill has cash which is restricted in its use and may be used only to fund the ongoing energy operations of this investment. Approximately $0.2 million of restricted cash is included in prepaid expenses and other assets in the accompanying combined balance sheet at December 31, 2007 and 2006. Balances included in the accompanying combined balance sheet related to this investment are as follows:

(in thousands of dollars)	December 31, 2007	December 31, 2006
Other receivables	$61	$59
Other current assets	256	259

Total current assets	$317	$318

Property, plant, and equipment	$10,301	$10,301
Accumulated depreciation	(807)	(237)

Net property, plant, and equipment	$9,494	$10,064

Current liabilities	$(84)	$(103)

13. DERIVATIVES

In the normal course of business, the Company utilizes derivatives contracts as part of its risk management strategy to manage our exposure to market fluctuations in energy prices. These instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet in accordance with generally accepted accounting principles. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. The Company manages credit risk by entering into financial instrument transactions only through approved counterparties. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in commodity prices. The Company manages market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken.

Derivative instruments are recorded on the balance sheet as other assets or other liabilities measured at fair value. Fair value is defined as the amount the Company would receive or pay in the market to replace the derivatives as of the valuation date. Fair value is determined using available market information. For a cash flow hedge accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. Cash flows from derivative contracts are reported as operating activities on the Statements of Cash Flows.

The Company enters into short-term, fixed-price swaps as hedges designed to mitigate the risk of changes in commodity prices for future purchase commitments. Fixed-price swaps involve the exchange of net cash settlements, based on changes in the price of the underlying commodity index compared to the fixed price offering, at specified intervals without the exchange of any underlying principal.

Effective November 1, 2007, the Company designated its hedge relationships as cash flow hedges under SFAS No. 133. For the period of time these hedge relationships were not designated under SFAS No. 133, the swaps were measured at fair value with gains or losses included in current earnings. Subsequent to designation, net losses attributable to effective hedging were recorded in accumulated other comprehensive income, and the ineffective portion continued to be recognized in cost of products sold.

In 2007 the Company entered into these energy swaps to fix the price of purchases of natural gas for consumption, with the objective of minimizing or protecting against the impact of adverse price changes in the energy market. However, we do not hedge the entire exposure of our operations from commodity price volatility for a variety of reasons. To the extent we do not hedge against commodity price volatility, our results of operations may be affected either favorably or unfavorably by a shift in the future price curve. During 2007, net settlements on these swaps resulted in an increase of $2.8 million in cost of products sold. On December 31, 2007, the fair values of these swaps were unrealized losses of $1.4 million. Net unrealized gains on open derivative contracts of $0.7 million were recognized in cost of products sold in 2007. In addition, net losses related to the effective portion of SFAS No. 133 hedges of $2.1 million were recorded in accumulated other comprehensive income on December 31, 2007. Net losses included in other comprehensive income on December 31, 2007, are expected to be reclassified into cost of products sold in the same period when the hedged cash flows affect earnings and will decrease income or increase expense on the respective hedged cash flows. Assuming no change in open cash flow derivative hedge positions, the net losses are expected to be reclassified into earnings within the next year.

14. RELATED PARTY TRANSACTIONS

In conjunction with the Acquisition, we entered into a transition service agreement with International Paper whereby International Paper will continue to provide certain services specified in the agreement that are necessary for us to run as a stand-alone business. The charges for the year ended December 31, 2007 were $4.7 million and were $6.1 million for the five-month period ended December 31, 2006. As of July 31, 2007, we substantially discontinued the usage of services under this agreement.

The Company had net sales to International Paper of approximately $191.4 million for the period ended December 31, 2007 and $71.5 million for the five months ended December 31, 2006. The Company had purchases from International Paper of approximately $17.2 million for the year ended December 31, 2007 and $2.5 million for the five months ended December 31, 2006.

In 2006, fees of $2.5 million were paid to Apollo as part of the Acquisition transaction costs. For subsequent periods, Apollo entered into a management agreement with us relating to the provision of certain financial and strategic advisory services and consulting services. The agreement expires on August 1, 2018. Under the agreement, we pay Apollo an annual fee for its consulting and advising services in an amount equal to the greater of $2.5 million and 1.25% of our Adjusted EBITDA, as defined in the indentures governing our outstanding notes. We paid Apollo an annual fee of $2.8 million for its management services and advice in 2007. Also, under the management agreement, at any time prior to the expiration of the agreement, Apollo has the right to act, in return for additional fees to be mutually agreed by the parties to the management agreement, as our financial advisor or investment banker for any merger, acquisition, disposition, finance or the like if we decide we need to engage someone to fill such role. In the event we are not able to come to an agreement with Apollo in connection with such role, at the closing of any merger, acquisition, disposition or financing or any similar transaction, we have agreed to pay Apollo a fee equal to 1% of the aggregate enterprise value (including the aggregate value of (x) equity securities, warrants, rights and options acquired or retained, (y) indebtedness acquired, assumed or refinanced and (z) any other consideration or compensation paid in connection with such transaction). In addition, upon the consummation of our initial public offering, Apollo has the right to terminate the annual fee arrangement for its consulting and advisory services in exchange for the present value of all future annual fee payments, estimated to be $23.1 million. In the event the annual fee arrangement is terminated in connection with our initial public offering, the management agreement will continue to be in effect and Apollo will continue to be entitled to receive fees for financial advisor or investment banking services Apollo may provide to us (including the 1% fee in the event we are not able to come to an agreement with Apollo in connection with any such role, as described above). We agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for losses relating to the services contemplated by the management agreement and the engagement of affiliates of Apollo pursuant to, and the performance by them of the services contemplated by, the management agreement.

Upon completion of the Acquisition, we entered into an agreement with International Paper’s Packaging business pursuant to which we will arrange for the sale of coated groundwood paper produced from one of its paper machines at its Pine Bluff, Arkansas, mill for a selling commission of 3%. This agreement will require that we sell 100% of the output of coated paper from this mill until the end of 2006 at then prevailing market price. The commission was approximately $0.9 million for the five months ended December 31, 2006.

15. RESTRUCTURING AND OTHER CHARGES

Restructuring and other charges are comprised of transition and other non-recurring costs associated with the acquisition and carve out of our operations from those of International Paper; including costs of a transition service agreement with International Paper, technology migration costs, consulting and legal fees, and other one-time costs related to us operating as a stand-alone business. The charges for the year ended December 31, 2007, were $19.4 million, which included $4.7 million of transition service agreement costs. The charges for the five-month period ended December 31, 2006 were $10.1 million which included $6.1 million of transition service agreement costs.

16. INCOME TAXES

The following is a summary of the components of the provision (benefit) for income taxes:

(In thousands of U.S. dollars)	Year Ended December 31, 2007	Five Months Ended December 31, 2006
Current tax (benefit):
U.S. federal	$—	$—
U.S. state and local	—	—

	$—	$—

Deferred tax provision:
U.S. federal	$(34,068)	$(706)
U.S. state and local	(6,428)	(165)

	(40,496)	(871)

Valuation allowance	40,496	871

Income tax provision	$—	$—

A reconciliation of income tax expense using the statutory federal income tax rate compared with actual income tax expense follows:

(In thousands of U.S. dollars)	Year Ended December 31, 2007	Five Months Ended December 31, 2006
Ended Tax at Statutory U.S. Rate of 34%	$(37,897)	$(785)
Increase (decrease) resulting from:
State income taxes (benefit)	(18)	(2)
Meals and entertainment	152	22
Nondeductible lobbying expenses	30	3
Other	—	—
Disallowed interest	1,479	—

Net permanent differences	1,643	23
State income taxes (benefit)	(4,242)	(109)
Valuation allowance	40,496	871

Total income tax provision	$—	$—

The following is a summary of the significant components of our deferred tax position:

(In thousands of U.S. dollars)	December 31, 2007	December 31, 2006
Deferred tax assets:
Compensation reserves	$1,175	$543
Inventory capitalization	1,018	1,064
Unrealized hedge losses	794	—
Pension	2,949	2,936
Net operating loss and credit carryforwards	95,986	5,834
Property, plant and equipment	—	11,211
Other	810	479

Gross deferred tax assets	102,732	22,067
Less: valuation allowance	(54,450)	(12,996)

Deferred tax assets, net of allowance	$48,282	$9,071

Deferred tax liabilities
Prepaid expenses	$(825)	$(1,418)
Intangible assets	(12,868)	(13,518)
Deferred repair charges	(2,021)	(2,279)
Property, plant and equipment	(40,436)	—
Other	(276)	—

Total deferred tax liabilities	(56,426)	$(17,215)

Net deferred taxes	$(8,144)	$(8,144)

The valuation allowance for deferred tax assets as of December 31, 2007 and 2006 was $54.4 million and $13.0 million respectively. The change in the valuation allowance of $41.4 million relates to the increase in net deferred tax assets for federal income taxes and for some states, since it is more likely than not that we will not recognize these benefits as defined in SFAS No. 109.

Income tax benefits related to the pension prior service liability have been credited to other comprehensive income. The benefits have been reduced by a valuation allowance of $2.9 million. Income tax benefits related to hedging activity have been credited to other comprehensive income, and the benefits have been reduced by a valuation allowance of $0.8 million. The portion of the valuation allowance for which subsequently recognized tax benefits will be allocated to reduce goodwill is $9.2 million.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon our current period loss and our lack of historical earnings, management believes it is more likely than not that the Company will not realize the benefits of those deductible differences, net of the existing valuation allowance on December 31, 2007.

The Company has federal net operating loss carryforwards totaling approximately $252.8 million and $15.3 million on December 31, 2007 and 2006 which will begin to expire in 2026.

The Company has state net operating loss carryforwards totaling approximately $252.8 million and $15.3 million on December 31, 2007 and 2006 which will begin to expire in 2011.

17. COMMITMENT AND CONTINGENCIES

Operating Leases—The Company has entered into operating lease agreements, which expire at various dates through 2013, related to certain machinery and equipment used in its manufacturing process. Rental expense under operating leases amounted to $5.8 million for the year ended December 31, 2007, and $2.2 million for the five months ended December 31, 2006.

The following, as of December 31, 2007, represents the future minimum rental payments due under non-cancelable operating leases that have initial or remaining lease terms in excess of one year.

(in thousands of U.S. dollars)
2008	$5,673
2009	4,683
2010	2,484
2011	1,385
2012	826
Thereafter	1,283

Total	$16,334

Purchase obligations—The Company has entered into unconditional purchase obligations in the ordinary course of business for the purchase of certain raw materials, energy, and services. At December 31, 2007, total unconditional purchase obligations were $123 million, due as follows: 2008–$48 million; 2009–$15 million; 2010–$12 million; 2011–$3 million; 2012–$3 million; and thereafter–$42 million.

Verso Paper Employee Severance Plan—Under the Verso Paper Employee Severance Plan, each of our named executive officers is eligible to receive a termination allowance in the event of a termination of employment due to certain events, including the executive’s job elimination, a facility closing, the executive’s disability, or the executive’s inability to perform the requisite duties of his position despite his reasonable efforts.

The termination allowance is a lump sum amount equal to the number of years or partial years of applicable service with the company, multiplied by the amount of two weeks of base salary. The termination allowance may not be less than the amount of four weeks of base salary. In addition to the termination allowance under the Verso Paper Employee Severance Plan, it is our practice to provide a pro rata amount of annual VIP bonus compensation that would have otherwise been paid to the executive officer if employment had continued through the end of the applicable calendar year.

Contingencies—Contingent liabilities arise in the ordinary course of business, including those related to litigation. Various claims are pending against the Company and its subsidiaries. Although the Company cannot predict the outcome of these claims, after consulting with counsel, management is of the opinion that when resolved, these claims will not have a material adverse effect on the combined financial statements of the Company.

In 2005, the Maine Department of Environmental Protection issued a wastewater discharge permit to International Paper for the Androscoggin mill. Shortly thereafter, International Paper, a local public utility company and several environmental interest groups challenged the terms of the permit in an administrative review proceeding before the Maine Board of Environmental Protection, or “BEP.” The review of the Androscoggin mill’s permit was consolidated with reviews of other parties’ permits affecting water quality in the portion of the Androscoggin River downstream from our mill. In February 2008, the BEP issued a final order that imposed more stringent limits on the wastewater discharges from the Androscoggin mill.

In connection with the Acquisition, we assumed a twelve-year supply agreement with Thilmany LLC for the products produced from our paper machine No. 5 at the Androscoggin mill. This agreement requires Thilmany to pay us a variable charge for the paper purchased and a fixed charge for the availability of the No. 5 paper machine. We are responsible for the No. 5 machine’s routine maintenance and Thilmany is responsible for any capital expenditures specific to the machine. As defined in the agreement, Thilmany has the right to terminate the agreement if certain events occur.

18. INFORMATION BY INDUSTRY SEGMENT

The Company operates in three operating segments, Coated and supercalendered papers, Hardwood market pulp, and Other, consisting of specialty industrial paper and the fiber farm. The Company operates in one geographic segment, the United States. The Company’s core business platform is as a producer of coated freesheet, coated groundwood, and uncoated supercalendared papers. These products serve customers in the catalog, magazine, inserts, and commercial print markets.

The following table summarizes the industry segments for the period ended December 31, 2007 and 2006:

(In thousands of U.S. dollars)	Year Ended December 31, 2007	Five Months Ended December 31, 2006
Net Sales:
Coated and supercalendered	$1,443,170	$631,897
Hardwood market pulp	148,007	58,405
Other	37,576	16,531

Total	$1,628,753	$706,833

Operating Income:
Coated and supercalendered	$(1,506)	$35,319
Hardwood market pulp	35,808	10,475
Other	(4,333)	(1,093)

Total	$29,969	$44,701

Depreciation and Amortization:
Coated and supercalendered	$102,161	$39,894
Hardwood market pulp	18,278	7,527
Other	2,730	909

Total	$123,169	$48,330

Capital Spending:
Coated and supercalendered	$65,179	$26,243
Hardwood market pulp	2,649	814
Other	3,036	733

Total	$70,864	$27,790

19. SUBSEQUENT EVENT

The financial statements give retroactive effect to the 38,047-for-1 stock split of the Company’s common stock in connection with an initial public offering.

COATED AND SUPERCALENDERED PAPERS DIVISION OF

INTERNATIONAL PAPER COMPANY (PREDECESSOR)

Notes to Combined Financial Statements

As of December 31, 2005

and for the Year Ended December 31, 2005

and for the Seven-Month Period Ended July 31, 2006

1. BASIS OF PRESENTATION

The accompanying combined financial statements have been prepared from the separate records maintained by the Coated and Supercalendered Papers Division and International Paper Company and include allocations of certain IPCO corporate costs and expenses. The liabilities associated with the IPCO corporate costs and expenses have not been allocated to the Division in the accompanying combined balance sheets. These costs and obligations are those of IPCO, not the Division. These liabilities primarily include workers compensation and general liability insurance reserves, payroll taxes and pension, postretirement and postemployment liabilities. In accordance with SFAS No. 57, Related Party Disclosures, related party transactions cannot be presumed to be carried out on an arm’s-length basis as the requisite conditions of competitive, free-market dealing may not exist. These combined financial statements may not necessarily be indicative of the conditions that would have existed, or the results of operations that would have resulted, had the Division been operated as an unaffiliated company.

The Coated and Supercalendered Papers Division of International Paper Company (the “Predecessor” or the “Division”) operates in three operating segments: coated and supercalendered papers; hardwood market pulp; and other, consisting of uncoated copy paper and specialty industrial paper. The Division’s core business platform is as a producer of coated freesheet, coated groundwood, and uncoated supercalendered papers. These products serve customers in the catalog, magazine, inserts, and commercial print markets. The Division includes mills and related woodyards in Bucksport and Jay, Maine; Quinnesec, Michigan; and Sartell, Minnesota. The Division also includes investments in two energy producing assets located at the Bucksport and Jay, Maine, facilities.

During the periods presented, the Division was under the control of International Paper Company (IPCO). The operating results and financial position of the Division were impacted by the nature of this relationship (see Note 4).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue Recognition—Sales are reported net of rebates, allowances and discounts. Revenue is recognized when the customer takes title and assumes the risks and rewards of ownership. Revenue is recorded at the time of shipment for terms designated f.o.b. (free on board) shipping point. For sales transactions designated f.o.b. destination, which include export sales, revenue is recorded when the product is delivered to the customer’s site and when title and risk of loss are transferred.

Shipping and Handling Costs—Shipping and handling costs, such as freight to customer destinations, are included in cost of products sold in the accompanying combined statements of operations. These costs, when included in the sales price charged for the Division’s products, are recognized in net sales.

Annual Maintenance Costs—Annual maintenance costs for major planned maintenance shutdowns in excess of $1.0 million are expensed ratably over the year in which the maintenance shutdowns occur since the Company believes that operations benefit throughout the year from the maintenance work performed. These costs, including manufacturing variances and out-of-pocket costs that are directly related to the shutdown, are fully expensed in the year of the shutdown with no amounts remaining accrued at year-end. Other maintenance costs are expensed as incurred.

Affiliate Transactions—All intradivision transactions have been eliminated (see Note 4).

Cash—Cash includes highly liquid investments with a maturity of three months or less at the date of purchase.

Fair Value of Financial Instruments—Due to the short maturities of the Division’s receivables and payables, the carrying values of these financial instruments approximate their fair values. The fair value of the Division’s debt is estimated based on current rates offered for debt of the same maturity.

Concentrations of Credit Risk—Financial instruments, which consist primarily of trade accounts receivable, expose the Division to concentrations of credit risk. The Division continually monitors the creditworthiness of its customers to whom credit is granted in the normal course of business.

The Division establishes its allowance for doubtful accounts based upon factors surrounding the credit risks of specific customers, historical trends, and other information. Bad debt expense was approximately $1.0 million for the seven months ended July 31, 2006 and approximately $0.2 million for the year ended December 31, 2005.

Inventories and Replacement Parts and Other Supplies—Inventory values include all costs directly associated with manufacturing products: materials, labor, and manufacturing overhead. These values are presented at the lower of cost or market. Costs of raw materials, work-in-progress, and finished goods are determined using the first-in, first-out method. Replacement parts and other supplies are stated using the average cost method.

Plant, Property, and Equipment—Plant, property, and equipment is stated at cost, net of accumulated depreciation. Interest is capitalized on projects meeting certain criteria and is included in the cost of the assets. The capitalized interest is depreciated over the same useful lives as the related assets. Expenditures for major repairs and improvements are capitalized, whereas normal repairs and maintenance are expensed as incurred.

Depreciation and amortization are computed using the units of production method for paper machines and related equipment and the straight line method for all other assets over the assets’ estimated useful lives. The useful life of machinery and equipment is not expected to differ significantly between the units of production method and the straight line method.

Estimated useful lives are as follows:

Years
Building	20–40
Machinery and equipment	10–20
Furniture and office equipment	3–10
Computer hardware	3–6
Leasehold improvements	Over the terms of the leases or the useful life of the improvements.

Capitalized Software—Software is capitalized and amortized over its anticipated useful life, approximately three years. Approximately $0.6 million of software amortization is reflected in depreciation and amortization expense for 2005. Software is fully amortized as of December 31, 2005.

Impairment of Long-Lived Assets—Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances that indicate that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at estimated fair value, determined principally using discounted cash flows.

Asset Retirement Obligations—In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Asset Retirement Obligations, a liability and an asset are recorded equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists. The liability is accreted over time, and the asset is depreciated over its useful life. The Division’s asset retirement obligations under this standard relate to closure and post-closure costs for landfills.

Income Taxes—The Division’s operating results are included in the income tax returns of IPCO. For the operating results included in the IPCO income tax returns, a charge in lieu of income taxes has been allocated by IPCO to the Division, representing a portion of IPCO’s consolidated tax provision. This tax rate considers IPCO’s federal rate and the state tax apportionment of the various states in which the Division operates. The rate may be different than that determined if the Division were an incorporated entity computing its taxes on a separate return basis.

Environmental Costs and Obligations—Costs associated with environmental obligations, such as remediation or closure costs, are accrued when such costs are probable and reasonably estimable. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental obligations are discounted to their present value when the expected cash flows are reliably determinable.

3. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

Interest payments for the seven months ended July 31, 2006, were $7.6 million and were $15.2 million for the year ended December 31, 2005. Total interest expense was $8.4 million for the seven months ended July 31, 2006 and was $14.8 million for the year ended December 31, 2005. In conjunction with the Acquisition, Verso Paper Corp. assumed none of historical debt associated with the Predecessor.

Interest costs related to the development of certain long–term assets are capitalized and amortized over the related assets’ estimated useful lives. Allocated capitalized net interest costs from IPCO to the Division were $0.2 million in 2005.

4. TRANSACTIONS WITH IPCO AND AFFILIATES

Certain services are provided to the Division by IPCO, including corporate management, legal, accounting and tax, treasury, payroll and benefits administration, certain incentive compensation, risk management, information technology and centralized transaction processing. These expenses are included in Selling, general and administrative expenses and Cost of products sold in the accompanying combined statements of operations. Expenses for such corporate services included in Selling, general and administrative expenses totaled $25.5 million for the seven months ended July 31, 2006 and $35.7 million for the year ended December 31, 2005. Expenses for such corporate services in Cost of products sold totaled $6.2 million for the seven months ended July 31, 2006, and $8.3 million for the year ended December 31, 2005. These costs are allocated from IPCO to the Division based on various methods, including direct consumption, percent of capital employed, and number of employees.

Substantially, all employees hired prior to July 2004, and retirees of the Division, participate in IPCO’s pension plans and are eligible to receive retirement benefits. IPCO allocates service cost to the Division based upon a percent-of-pay for salaried employees and a calculated flat amount for hourly employees. During the seven-month period ended July 31, 2006, IPCO allocated periodic pension costs to the Division of $7.5 and during the year ended December 31, 2005, IPCO allocated periodic pension costs to the Division of $9.1 million.

IPCO provides certain retiree health care and life insurance benefits to a majority of the Division’s salaried employees and certain of the Division’s hourly employees. IPCO allocates postretirement benefit costs to the Division based upon a percent-of-pay for salaried employees and a calculated flat amount for hourly employees. During the seven month period ended July 31, 2006, IPCO allocated postretirement benefit costs to the Division of $0.8 million and during the year ended December 31, 2005, IPCO allocated postretirement benefit costs to the Division of $2.7 million.

The Division had net sales to IPCO of approximately $83.8 million for the seven months ended July 31, 2006, and $167.9 million for the year ended December 31, 2005. The Division had purchases from IPCO of approximately $119.5 million for the seven months ended July 31, 2006, and $198.2 million for the year ended December 31, 2005.

5. INCOME TAXES

The results of operations of the Division are included in the income tax returns of IPCO. In the accompanying combined financial statements, the Division has reflected U.S. federal and state income tax expense on its gains based on an allocated rate of 39.4% for seven months ended July 31, 2006, and for the year ended December 31, 2005. The Division settles the current amount due to/from IPCO through the Divisional control account. Income taxes have been provided for all items included in the historical statements of income included herein, regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded.

6. DIVISIONAL CONTROL ACCOUNT

C&SC Papers operates as a division of IPCO. Accordingly, certain operating, financing, and investing activities of the Division are funded through inter-divisional transactions with IPCO and its other operating divisions and subsidiaries. The accompanying combined balance sheets reflect these amounts in the Divisional control account.

Intercompany sales and purchases with wholly-owned entities of IPCO may result in payables or receivables that have not been settled through the divisional control account at July 31, 2006, and December 31, 2005. Such amounts are reported separately from the divisional control account. Trade and non-trade transactions that involve U.S. locations are allowed to accumulate in the intercompany accounts. Trade transactions involving non-U.S. locations are settled with cash according to the terms of the sale. Non-trade transactions involving non-U.S. locations are settled with cash by the end of each calendar quarter. There has been no direct interest income or expense allocated to the Division by IPCO with respect to the Divisional control account or other net receivables or payables due to/from IPCO.

The changes in the Divisional control account are as follows:

	Seven Months Ended July 31, 2006	Year Ended December 31, 2005
Balance at January 1	$1,039,988	$1,075,254
Net Income	10,757	27,550
Contribution of net assets by IPCO(1)	13,342	—
Funding (distributed to) provided by IPCO	7,105	(62,816)

Balance—End of Period	$1,071,192	$1,039,988

(1)	In July 2006, IPCO transferred woodyard logs inventory and related assets to the Division with a book value of $13.3 million.

7. RESTRUCTURING AND OTHER CHARGES

In March 2005, IPCO announced the indefinite shutdown of the No. 1 paper machine at the Jay, Maine mill. Effective December 2005, IPCO permanently decommissioned the No. 1 paper machine and began conversion of it to a pulp dryer. A charge of $6.6 million for severance and related costs was recorded related to the termination of approximately 90 employees. Severance totaling $4.1 million and $0.8 million was paid to employees in December 2005 and January 2006, respectively. In addition, a charge of $3.2 million for an asset impairment was recorded for the No. 1 paper machine and related assets. This machine was a component of the Other operating segment until December 2005 when it was reclassified to the Pulp operating segment.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Division has entered into operating lease agreements, which expire at various dates through 2013, related to certain machinery and equipment used in its manufacturing process. Rental expense under operating leases amounted to $13.3 million for the year ended December 31, 2005.

The building and land related to the Sartell mill No. 3 paper machine are leased under a long-term operating lease. The lease was remeasured to fair value upon IPCO’s acquisition of Champion International Corporation resulting in an unfavorable fair value adjustment which is being amortized as rent expense over the life of the lease.

Pulp purchase commitment—In December 2004, IPCO entered into a 10-year pulp purchase agreement with the buyer of IPCO’s former Weldwood business. This take-or-pay agreement requires IPCO to purchase 170,000 tons of NBSK pulp at market prices at the time of order and IPCO has allocated approximately 110,000 tons of the required purchases to the Division. In 2005, pulp prices under this agreement ranged between $500 per ton and $550 per ton with an average of approximately $525 per ton. This purchased pulp represents approximately one-third of the Division’s purchased pulp needs. This agreement is transferable with appropriate consent from the seller.

Wood Supply Agreement—IPCO’s Forest Resources business supplies the Division’s mills with their fiber needs at market prices. The Division’s mills receive fiber in various forms (chips, tree length, and custom cut) and species: softwood (pine, spruce, and fir) and hardwood (aspen, maple, and oak). In December 2004, IPCO completed the sale of 1.1 million acres of forestlands in Maine and New Hampshire. As part of that sale, IPCO also entered into a 50-year wood supply agreement. The wood supply agreement covers the Division’s Bucksport and Jay, Maine mills. Wood is delivered at market prices in effect at the time of delivery to the mills. IPCO must purchase a base volume as defined in the agreement and also has the ability to purchase additional wood fiber, defined as “option” volume. The volumes, base and option, are computed as a percentage of the estimated annual harvest. Base volume per year is approximately 310,000 tons, which is roughly 13% of the mills’ wood needs. The agreement includes a limitation of damages section under which IPCO’s maximum potential damages for a default are $15.00 per ton of wood delivered in the first year. This amount is approximately $4.7 million. The supply agreement is assignable by either party with mutual consent.

Androscoggin—PM 5 Agreement—In June 2005, IPCO sold its Industrial Papers business. As part of this transaction, IPCO and the Division entered into a 12-year contract manufacturing arrangement with the buyer, Thilmany LLC. (“Thilmany”), for production from the Jay, Maine mill’s No. 5 paper machine. IPCO deferred approximately $32.5 million of the sales proceeds, to reflect the contract manufacturing agreement. The deferred proceeds are earned by IPCO as volume is produced in accordance with the contract manufacturing agreement. This agreement requires Thilmany to pay the Division a variable charge for the paper purchased and a fixed charge for the availability of the No. 5 paper machine. The deferred amount and related amortization are obligations of IPCO and are not recorded on the Division’s financial statements. The Division’s sales of paper produced on the No. 5 paper machine were approximately $41.8 million for the year ended December 31, 2005. Prior to June 2005, the sales from No. 5 paper machine were primarily to IPCO’s Industrial Paper’s Division. The Division is responsible for the No. 5 paper machine’s routine maintenance capital, and Thilmany is responsible for any capital expenditures specific to the No. 5 paper machine. As defined in the agreement, Thilmany has the right to terminate the agreement if certain events occur, such as IPCO’s failure to produce product for a 75-day consecutive period. Following a 30-day period after such a failure to produce, IPCO would be subject to a penalty payment based on the prior 12-month EBITDA from products produced on the machine multiplied by a factor. The factor at the beginning of the agreement is five and decreases ratably over the life of the agreement. Thilmany has not notified IPCO or the Division of any failure to perform and no liability is accrued. The agreement is transferable with appropriate consent from Thilmany.

Litigation—In March 2006, the Division received approximately $1.0 million from Androscoggin Energy LLC (“AELLC”), as a result of the settlement of a billing dispute. AELLC was a supplier of energy to the Jay, Maine facility that ceased operations in November 2004 and filed for Chapter 11 bankruptcy.

The Division has various other lawsuits, claims, and contingent liabilities arising from the conduct of its business; however, in the opinion of management, they are not expected to have a material adverse effect on the combined results of operations, cash flows, or financial position of the Division.

9. INFORMATION BY INDUSTRY SEGMENT

The Division operates in three operating segments, Coated and supercalendered papers, Hardwood market pulp, and Other, consisting of uncoated copy paper and specialty industrial paper. The Division operates in one geographic segment, the United States. The Division’s core business platform is as a producer of coated freesheet, coated groundwood, and uncoated supercalendered papers. These products serve customers in the catalog, magazine, inserts, and commercial print markets.

For management purposes, the operating performance of the Division is reported based on earnings before interest and taxes, excluding the cumulative effect of accounting changes:

	Seven Months Ended July 31, 2006	Year Ended December 31, 2005
Net Sales:
Coated	$793,308	$1,402,958
Pulp	88,634	139,825
Other	22,475	61,063

Total	$904,417	$1,603,846

Operating Income (Loss):
Coated	$14,971	$78,827
Pulp	10,346	10,893
Other	825	(29,473)

Total	$26,142	$60,247

Depreciation and Amortization:
Coated	$60,881	$107,623
Pulp	10,417	16,282
Other	1,376	5,450

Total	$72,674	$129,355

Property, Plant, and Equipment:
Coated		$1,064,760
Pulp		207,438
Other		14,844

Total		$1,287,042

Capital Spending:
Coated	$26,449	$47,088
Pulp	839	5,286
Other	367	722

Total	$27,655	$53,096

10. SUBSEQUENT EVENT INFORMATION

On August 1, 2006, IPCO completed the previously announced sale of the Division to Verso Paper LLC, an affiliate of Apollo Management, L.P., for approximately $1.4 billion. The purchase price was paid partially in cash and partially through a 10% limited partnership interest in Verso Paper Investments LP, Verso Paper LLC’s indirect parent company.

VERSO PAPER CORP.

UNAUDITED CONDENSED COMBINED BALANCE SHEETS

(In thousands of U.S. dollars)	March 31, 2008	December 31, 2007
ASSETS
Current Assets:
Cash	$19,727	$58,533
Accounts receivable—net	136,549	121,189
Accounts receivable from International Paper Company—net	11,034	12,318
Inventories	136,605	119,620
Prepaid expenses and other assets	3,337	3,935

Total Current Assets	307,252	315,595
Property, plant and equipment—net	1,143,754	1,160,239
Reforestation	11,322	11,144
Intangibles and other assets—net	100,169	97,785
Goodwill	18,695	18,695

Total Assets	$1,581,192	$1,603,458

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$125,636	$128,372
Accounts payable to International Paper Company	4,324	3,872
Accrued liabilities	71,653	93,012
Short-term borrowings	3,975	3,125
Current maturities of long-term debt	2,850	2,850

Total Current Liabilities	208,438	231,231
Long-term debt	1,412,875	1,413,588
Other liabilities	34,794	33,740

Total Liabilities	1,656,107	1,678,559
Commitments and contingencies (Note 11)	—	—
Stockholders’ Equity
Common stock—par value $0.01 (250,000,000 shares authorized and 38,046,647 shares issued and outstanding)	380	380
Paid-in-capital	48,566	48,489
Retained deficit	(117,220)	(114,100)
Accumulated other comprehensive loss	(6,641)	(9,870)

Total Stockholders’ Equity	(74,915)	(75,101)

Total Liabilities and Stockholders’ Equity	$1,581,192	$1,603,458

See notes to unaudited condensed combined financial statements.

VERSO PAPER CORP.

UNAUDITED CONDENSED COMBINED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007
Net sales	$453,907	$359,806

COSTS AND EXPENSES:
Cost of products sold—(exclusive of depreciation and amortization)	375,446	316,351
Depreciation and amortization	32,144	29,602
Selling, general and administrative expenses	14,194	11,167
Restructuring and other charges	1,718	5,273

OPERATING INCOME (LOSS)	30,405	(2,587)
Interest income	(191)	(921)
Interest expense	33,716	33,747

LOSS BEFORE INCOME TAXES	(3,120)	(35,413)
INCOME TAX EXPENSE	—	—

NET LOSS	$(3,120)	$(35,413)

Loss per share	$(0.08)	$(0.93)
Common shares outstanding	38,046,647	38,046,647

Included in the financial statement line items above are related-party transactions as follows (Notes 9 and 10):
Net sales	$36,189	$33,458
Purchases included in cost of products sold	1,039	1,301
Restructuring and other charges	847	2,940

See notes to unaudited condensed combined financial statements.

VERSO PAPER CORP.

UNAUDITED CONDENSED COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIODS ENDED MARCH 31, 2008 AND 2007

(In thousands of U.S. dollars)	Common Stock	Paid-in- Capital	Retained (Deficit)	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Beginning balance—January 1, 2007	$380	$290,017	$(2,637)	$(7,741)	$280,019
Cash distributions	—	(242,152)	—	—	(242,152)
Net loss	—	—	(35,413)	—	(35,413)
Other comprehensive income:
Prior service cost amortization	—	—	—	196	196

Comprehensive income (loss)	—	—	(35,413)	196	(35,217)

Equity award expense	—	395	—	—	395

Ending balance—March 31, 2007	$380	$48,260	$(38,050)	$(7,545)	$3,045

Beginning balance—January 1, 2008	$380	$48,489	$(114,100)	$(9,870)	$(75,101)
Net loss	—	—	(3,120)	—	(3,120)
Other comprehensive income:
Net unrealized gains on derivative financial instruments	—	—	—	3,011	3,011
Prior service cost amortization	—	—	—	218	218

Comprehensive income (loss)	—	—	(3,120)	3,229	109

Equity award expense	—	77	—	—	77

Ending balance—March 31, 2008	$380	$48,566	$(117,220)	$(6,641)	$(74,915)

See notes to unaudited condensed combined financial statements.

VERSO PAPER CORP.

UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007
Cash Flows From Operating Activities:
Net loss	$(3,120)	$(35,413)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization and depletion	32,189	29,602
Amortization of debt issuance costs	1,703	1,598
Loss on disposal of fixed assets	117	91
Other—net	2,841	260
Changes in assets and liabilities:
Accounts receivable	(14,076)	20,426
Inventories	(16,986)	(36,940)
Prepaid expenses and other assets	(5,114)	121
Accounts payable	(2,284)	(40,223)
Accrued liabilities	(21,397)	(16,112)

Net cash used in operating activities	(26,127)	(76,590)

Cash Flows From Investing Activities:
Proceeds from sale of fixed assets	—	—
Capital expenditures	(12,816)	(11,024)

Net cash used in investing activities	(12,816)	(11,024)

Cash Flows From Financing Activities:
Repayments of debt	(713)	(713)
Proceeds from debt issuance	—	250,000
Equity distributions	—	(242,152)
Short-term borrowings	850	200
Debt issuance costs	—	(7,750)

Net cash provided by (used in) financing activities	137	(415)

Net decrease in cash	(38,806)	(88,029)
Cash at beginning of period	58,533	112,479

Cash at end of period	$19,727	$24,450

See notes to unaudited condensed combined financial statements.

VERSO PAPER CORP.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS AS OF MARCH 31, 2008,

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

1. BACKGROUND AND BASIS OF PRESENTATION

The accompanying combined financial statements include the accounts of Verso Paper One Corp. (which has been renamed Verso Paper Corp.), Verso Paper Two Corp., Verso Paper Three Corp., Verso Paper Four Corp., and Verso Paper Five Corp. (collectively, the “Company”), legal entities under common control of Verso Paper Management LP.

Unless otherwise noted, the terms the “Company”, “we”, “us” and “our” refer collectively to Verso Paper Corp. after giving effect to the consummation of the Acquisition (as defined below). References to the “Division” or “Predecessor” refer to the Coated and Supercalendered Papers Division of International Paper Company (“International Paper”).

On August 1, 2006, we acquired the assets and certain of the liabilities of the Division from International Paper including the mills located in Jay, Maine, Bucksport, Maine, Quinnesec, Michigan and Sartell, Minnesota, together with other related facilities and assets and certain administrative and sales and marketing functions (collectively, the “Acquisition”) pursuant to an Agreement of Purchase and Sale we entered into with International Paper on June 4, 2006.

We were formed by Apollo Management, L.P. and its affiliates (“Apollo”) for the purpose of consummating the Acquisition. In connection with the Acquisition we issued a total of $1,185 million of debt (the “Financing”), consisting of a $285 million in aggregate principal amount term loan B (the “Term Loan B”), $600 million of second-priority senior secured notes, and $300 million of senior subordinated notes. We also raised a $200 million revolving credit facility (together with Term Loan B, the “senior secured credit facilities”), which was undrawn at the closing of the Acquisition. In addition to the Financing, affiliates of Apollo, International Paper and certain members of our senior management contributed approximately $289 million of equity to our parent companies. As used in this report, the term “Acquisition” means collectively, the Acquisition and the Financing.

In addition, we acquired the assets and certain liabilities of Hybrid Poplar Fiber Farm (“Fiber Farm”) of International Paper as of August 1, 2006, for $10 million.

Included in this report are the financial statements of Verso Paper Corp. for the three-month periods ended March 31, 2008 and 2007. In the opinion of Management, the accompanying unaudited combined financial statements include all adjustments that are necessary for the fair presentation of Verso Paper Corp. financial position, results of operations, and cash flows for the interim periods presented. Except as disclosed in the Notes to the unaudited combined financial statements, such adjustments are of a normal, recurring nature. Results for the periods ended March 31, 2008 and 2007, may not necessarily be indicative of full-year results. It is suggested that these financial statements be read in conjunction with the Company’s audited combined financial statements and notes thereto as of December 31, 2007.

Verso Paper Corp., indirect parent company of Verso Paper Finance Holdings LLC and Verso Paper Holdings LLC and a subsidiary of Verso Paper Management LP operates in three operating segments: coated and supercalendared papers; hardwood market pulp; and other, consisting of specialty industrial paper. The Company’s core business platform is as a producer of coated freesheet, coated groundwood, and uncoated supercalendered papers. These products serve customers in the catalog, magazine, inserts, and commercial print markets. The Company includes mills and related woodyards in Bucksport and Jay, Maine; Quinnesec, Michigan; and Sartell, Minnesota. The Company also includes an investment in an energy producing asset located at the Bucksport, Maine, facility and a hardwood plantation located near Alexandria, Minnesota.

2. RECENT ACCOUNTING DEVELOPMENTS

Derivatives and Hedging Activities—In March 2008, the Financial Accounting Standards Board, or FASB, issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Since SFAS No. 161 only addresses disclosure requirements, the adoption of SFAS No. 161 will have no impact on our combined results of operations or combined financial position.

Business Combinations—In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations. SFAS No. 141-R establishes principles and requirements for how an acquirer recognizes and measures identifiable assets acquired, liabilities assumed and noncontrolling interests; recognizes and measures goodwill acquired in a business combination or gain from a bargain purchase; and establishes disclosure requirements. SFAS No. 141-R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company will apply the provisions of SFAS No. 141-R to any future acquisitions.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective, on a prospective basis, for fiscal years, and interim periods within those years, beginning on or after December 15, 2008. The presentation and disclosure requirements for existing minority interests should be applied retrospectively for all periods presented. Early adoption is prohibited. The impact of adopting SFAS No. 160 is not expected to have a material impact on the Company’s combined results of operations or combined financial position.

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115, which permits an entity to measure certain financial assets and financial liabilities at fair value. The Statement’s objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. The Statement was effective as of the beginning of an entity’s fiscal year beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a material impact on the Company’s combined results of operations or combined financial position.

Fair Value Measurements—In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 does not address “what” to measure at fair value; instead, it addresses “how” to measure fair value. SFAS No. 157 applies (with limited exceptions) to existing standards that require assets and liabilities to be measured at fair value. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data and requires new disclosures for assets and liabilities measured at fair value based on their level in the hierarchy. SFAS No. 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007. However, FSP 157-2, “Effective Date of FASB Statement No. 157,” delayed the implementation of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to years beginning after November 15, 2008. The impact of adopting the initial provisions of SFAS No. 157 did not have a material impact on the Company’s combined results of operations or combined financial position. The impact of adopting the remaining provisions of SFAS No. 157 is not expected to have a material impact on the Company’s combined results of operations or combined financial position.

Sales, Use and Excise Taxes—In June 2006, the FASB ratified the consensuses reached by the Emerging Issues Task Force in Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is, Gross Versus Net Presentation). Issue No. 06-3 requires disclosure of an entity’s accounting policy regarding the presentation of taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer, including sales, use, value added and some excise taxes. The Company presents such taxes on a net basis (excluded from revenues and costs). The adoption of Issue No. 06-3 in 2007 had no impact on the Company’s combined results of operations or combined financial position.

Accounting for Uncertainty in Income Taxes—In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on description, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Company applied the provisions of this interpretation beginning January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company’s combined results of operations or combined financial position.

3. ACQUISITION

On August 1, 2006, Verso Paper Corp. acquired the Division from International Paper. The purchase price for the Division as of the acquisition date was $1.4 billion. The purchase price was paid partially in cash and partially through a 10% limited partnership interest in Verso Paper Investments, LP., Verso Paper Corp.’s indirect parent company. The acquisition agreement contains various representations, warranties and covenants customary to transactions of this type.

On August 1, 2006, Verso Paper Corp. acquired Fiber Farm, a hardwood plantation owned by International Paper. The purchase price for Fiber Farm as of the acquisition date was $10 million.

4. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

Inventories by major category include the following:

(In thousands of U.S. dollars)	March 31, 2008	December 31, 2007
Raw materials	$22,213	$19,918
Woodyard logs	11,194	3,209
Work-in-process	23,085	19,565
Finished goods	53,526	48,167
Replacement parts and other supplies	26,587	28,761

Inventories	$136,605	$119,620

On March 31, 2008, the Company had approximately $0.8 million of restricted cash reflected in Other assets related to an asset retirement obligation in the state of Michigan. This cash deposit is required by the state and may only be used for the future closure of a landfill. The following table presents an analysis related to the company’s asset retirement obligations included in Other liabilities in the accompanying condensed combined balance sheets:

(In thousands of U.S. dollars)	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007
Asset retirement obligations, January 1	$11,614	$11,855
New liabilities	1,091	310
Accretion expense	156	143
Settlement of existing liabilities	(159)	(36)
Adjustment to existing liabilities	2,273	104

Asset retirement obligations, March 31	$14,975	$12,376

Depreciation expense was $30.5 million and $29.3 million for the three-month periods ended March 31, 2008 and 2007, respectively.

5. INTANGIBLES & OTHER ASSETS

Intangibles and other assets consist of the following:

(In thousands of U.S. dollars)	March 31, 2008	December 31, 2007
Amortizable intangible assets:
Customer relationships—net of accumulated amortization of $2.2 million and $1.8 million, respectively	$11,107	$11,470
Patents—net of accumulated amortization of $0.19 million and $0.16 million, respectively	956	985

Total amortizable intangible assets	12,063	12,455
Unamortizable intangible assets:
Trademarks	21,473	21,473

Other assets:
Financing costs-net of accumulated amortization of $10.7 million and $9.1 million, respectively	41,686	43,410
Deferred major repair	4,227	5,328
Deferred software cost-net of accumulated amortization of $1.7 million and $1.3 million, respectively	3,362	3,765
Replacement parts-net	6,435	4,932
Other	10,923	6,422

Total other assets	66,633	63,857

Intangibles and other assets	$100,169	$97,785

Approximately $0.4 million and $0.2 million of intangible amortization are reflected in depreciation and amortization expense for the three-month periods ended March 31, 2008 and 2007, respectively.

Estimated amortization expense of intangibles for the remainder of 2008 is expected to be $1.2 million and is expected to be approximately $1.4 million, $1.3 million, $1.1 million and $.9 million for the twelve-month periods of 2009, 2010, 2011 and 2012, respectively.

Software cost incurred as part of a major systems project was capitalized and is being amortized over its anticipated useful life of approximately three years. Approximately $0.4 million and $0.2 million of software amortization are reflected in depreciation and amortization expense for the three-month periods ended March 31, 2008 and 2007, respectively.

6. LONG-TERM DEBT

A summary of long-term debt is as follows:

(In thousands of U.S. dollars)	Maturity	Rate	March 31, 2008	December 31, 2007
Fiber Farm Term Loan	8/1/2010	LIBOR + 3.00%	$10,000	$10,000
First Priority Term Loan B	8/1/2013	LIBOR + 1.75%	255,725	256,438
Second Priority Senior Secured Notes—Fixed	8/1/2014	9.13%	350,000	350,000
Second Priority Senior Secured Notes—Floating	8/1/2014	LIBOR + 3.75%	250,000	250,000
Senior Subordinated Notes	8/1/2016	11.38%	300,000	300,000
Senior Unsecured Term Loan	2/1/2013	LIBOR + 6.25%	250,000	250,000

			1,415,725	1,416,438
Less current maturities			(2,850)	(2,850)

Long-term debt			$1,412,875	$1,413,588

Interest expense was $32.5 million while $51.1 million of interest was paid during the three-month period ended March 31, 2008. Interest expense was $32.2 million while $44.3 million of interest was paid during the three-month period ended March 31, 2007.

Amortization of debt issuance costs was $1.7 million and $1.6 million for the three-month periods ended March 31, 2008 and 2007, respectively, and is included in interest expense in the accompanying condensed combined statements of operations.

In January 2007, Verso Paper Finance Holdings LLC entered into a $250 million senior unsecured floating-rate term loan facility with a maturity of six years. The proceeds of the loan were used for a distribution to equity holders and to pay related fees and expenses. The loan allows the borrower to pay interest in cash or in-kind through the accumulation of the outstanding principal amount. Verso Paper Finance Holdings LLC has no independent operations, consequently, all cash flows used to service the debt obligation will need to be received via a distribution from Verso Paper Holdings LLC. Verso Paper Holdings LLC paid a distribution of $7.1 million in first quarter 2008. Verso Paper Holdings LLC has no obligation to issue distributions to Verso Paper Finance Holdings LLC.

As of March 31, 2008, $4.0 million was outstanding under Verso Fiber Farm LLC’s $5.0 million revolving credit facility, and is included in short-term borrowings on the condensed combined balance sheets. As of December 31, 2007, $3.1 million was outstanding.

The Company is structured as a holding company and substantially all of its assets are held by its subsidiaries. Consequently, the Company’s subsidiaries conduct all of its consolidated operations and own substantially all of its operating assets. The terms of the senior secured credit facilities and the indentures governing the outstanding notes of the Company’s subsidiaries significantly restrict its subsidiaries from paying dividends and otherwise transferring assets to the Company. Although the terms of the debt agreements do not restrict the Company’s operating subsidiaries from obtaining funds from their respective subsidiaries to fund their operations and payments on indebtedness, the debt agreements may not permit them to provide the Company with sufficient dividends, distributions or loans to fund the Company’s obligations or pay dividends to its stockholders.

7. RETIREMENT PLANS

The company maintains a defined benefit pension plan that provides retirement benefits to hourly employees in Jay, Bucksport and Sartell. The plan provides defined benefits based on years of credited service times a specified flat dollar benefit rate.

The Company makes contributions that are sufficient to fully fund its actuarially determined costs, generally equal to the minimum amounts required by the Employee Retirement Income Security Act (ERISA). The Company made contributions of $1.6 million in first quarter 2008, with $1.5 million attributable to the 2007 plan year and $0.1 million attributable to the 2008 plan year. The Company currently expects to make additional contributions of $9.9 million with $8.4 million related to the 2008 plan year and $1.5 million related to the 2007 plan year.

The following table summarizes the components of net periodic expense:

(In thousands of U.S. dollars)	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007
Components of net periodic pension cost:
Service cost	$1,319	$1,254
Interest cost	251	149
Amortization of prior service cost	218	196

Net periodic pension cost	$1,788	$1,599

8. MANAGEMENT EQUITY AWARDS

Certain members of management were granted the right to purchase “Class A” units of Verso Paper Management LP (a limited partner of the ultimate parent of Verso Paper Finance Holdings, LLC). In addition, certain members of management were granted “Class B” and “Class C” units. The Class B units vest over a 5 year period, 20% at the end of each year of service. The Class C units will vest only if certain performance targets are met. Directors were granted “Class D” units of Verso Paper Management LP, which are currently vested.

During the three-month period ended March 31, 2007, additional “Class B” and “Class C” units were granted. The fair value of the additional units granted was approximately $0.6 million. Equity award expense of $0.1 million and $0.4 million was recognized in the three-month periods ended March 31, 2008 and 2007, respectively.

9. RELATED PARTY TRANSACTIONS

In conjunction with the Acquisition, we entered into a transition service agreement with International Paper whereby International Paper agreed to continue to provide certain services specified in the agreement that are necessary for us to run as a stand-alone business. The charges for the three-month periods ended March 31, 2008 and 2007, were $0.2 million and $2.2 million, respectively. As of September 30, 2007, we substantially discontinued the usage of services under this agreement.

The Company had net sales to International Paper of approximately $36.2 million and $33.5 million for the three-month periods ended March 31, 2008 and 2007, respectively. The Company had purchases included in cost of products sold from International Paper of approximately $1.0 million and $1.3 million for the three-month periods ended March 31, 2008 and 2007, respectively.

Subsequent to the Acquisition, we entered into a management agreement with Apollo relating to the provision of certain financial and strategic advisory services and consulting services. The agreement expires on August 1, 2018. Under the agreement, we pay Apollo an annual fee for its consulting and advising services in an amount equal to the greater of $2.5 million and 1.25% of our Adjusted EBITDA, as defined in the indentures governing our outstanding notes. Pursuant to this annual fee arrangement, $0.6 million and $0.7 million was expensed during the three month periods ended March 31, 2008 and 2007, respectively. Upon the consummation of our initial public offering, Apollo has the right to terminate the annual fee arrangement for its consulting and advisory services in exchange for the present value of all future annual fee payments under the agreement, which is estimated to be $23.1 million.

In January 2007, Verso Paper Finance Holdings LLC entered into a $250 million senior unsecured floating-rate term loan facility with a maturity of six years. Verso Paper Finance Holdings LLC has no independent operations, consequently, all cash flows used to service the debt obligation will need to be received via a distribution from Verso Paper Holdings LLC. Verso Paper Holdings LLC paid a distribution of $7.1 million in first quarter 2008. Verso Paper Holdings LLC has no obligation to issue distributions to Verso Paper Finance Holdings LLC. The loan allows the borrower to pay interest in cash or in-kind through the accumulation of the outstanding principal amount.

10. RESTRUCTURING AND OTHER CHARGES

Restructuring and other charges are comprised of transition and other non-recurring costs associated with the acquisition and carve out of our operations from those of International Paper; including costs of a transition service agreement with International Paper, technology migration costs, consulting and legal fees, and other one-time costs related to us operating as a stand-alone business. The charges for the three-month periods ended March 31, 2008 and 2007, were $1.7 million and $5.3 million, respectively. The charges in 2008 and 2007 included $0.2 million and $2.2 million, respectively, of transition service agreement costs. As of September 30, 2007, we substantially discontinued the usage of services under this agreement.

11. COMMITMENTS AND CONTINGENCIES

Contingencies—Contingent liabilities arise in the ordinary course of business, including those related to litigation. Various claims are pending against the Company and its subsidiaries. Although the Company cannot predict the outcome of these claims, after consulting with counsel, management is of the opinion that when resolved, these claims will not have a material adverse effect on the combined financial statements of the Company.

In connection with the Acquisition, we assumed a twelve-year supply agreement with Thilmany LLC for the products produced from our paper machine No. 5 at the Jay mill. This agreement requires Thilmany to pay us a variable charge for the paper purchased and a fixed charge for the availability of the No. 5 paper machine. We are responsible for the No. 5 machine’s routine maintenance and Thilmany is responsible for any capital expenditures specific to the machine. As defined in the agreement, Thilmany has the right to terminate the agreement if certain events occur.

The Company has a joint ownership interest with Bucksport Energy LLC, an unrelated third party, in a cogeneration power plant producing steam and electricity. The plant was built in 2000 by the two parties and is located in Bucksport, Maine. Each owner, Verso Bucksport LLC and Bucksport Energy LLC, owns its proportional share of the assets. The plant supports the Bucksport paper mill. The mill owns 28% of the steam and electricity produced by the plant. The mill may purchase its remaining electrical needs from the plant at market rates. The mill is obligated to purchase the remaining 72% of the steam output at fuel cost plus a contractually fixed fee per unit of steam. Power generation and operating expenses are divided on the same basis as ownership. The Bucksport mill has cash which is restricted in its use and may be used only to fund the ongoing energy operations of this investment. Approximately $0.2 million of restricted cash is included in Other assets in the accompanying condensed combined balance sheets at March 31, 2008.

12. INFORMATION BY INDUSTRY SEGMENT

The Company operates in three operating segments: coated and supercalendered papers; hardwood market pulp; and other, consisting of specialty industrial paper. The Company operates in one geographic segment, the United States. The Company’s core business platform is as a producer of coated freesheet, coated groundwood, and uncoated supercalendared papers. These products serve customers in the catalog, magazine, inserts, and commercial print markets.

The following table summarizes the industry segments for the three-month periods ended March 31, 2008 and 2007:

(In thousands of U.S. dollars)	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007
Net Sales:
Coated and supercalendered	$404,931	$314,762
Hardwood market pulp	39,107	36,047
Other	9,869	8,997

Total	$453,907	$359,806

Operating Income (Loss):
Coated and supercalendered	$21,354	$(7,817)
Hardwood market pulp	10,498	6,825
Other	(1,447)	(1,595)

Total	$30,405	$(2,587)

Depreciation and Amortization:
Coated and supercalendered	$26,770	$24,725
Hardwood market pulp	4,647	4,218
Other	727	659

Total	$32,144	$29,602

Capital Spending:
Coated and supercalendered	$9,408	$10,378
Hardwood market pulp	2,873	174
Other	535	472

Total	$12,816	$11,024

13. DERIVATIVE INSTRUMENTS AND HEDGES

In the normal course of business, the Company utilizes derivatives contracts as part of its risk management strategy to manage our exposure to market fluctuations in energy prices and interest rates. These instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet in accordance with generally accepted accounting principles. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. The Company manages credit risk by entering into financial instrument transactions only through approved counterparties. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in commodity prices. The Company manages market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken.

Derivative instruments are recorded on the balance sheet as other assets or other liabilities measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models may be applied. For a cash flow hedge accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. Cash flows from derivative contracts are reported as operating activities on the unaudited condensed combined statements of cash flows.

The Company enters into short-term, fixed-price energy swaps as hedges designed to mitigate the risk of changes in commodity prices for future purchase commitments. These fixed-price swaps involve the exchange of net cash settlements, based on changes in the price of the underlying commodity index compared to the fixed price offering, at specified intervals without the exchange of any underlying principal. Effective November 1, 2007, the Company designated its energy hedging relationships as cash flow hedges under SFAS No. 133. For the period of time these hedge relationships were not designated under SFAS No. 133, the swaps were measured at fair value with gains or losses included in current earnings. Subsequent to designation, net losses attributable to effective hedging are recorded in accumulated other comprehensive income, and the ineffective portion continues to be recognized in cost of products sold.

During the three months ended March 31, 2008, net settlements on these swaps resulted in an increase of $0.6 million in cost of products sold. On March 31, 2008, the fair values of these swaps were unrealized gains of $3.2 million. Unrealized gains on open derivative contracts recognized in cost of products sold were negligible in 2008. In addition, net gains related to the effective portion of SFAS No. 133 hedges of $2.7 million were recorded in accumulated other comprehensive income on March 31, 2008. Net gains included in other comprehensive income on March 31, 2008, are expected to be reclassified into cost of products sold in the same period when the hedged cash flows affect earnings and will decrease income or increase expense on the respective hedged cash flows. Assuming no change in open cash flow derivative hedge positions, the net gains are expected to be reclassified into earnings in 2008.

In February 2008, the Company entered into a $250 million notional value receive-variable, pay-fixed interest rate swap in connection with the Company’s outstanding floating rate notes that mature in 2014. The notes pay interest quarterly based on a three-month LIBOR. The Company is hedging the cash flow exposure on its quarterly variable-rate interest payments due to changes in the benchmark interest rate (three-month LIBOR). On March 31, 2008, the fair value of this swap was an unrealized loss of $1.6 million. In addition, net losses of $1.8 million were recorded in accumulated other comprehensive income on March 31, 2008. Net losses included in other comprehensive income on March 31, 2008, are expected to be reclassified into interest expense in the same period when the hedged cash flows affect earnings and will decrease or increase interest expense on the respective hedged cash flows. Net gains reclassified from other comprehensive income decreased interest expense by $0.2 million for the three months ended March 31, 2008. Net losses of approximately $1.1 million are expected to be reclassified from accumulated other comprehensive income into earnings within the next 12 months.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company adopted SFAS No. 157 as it relates to financial assets and liabilities as of January 1, 2008. The FASB deferred the effective date of SFAS No. 157 as it relates to fair value measurement for nonfinancial assets and liabilities that are not remeasured at fair value on a recurring basis to years beginning after November 15, 2008. The adoption of the initial provisions of SFAS No. 157 did not have a material impact on the Company’s financial statements.

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities at the measurement date.

•

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumption about the inputs used in pricing the asset or liability at the measurement date.

As of March 31, 2008, the fair values of our financial assets and liabilities are categorized as follows:

(In thousands of U.S. dollars)	Total	Level 1	Level 2	Level 3
ASSETS
Natural gas swaps(a)	$3,238	$—	$3,238	$—
Deferred compensation assets(a)	15	15	—	—

Total assets at fair value	$3,253	$15	$3,238	$—

LIABILITIES
Interest rate swaps(b)	$1,640	$—	$1,640	$—
Deferred compensation liabilities(a)	15	15	—	—

Total liabilities at fair value	$1,655	$15	$1,640	$—

(a)	Based on observable market data.
(b)	Based on observable inputs for the liability (interest rates and yield curves observable at specific intervals).

COMMON STOCK

Prospectus

Dated                     , 2008

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses other than the underwriting discount, payable by the Registrant in connection with the sale of the common shares being registered. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$ 12,286.31
FINRA fee	$ 35,000.00
Legal fees and expenses	$2,000,000.00
Printing and engraving expenses	$ 450,000.00
Blue sky fees	$ 5,000.00
NYSE fees	$ 100,000.00
Transfer agent fees	$ 10,000.00
Accounting fees and expenses	$1,000,000.00
Miscellaneous	$1,000,000.00

Total	$4,612,286.31

ITEM 14.	Indemnification of Officers and Directors.

Verso Paper Corp. is incorporated under the laws of the state of Delaware.

Section 145 of the Delaware General Corporation Law, or the “DGCL,” provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal actions and proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The amended and restated certificate of incorporation of Verso Paper Corp. will provide for the indemnification of directors, officers and employees to the fullest extent permitted by the DGCL. In addition, as permitted by the DGCL, the amended and restated certificate of incorporation of Verso Paper Corp. will provide that none of its directors will be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may hereafter be amended.

The amended and restated by-laws of Verso Paper Corp. will provide for the indemnification of all of their respective current and former directors and current or former officers to the fullest extent permitted by the DGCL.

Item 15.	Recent Sales of Unregistered Securities.

In connection with the Acquisition on August 1, 2006, the Registrant issued 1,000 shares of common stock to Verso Paper Management LP for an aggregate purchase price of approximately $290 million. This transaction was exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by the Registrant not involving a public offering. We determined that the purchaser of the securities was a sophisticated investor and was provided access to all relevant information necessary to evaluate the investment.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index beginning on the page II-5 for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

Schedule II – Valuation and Qualifying Accounts

Verso Paper Corp. (Successor) and

Coated and Supercalendered Papers Division of International Paper Company (Predecessor)

Valuation and Qualifying Accounts

Year Ended December 31, 2005, and Seven Months Ended July 31, 2006 (Predecessor)

and Five Months Ended December 31, 2006 (Successor) and Year Ended December 31, 2007

		Additions	Deductions	Balance at End of Period
	Balance at Beginning of Period	Charged to Cost and Expenses	Charge-off Against Allowances
Allowance for uncollectible accounts included under the balance sheet caption “Accounts receivable” (Predecessor):
Year Ended December 31, 2005	$8,897	$200	$(1,795)	$7,302

Seven Months Ended July 31, 2006	$7,302	$856	$(6,323)	$1,835

Allowance for uncollectible accounts included under the balance sheet caption “Accounts receivable” (Successor):
Five Months Ended December 31, 2006	$1,835	$102	$—	$1,937

Year Ended December 31, 2007	$1,937	$(258)	$(2)	$1,677

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on May 12, 2008.

VERSO PAPER CORP.
By:	/S/ MICHAEL A. JACKSON
Michael A. Jackson
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MICHAEL A. JACKSON Michael A. Jackson	President, Chief Executive Officer and Director (Principal Executive Officer)	May 12, 2008

/S/ ROBERT P. MUNDY Robert P. Mundy	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 12, 2008

*	Director	May 12, 2008
Joshua J. Harris

*	Director	May 12, 2008
Scott M. Kleinman

*	Director	May 12, 2008
Jordan C. Zaken

*	Director	May 12, 2008
David W. Oskin

*	Director	May 12, 2008
L.H. Puckett, Jr.

*	Director	May 12, 2008
Michael E. Ducey

*	Director	May 12, 2008
David B. Sambur

* /S/ ROBERT P. MUNDY		May 12, 2008
Robert P. Mundy Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1**	Form of Underwriting Agreement.

2.1	Agreement of Purchase and Sale dated as of June 4, 2006, among International Paper Company, Verso Paper Investments LP and Verso Paper LLC (incorporated by reference to Exhibit 2.1 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

2.2**	Amendment No. 1 to Agreement of Purchase and Sale, dated as of August 1, 2006, among International Paper Company, Verso Paper Investments LP and Verso Paper LLC.

2.3**	Amendment No. 2 to Agreement of Purchase and Sale, dated as of May 31, 2007, among International Paper Company, Verso Paper Investments LP and Verso Paper LLC.

3.1**	Form of Amended and Restated Certificate of Incorporation of Verso Paper Corp.

3.2**	Form of Amended and Restated Bylaws of Verso Paper Corp.

4.1**	Specimen common stock certificate of Verso Paper Corp.

5.1**	Opinion of Latham & Watkins LLP, special counsel to Verso Paper Corp.

10.1	Credit Agreement, dated as of August 1, 2006, among Verso Paper Finance Holdings LLC, Verso Paper Holdings LLC, the Lenders party thereto, Credit Suisse, Cayman Islands Branch, as Administrative Agent, Lehman Brothers Inc., as Syndication Agent, and Citigroup Global Markets Inc. and Banc of America Securities LLC, as Documentation Agents (incorporated by reference to Exhibit 10.1 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.2	Guarantee and Collateral Agreement, dated as of August 1, 2006, among Verso Paper Finance Holdings LLC, Verso Paper Holdings LLC, the Subsidiaries identified therein and Credit Suisse, Cayman Islands Branch, as Administrative Agent (incorporated by reference to Exhibit 10.2 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.3	Intellectual Property Security Agreement, dated as of August 1, 2006, made by Verso Paper Holdings LLC, Verso Paper Inc., Verso Paper LLC, Verso Androscoggin LLC, Verso Bucksport LLC, Verso Quinnesec LLC, Verso Sartell LLC and Nextier Solutions Corporation in favor of Wilmington Trust Company, as Collateral Agent (incorporated by reference to Exhibit 10.3 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.4	Management and Transaction Fee Agreement, dated as of August 1, 2006, among Verso Paper LLC, Verso Paper Investments LP, Apollo Management V, L.P. and Apollo Management VI, L.P. (incorporated by reference to Exhibit 10.4 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.5	Employment Agreement, dated as of November 16, 2006, between Michael A. Jackson and Verso Paper Holdings LLC (incorporated by reference to Exhibit 10.5 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.6	Letter Agreement, dated as of November 16, 2006, between Michael A. Jackson and Verso Paper Holdings LLC (incorporated by reference to Exhibit 10.6 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

Exhibit No.	Description of Exhibit
10.7**	First Amendment to Employment Agreement dated as of January 1, 2008, between Michael A. Jackson and Verso Paper Holdings LLC.

10.8**	Second Amended and Restated Limited Partnership Agreement of Verso Paper Management LP dated as of February 26, 2008.

10.9**	Form of Third Amended and Restated Limited Partnership Agreement of Verso Paper Management LP.

10.10	Letter Agreement dated as of February 16, 2007, between Verso Paper Management LP and Michael A. Jackson (incorporated by reference to Exhibit 10.8 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.11	Letter Agreement dated as of November 1, 2006, between Verso Paper Management LP and L.H. Puckett (incorporated by reference to Exhibit 10.9 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.12**	Confidentiality and Non-Competition Agreement, dated as of January 1, 2008, between Robert P. Mundy and Verso Paper Holdings LLC.

10.13**	Confidentiality and Non-Competition Agreement, dated as of January 1, 2008, between Lyle J. Fellows and Verso Paper Holdings LLC.

10.14**	Confidentiality and Non-Competition Agreement, dated as of January 1, 2008, between Michael A. Weinhold and Verso Paper Holdings LLC.

10.15**	Confidentiality and Non-Competition Agreement, dated as of January 1, 2008, between Peter H. Kesser and Verso Paper Holdings LLC.

10.16	Indenture relating to the Second Priority Senior Secured Floating Rate Notes due 2014 and the 9 1/8% Second Priority Senior Secured Fixed Rate Notes due 2014, dated as of August 1, 2006, among Verso Paper Holdings LLC, Verso Paper Inc., the Guarantors named therein and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.17	Indenture relating to the 11 3/8% Senior Subordinated Notes due 2016, dated as of August 1, 2006, among Verso Paper Holdings LLC, Verso Paper Inc., the Guarantors named therein and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.6 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.18	Intercreditor Agreement, dated as August 1, 2006, among Credit Suisse, Cayman Islands Branch, as Intercreditor Agent, Wilmington Trust Company, as Trustee, Verso Paper Finance Holdings LLC, Verso Paper Holdings LLC and the Subsidiaries of Verso Paper Holdings LLC listed on Schedule I thereto (incorporated by reference to Exhibit 4.11 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.19	Collateral Agreement, dated as of August 1, 2006, among Verso Paper Holdings LLC, Verso Paper Inc., the Subsidiaries identified therein and Wilmington Trust Company, as Collateral Agent (incorporated by reference to Exhibit 4.12 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

Exhibit No.	Description of Exhibit
10.20	Intellectual Property Security Agreement, dated as of August 1, 2006, made by Verso Paper Finance Holdings LLC, Verso Paper Holdings LLC, Verso Paper Inc., Verso Paper LLC, Verso Androscoggin LLC, Verso Bucksport LLC, Verso Quinnesec LLC, Verso Sartell LLC and NexTier Solutions Corporation in favor of Credit Suisse, Cayman Islands Branch, as Administrative Agent (incorporated by reference to Exhibit 4.13 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.21**	Credit Agreement, dated January 31, 2007, among Verso Paper Finance Holdings LLC, Verso Paper Finance Holdings Inc., the Lenders party thereto, Credit Suisse, as Administrative Agent, and Citigroup Global Markets Inc., as Syndication Agent.

10.22**	Form of Registration Rights Agreement among Verso Paper Investments LP and the individual limited partners of Verso Paper Management LP.

10.23**	Form of Indemnification Agreement between Verso Paper Corp. and its directors and executive officers.

10.24**	Form of Senior Executive Incentive Bonus Plan.

10.25**	Form of 2008 Incentive Award Plan.

21**	Subsidiaries of the Registrant.

23.1**	Consent of Latham & Watkins LLP, special counsel to Verso Paper Corp. (included in Exhibit 5.1).

23.2*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.3**	Power of Attorney.

99.1**	Consent of Resource Information Systems, Inc.

*	Filed herewith.

**	Previously filed.